

POWER CORPORATION OF CANADA



Second Quarter Report



FOR THE PERIOD ENDED JUNE 30, 2006

This document is also available on www.sedar.com or the Corporation's Web site,
www.powercorporation.com

Additional printed copies of this document are available from the Secretary,
Power Corporation of Canada

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire,
Power Corporation du Canada

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

TO THE SHAREHOLDERS

Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2006 were $593 million or $1.27 per share, compared with $523 million or $1.14 per share in the corresponding period of 2005. This represents an 11.7% increase on a per share basis.

Growth in the Corporation's operating earnings reflects an increase in the contribution from Power Financial Corporation. It also reflects an increase in income from investments, which includes $32 million of pre-tax gains in the second quarter contributed by Sagard, the European private equity fund.

Other items not included in operating earnings were $2 million in the six-month period in 2006, compared with $3 million in the corresponding period in 2005.

As a result, net earnings for the six months ended June 30, 2006 were $595 million or $1.27 per share, compared with $526 million or $1.14 per share in 2005.

SECOND QUARTER RESULTS

For the quarter ended June 30, 2006, operating earnings of the Corporation were $339 million or $0.73 per share, compared with $292 million or $0.64 per share in the second quarter in 2005. This represents an increase of 14.9% on a per share basis. The increase reflects growth in the contribution from subsidiaries, as well as higher income from investments, as explained above.

Other items for the quarter in 2006 were $2 million, as in 2005.

Net earnings for the quarter were therefore $341 million or $0.73 per share in 2006, compared with $294 million or $0.64 per share in 2005.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2006 were $891 million or $1.22 per share, compared with $830 million or $1.14 per share in the corresponding period in 2005. This represents a 6.7% increase on a per share basis.

Growth in Power Financial's operating earnings reflects an increase in the contribution from its subsidiaries and affiliate.

Other items not included in operating earnings were a net charge of $5 million or $0.01 per share in the six-month period in 2006. Other items were nil in the six-month period in 2005.

As a result, net earnings for the six-month period ended June 30, 2006 were $886 million or $1.21 per share, compared with $830 million or $1.14 per share for the same period in 2005.

For the quarter ended June 30, 2006, operating earnings of Power Financial were $483 million or $0.66 per share, compared with $449 million or $0.62 per share in the second quarter of 2005, representing an increase of 7.1% on a per share basis.

Other items for the quarter in 2006 were a charge of $5 million or $0.01 per share, compared with a credit of $2 million in the second quarter of 2005.

Net earnings for the quarter were therefore $478 million or $0.65 per share in 2006, compared with $451 million or $0.62 in 2005.

On behalf of the Board of Directors,





Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer
August 3, 2006

André Desmarais, O.C.
President and Co-Chief Executive Officer

Page intentionally left blank.

POWER CORPORATION OF CANADA

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Corporation of Canada for the three months and six months ended June 30, 2006 and the consolidated financial statements of the Corporation as at and for the three months and six months ended June 30, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

The trademarks contained in this report are owned by Power Corporation of Canada, or a member of the Power Corporation group of companies. Trademarks that are not owned by Power Corporation are used with permission.

POWER CORPORATION OF CANADA

PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FINANCIAL STATEMENTS AND NOTES

JUNE 30, 2006

POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the six-month and three-month periods ended June 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the six-month and three-month periods ended June 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation or its subsidiaries and affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' and affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of June 30, 2006, Power Corporation held a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2005 and 2004.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts B, C and D of this interim MD&A concerning Power Financial, Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR or from the Web sites of Power Financial (www.powerfinancial.com), Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

As in previous years, Pargesa will release its six-month results during the month of September and, consequently, specific information relating to this company is not disclosed herein. The contribution from Parjointco N.V. (Parjointco) (which holds Power Financial's interest in Pargesa) reflected in the interim unaudited consolidated financial statements of Power Financial for the periods ended June 30, 2006, has therefore been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in prior years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-months' results in September will be recorded by Power Financial in the third quarter of 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries the Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), the Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of June 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,700 consultants nationwide (at June 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of June 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of June 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe to its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of June 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which GBL made its first investments during the second part of 2005. GBL announced on May 22, 2006 that it had crossed the 10% threshold in equity interest in Lafarge.

As previously disclosed, GBL sold back to Bertelsmann its 25.1% equity interest in that company, for cash consideration of €4.5 billion on July 4, 2006. GBL also disclosed that it would record a gain of approximately €2.4 billion as a result of this transaction. On that basis, Power Financial will record a gain of approximately $350 million (Power Corporation's share will amount to approximately $230 million), which will be recorded by Power Corporation in the third quarter of 2006.

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming.

Gesca also owns and operates several Web sites, including cyberpresse.ca and lapresseaffaires.com. Mediametrix, which measures traffic on Web sites in Canada, estimates that these Web sites rank among the top French-language news Web sites in terms of number of unique visitors and page views. Gesca also owns a 20 per cent interest in Workopolis, a Canadian employment Web site.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100% of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies. Further information concerning Neurochem Inc. and Adaltis Inc. is contained in their disclosure documents at www.sedar.com.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6% interest in CITIC Pacific Limited (CITIC Pacific). CITIC Pacific invests in power generation, civil infrastructure, special steel manufacturing, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. In addition, Power Corporation is involved in selected projects in China, and operates as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, with an initial investment of US$50 million.

INVESTMENTS IN FUNDS AND SECURITIES

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

As previously disclosed, Power Corporation made a commitment of €100 million in 2002 to Sagard Private Equity Partners (Sagard 1), a €535 million fund based in Paris, France. Power Corporation owns 100% of the French management company, Sagard S.A.S. Since it started its operations, Sagard 1 has completed 12 investments. Two of these investments were sold during the second quarter of 2006. The management company has decided to launch Sagard 2, with the objective of raising €800 million. Sagard 2 will have the same investment strategy as Sagard 1. Power Corporation is making a €200 million commitment to this new fund.

In the United States, the Corporation is also in the process of reviewing investment opportunities, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of the date of this report, there were 48,854,772 Participating Preferred Shares, unchanged from December 31, 2005, and 401,754,709 Subordinate Voting Shares of the Corporation outstanding, compared with 401,749,709 as of June 30, 2006 and 400,264,694 as of December 31, 2005. The increase in the number of outstanding Subordinate Voting Shares reflects the exercise of options under the Corporation's Executive Stock Option Plan.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann (sold in July 2006), Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend).

As previously disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

CONTRIBUTION FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

As explained above, the contribution from the European affiliate for the three-month and six-month periods ended June 30, 2006 reflected in the unaudited interim consolidated financial statements of Power Financial has been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in previous years, any difference between this estimated contribution and actual figures disclosed in the release by Pargesa of its six-month results in September — including the estimated contribution to earnings from Bertelsmann for the second quarter — will be recorded by Power Financial in the third quarter (please refer to the table "Summary of Quarterly Results" — footnote 2 later in this section for the impact of such adjustments on Power Financial's earnings in 2005 and 2004).

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

› operating earnings; and

› other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as per the financial statements.

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes its share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

THREE MONTHS ENDED JUNE 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	935		935	865		865
Share of earnings of affiliates	68		68	50		50
Earnings before other income, income taxes and non-controlling interests	1,003		1,003	915		915
Other income [charges]		(8)	(8)		(2)	(2)
Earnings before income taxes and non-controlling interests	1,003	(8)	995	915	(2)	913
Income taxes	210	(8)	202	234	(2)	232
Non-controlling interests	454	(2)	452	389	(2)	387
Net earnings	339	2	341	292	2	287
Per share	0.73	–	0.73	0.64	–	0.64

SIX MONTHS ENDED JUNE 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	1,827		1,827	1,663		1,663
Share of earnings of affiliates	75		75	58		58
Earnings before other income, income taxes and non-controlling interests	1,902		1,902	1,721		1,721
Other income [charges]		(8)	(8)		(6)	(6)
Earnings before income taxes and non-controlling interests	1,902	(8)	1,894	1,721	(6)	1,715
Income taxes	467	(8)	459	458	(5)	453
Non-controlling interests	842	(2)	840	740	(4)	736
Net earnings	593	2	595	523	3	526
Per share	1.27	–	1.27	1.14	–	1.14

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	SIX MONTHS ENDED JUNE 30				THREE MONTHS ENDED JUNE 30			
	2006		2005		2006		2005	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries	570		534		314		294	
Results from corporate activities	23		(11)		25		(2)	
Operating earnings [2]	593	1.27	523	1.14	339	0.73	292	0.64
Other items	2	–	3	–	2	–	2	–
Net earnings	595	1.27	526	1.14	341	0.73	294	0.64

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $10 million and $7 million in the second quarters of 2006 and 2005, respectively, and to $21 million and $15 million in the six-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting perpetual preferred share dividends (see above) from operating earnings.

OPERATING EARNINGS

Operating earnings for the six-month period ended June 30, 2006 were $593 million, or $1.27 per share, compared with $523 million or $1.14 per share in the corresponding period of 2005. This represents an 11.7% increase on a per share basis.

For the three-month period ended June 30, 2006, operating earnings were $339 million or $0.73 per share, compared with $292 million or $0.64 per share in the first quarter of 2005, for an increase of 14.9% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $570 million in the six-month period ended June 30, 2006, compared with $534 million in the corresponding period in 2005, which represents an increase of $36 million or 6.7%. For the second quarter in 2006 compared with the corresponding period in 2005, the increase was 6.8%, from $294 million in 2005 to $314 million in 2006.

Power Financial, which makes the most significant contribution to earnings, reported operating earnings of $891 million or $1.22 per share in the six-month period ended June 30, 2006, compared with $830 million or $1.14 per share for the same period in 2005. On a per share basis, this represents an increase of 6.7%. For the three-month period ended June 30, 2006, Power Financial reported operating earnings of $483 million, or $0.66 per share, compared with $449 million or $0.62 per share in the same period in 2005, which represents an increase of 7.1% on a per share basis.

For more information on the interim results of Power Financial, Lifeco, and IGM, readers are referred to Parts B, C, and D, respectively, of this interim MD&A.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities were a net profit of $23 million to operating earnings in the six-month period ended June 30, 2006, compared with a net charge of $11 million in the corresponding period of last year. The improvement in results compared to last year results primarily from higher income from investments, which includes, in the second quarter of 2006, an aggregate amount of $32 million representing the Corporation's share of pre-tax profits resulting from the sale by Sagard 1 of two of its investments.

For the three-month period ended June 30, 2006, results from corporate activities were $25 million, compared with a charge of $2 million in the corresponding period in 2005.

OTHER ITEMS

Other items amounted to $2 million in the six-month and three-month periods ended June 30, 2006, compared with $3 million and $2 million, respectively, in the corresponding periods in 2005. Other items in 2006 consisted of the Corporation's share of other items recorded by Power Financial, as well as the reversal, in the second quarter, of $5 million of specific provisions which management no longer considers appropriate.

Other items in 2005 included Power Corporation's share of other items recorded by Power Financial, as well as its share of non-recurring items recorded by PTIC in the first quarter.

NET EARNINGS

Net earnings for the six-month period ended June 30, 2006 were $595 million or $1.27 per share, compared with $526 million or $1.14 per share in the corresponding period in 2005. For the quarter ended June 30, net earnings were $341 million or $0.73 per share in 2006, compared with $294 million or $0.64 per share in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	JUNE 30, 2006	DECEMBER 31, 2005	JUNE 30, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**5,489**	5,332	**722**	671
Investments at equity	**1,629**	1,554	**5,928**	5,609
Other investments	**89,490**	87,773	**850**	864
Other assets	**27,279**	18,340	**311**	306
Total	**123,887**	112,999	**7,811**	7,450
Liabilities				
Policy liabilities				
Actuarial liabilities	**81,105**	71,263		
Other	**4,159**	3,787		
Other liabilities	**14,125**	14,719	**156**	191
Preferred shares of subsidiaries	**1,644**	1,656		
Capital trust securities and debentures	**647**	648		
Debentures and other borrowings	**3,602**	3,427		
	105,282	95,500	**156**	191
Non-controlling interests	**10,950**	10,240		
Shareholders' equity				
Non-participating shares	**795**	795	**795**	795
Participating shares[2]	**6,860**	6,464	**6,860**	6,464
Total	**123,887**	112,999	**7,811**	7,450
Consolidated assets and assets under administration	**298,394**	282,273		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities. Please refer to Parts B, C and D of this Interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $123,887 million at the end of June 2006, compared with $112,999 million at December 31, 2005. The increase in assets is attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of the Equitable Life Assurance Society in the United Kingdom.

Preferred shares of subsidiaries represent soft-retractable preferred shares issued by Power Financial, Lifeco and IGM, while perpetual preferred shares issued by subsidiaries are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $78 billion at the end of June 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $96 billion at June 30, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, and is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $722 million at the end of June 2006, compared with $671 million at the end of December 2005.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At June 30, 2006, 90% of the $722 million of cash and cash equivalents were denominated in Canadian dollars.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $5,928 million at June 30, 2006, compared with $5,609 million at December 31, 2005. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries and affiliates, net of dividends received, for a net amount of $341 million; and
- a net negative $25 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and in Pargesa.

Other investments (excluding investments held by PTIC) amounted to $850 million at the end of June 2006, compared with $864 million at the end of 2005. The carrying value of the portfolio of marketable securities was $495 million ($496 million at the end of 2005) and consisted primarily of the carrying value of the investment in CITIC Pacific for $434 million, $57 million representing the carrying value of the portfolio of securities and mutual funds held as part of the QFII operations in China which began in 2005, as well as other marketable securities. The carrying value of the portfolio of investment funds held by the Corporation (excluding funds held by PTIC) was $321 million at the end of June 2006, compared with $330 million at December 31, 2005. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $70 million, including remaining commitments of $26 million for Sagard 1 in Europe ($101 million and $34 million, respectively, of remaining commitments at the end of 2005). In addition, the Corporation committed in July 2006 to invest up to €200 million (approximately $285 million) in Sagard 2, and is reviewing investment opportunities in the United States, as described above.

CASH FLOWS

CONSOLIDATED CASH FLOWS

	SIX MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Cash flow from operating activities	**2,024**	2,814	**2,086**	1,740
Cash flow from financing activities	**(99)**	(515)	**293**	(304)
Cash flow from investing activities	**(1,808)**	(1,948)	**(1,619)**	(1,276)
Effect of changes in exchange rates on cash and cash equivalents	**40**	(98)	**10**	(72)
Increase in cash and cash equivalents	**157**	253	**770**	88
Cash and cash equivalents, beginning of year	**5,332**	4,142	**4,719**	4,307
Cash and cash equivalents, end of year	**5,489**	4,395	**5,489**	4,395

On a consolidated basis, cash and cash equivalents increased by $770 million in the six-month period ended June 30, 2006, compared with an increase of $88 million in the corresponding period in 2005.

Operating activities produced a net inflow of $2,024 million in the six-month period in 2006, compared with a net inflow of $2,814 million in the same period in 2005.

› For the six-month period in 2006, Lifeco's cash flow from operations was $1,747 million, compared with $2,630 million in 2005. The decrease in cash flow from operations is mainly due to lower premium income in United States Financial Services and the reduction and payment of other liabilities. For the three-month period ended June 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the six-month period in 2006, cash was used to acquire additional invested assets of $1,722 million supporting policy liabilities.

› Operating activities of IGM, before payment of commissions, generated $451 million in the six-month period ended June 30, 2006, as compared to $403 million in the same period in 2005. Cash commissions paid were $204 million in the six-month period in 2006, compared with $194 million in the same period in 2005, and reflect the increase in mutual fund sales over 2005 levels.

Cash flows from financing activities, which include dividends paid on participating and non-participating shares of the Corporation as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $99 million in the six-month period ended June 30, 2006, compared with net outflows of $515 million in the corresponding period in 2005.

Financing activities during the six-month period ended June 30, 2006 compared to the same period in 2005 include, in particular:

› Dividends paid on a consolidated basis in 2006 of $529 million, compared with $446 million in 2005.

› Repayment of long-term debt of $150 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006, compared with $36 million in 2005.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $37 million in 2006, compared with $39 million in the six-month period in 2005.

› Issue of preferred shares by Lifeco in the amount of $300 million.

› Issue of debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $1,808 million in the six-month period in 2006, compared with net outflows of $1,948 million in the same period in 2005.

› Investing activities at Lifeco in 2006 resulted in a net outflow of $1,722 million, compared with $1,779 million in 2005.

› Investing activities at IGM were a net outflow of $31 million in the six-month period ended June 30, 2006, compared with a net outflow of $78 million in the corresponding period in 2005.

Cash flow from investing activities for the six-month period in 2006 compared with 2005 related primarily to increases in residential mortgages related to IGM's mortgage banking operations and personal loans related to its intermediary operations for an amount of $690 million, offset by securitizations of $633 million, compared with an increase of $244 million in the six-month period in 2005, offset by securitizations of $131 million.

In addition, purchases of securities amounted to $50 million in the six-month period in 2006, compared with $16 million in 2005, while sales of securities generated proceeds of $85 million in 2006, compared with $56 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts C and D of this Interim MD&A related to these subsidiaries, respectively.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the first preferred shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In the first and second quarters of 2006, Power Financial declared dividends of $0.2325 and $0.25 per share, respectively, on its common shares, compared with $0.2025 and $0.2175, respectively, in the first and second quarters of 2005.

In the first and second quarters of 2006, quarterly dividends declared on the Corporation's participating shares amounted to $0.16875 per share and $0.1975, respectively, compared with $0.14375 and $0.16875 per share, respectively, in the same periods in 2005. This represents a 17% increase on a year-to-date basis.

SHAREHOLDERS' EQUITY

Shareholders' equity, including non-participating shares issued by the Corporation, was $7,655 million at the end of June 2006, compared with $7,259 million at the end of 2005.

Non-participating shares of the Corporation consist of five series of First Preferred shares with an aggregate stated amount of $795 million as of June 30, 2006 (unchanged from December 31, 2005), of which $750 million are non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at June 30, 2006 (unchanged from the end of 2005), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in the six-month period in 2006.

Excluding preferred shares, participating shareholders' equity was $6,860 million at June 30, 2006, compared with $6,464 million at December 31, 2005. The increase of $396 million was primarily due to:

- a $406 million increase in retained earnings; and
- a $35 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 1,485,015 Subordinate Voting shares in the six-month period ended June 30, 2006 (3,365,075 in the corresponding period in 2005) under the Executive Stock Option Plan, resulting in an increase in stated capital of $15 million (corresponding period in 2005 — $19 million). Book value per participating share of the Corporation was $15.22 at the end of June 2006, compared with $14.39 at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Corporate rating/counterparty credit rating	A [high]	A
Preferred		
Cumulative shares	Pfd 2 [high]	Canadian scale P2 [high] Global scale BBB+
Non-cumulative	Pfd 2 [high]	Canadian scale P2 [high] Global scale BBB+

[1] The ratings on the Corporation's securities were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirements:

- *CICA Handbook* Section 3500, "Earnings Per Share", which is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share;
- new standards addressing the recognition and measurement of financial instruments and the the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part C of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the six-month period ended June 30, 2006. During the period, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $632.7 million, compared with $131.5 million in the corresponding period in 2005. Securitized loans serviced at June 30, 2006, totalled $1,049.3 million and the fair value of IGM's retained interest was $15.4 million. This compares with $583.2 million and $18.5 million, respectively, at June 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the six-month period ended June 30, 2006. During the second quarter of 2006, IGM increased the outstanding notional amount of interest swaps by $766.5 million to $1,368.9 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at June 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A, as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the six-month period ended June 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2006		2005				2004			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,390**	6,416	7,250	5,853	6,415	7,095	6,387	5,549	6,513	5,894
Operating earnings[1][2][3][4]	**339**	254	290	258	292	231	242	233	271	209
per share — basic	**0.73**	0.54	0.62	0.56	0.64	0.50	0.53	0.51	0.59	0.45
Other items[2][3]	**2**	–	(5)	(16)	2	1	(10)	(5)	11	(2)
per share — basic	**–**	–	(0.01)	(0.04)	0.00	0.00	(0.02)	(0.01)	0.03	(0.00)
Net earnings	**341**	254	285	242	294	232	232	228	282	207
per share — basic	**0.73**	0.54	0.61	0.52	0.64	0.50	0.51	0.50	0.62	0.45
per share — diluted	**0.73**	0.54	0.60	0.51	0.63	0.50	0.50	0.49	0.61	0.44

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF37 million (estimated) in 2006, SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the full annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Pargesa releases its six-month results in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on Power Financial's third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Corporation's share of this specific charge was $14 million or $0.03 per share in the third quarter, and $7 million or $0.02 per share in the fourth quarter of 2005. In addition, Other items also included in 2004 and in the first three quarters of 2005 the impact of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part D of this report related to IGM).

[4] For a definition of this non-GAAP financial measure, please refer to Results of Power Corporation of Canada — Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	JUNE 30, 2006 (unaudited)	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	5,489	5,332
Investments		
Shares	5,043	4,867
Bonds	60,479	59,298
Mortgages and other loans	15,428	15,118
Loans to policyholders	6,670	6,646
Real estate	1,870	1,844
	89,490	87,773
Funds held by ceding insurers	11,526	2,556
Investment in affiliates, at equity	1,629	1,554
Intangible assets	2,418	2,419
Goodwill	8,281	8,264
Future income taxes	394	476
Other assets	4,660	4,625
	123,887	112,999
Liabilities		
Policy liabilities		
Actuarial liabilities	81,105	71,263
Other	4,159	3,787
Deposits and certificates	669	693
Funds held under reinsurance contracts	3,954	4,325
Debentures and other borrowings [Note 2]	3,599	3,427
Preferred shares of subsidiaries	1,644	1,656
Capital trust securities and debentures [Note 3]	647	648
Future income taxes	836	865
Other liabilities	8,669	8,836
	105,282	95,500
Non-controlling interests	10,950	10,240
Shareholders' Equity		
Stated capital [Note 4]		
Non-participating shares	795	795
Participating shares	432	417
Contributed surplus	47	37
Retained earnings	6,884	6,478
Foreign currency translation adjustments	(503)	(468)
	7,655	7,259
	123,887	112,999

CONSOLIDATED STATEMENTS OF EARNINGS

[unaudited] [in millions of dollars, except per share amounts]	THREE MONTHS ENDED JUNE 30 2006	THREE MONTHS ENDED JUNE 30 2005	SIX MONTHS ENDED JUNE 30 2006	SIX MONTHS ENDED JUNE 30 2005
Revenues				
Premium income	**4,444**	3,784	**8,139**	8,344
Net investment income	**1,599**	1,384	**2,985**	2,725
Fees and media income	**1,347**	1,247	**2,682**	2,441
	7,390	6,415	**13,806**	13,510
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,959**	4,081	**8,960**	8,897
Commissions	**532**	504	**1,069**	1,002
Operating expenses	**878**	879	**1,782**	1,776
Financing charges [Note 5]	**86**	86	**168**	172
	6,455	5,550	**11,979**	11,847
	935	865	**1,827**	1,663
Share of earnings of affiliates	**68**	50	**75**	58
Other income [charges], net [Note 6]	**(8)**	(2)	**(8)**	(6)
Earnings before income taxes and non-controlling interests	**995**	913	**1,894**	1,715
Income taxes	**202**	232	**459**	453
Non-controlling interests	**452**	387	**840**	736
Net earnings	**341**	294	**595**	526
Earnings per participating share [Note 7]				
Basic	**0.73**	0.64	**1.27**	1.14
Diluted	**0.73**	0.63	**1.26**	1.13

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

SIX MONTHS ENDED JUNE 30 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	**6,478**	5,761
Add		
Net earnings	**595**	526
	7,073	6,287
Deduct		
Dividends		
Non-participating shares	**21**	15
Participating shares	**165**	140
Other	**3**	–
	189	155
Retained earnings, end of period	**6,884**	6,132

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
[unaudited] [in millions of dollars]	2006	2005	2006	2005
Operating activities				
Net earnings	341	294	595	526
Non-cash charges [credits]				
Increase [decrease] in policy liabilities	274	579	403	1,458
Decrease [increase] in funds held by ceding insurers	379	102	431	230
Increase [decrease] in funds held under reinsurance contracts	(19)	(70)	(97)	(68)
Amortization and depreciation	28	28	55	57
Future income taxes	(1)	(14)	77	137
Non-controlling interests	452	387	840	736
Other	288	419	92	396
Change in non-cash working capital	344	15	(372)	(658)
	2,086	1,740	2,024	2,814
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(174)	(144)	(344)	(291)
Non-participating shares	(10)	(8)	(20)	(15)
Participating shares	(89)	(76)	(165)	(140)
	(273)	(228)	(529)	(446)
Issue of subordinated voting shares	4	2	15	19
Issue of common shares by subsidiaries	6	3	24	16
Repurchase of common shares by subsidiaries	(15)	(22)	(37)	(39)
Issue of preferred shares by a subsidiary	300	-	300	-
Repurchase of preferred shares by a subsidiary	(12)	-	(12)	-
Issue of subordinated debentures	336	-	336	-
Repayment of debentures and other borrowings	-	-	(150)	(36)
Other	(53)	(59)	(46)	(29)
	293	(304)	(99)	(515)
Investment activities				
Bond sales and maturities	9,570	11,326	22,353	20,549
Mortgage loan repayments	473	725	911	1,567
Sales of shares	312	427	673	706
Real estate sales	(74)	32	45	68
Proceeds from securitizations	547	82	633	131
Change in loans to policyholders	(133)	(135)	(220)	(172)
Change in repurchase agreements	4	278	118	390
Investment in bonds	(10,782)	(12,535)	(23,526)	(22,063)
Investment in mortgage loans	(1,109)	(881)	(1,895)	(1,985)
Investment in shares	(375)	(421)	(775)	(872)
Investment in real estate	(44)	(173)	(116)	(225)
Other	(8)	(1)	(9)	(42)
	(1,619)	(1,276)	(1,808)	(1,948)
Effect of changes in exchange rates on cash and cash equivalents	10	(72)	40	(98)
Increase [decrease] in cash and cash equivalents	770	88	157	253
Cash and cash equivalents, beginning of period	4,719	4,307	5,332	4,142
Cash and cash equivalents, end of period	5,489	4,395	5,489	4,395

POWER CORPORATION OF CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] JUNE 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	JUNE 30, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	253	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	197	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	336	-
Other notes payable with interest rate of 8.0%	8	9
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Bankers' Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013	50	50
	3,599	3,427

During the second quarter of 2006, Lifeco issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	JUNE 30, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition related fair market value adjustment	32	34
Capital trust securities held by consolidated group as temporary investments	(185)	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	JUNE 30, 2006	DECEMBER 31, 2005
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized — Unlimited number of shares		
Issued — 899,878 shares	45	45
Series A First Preferred Shares		
Authorized and issued — 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued — 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued — 6,000,000 shares	150	150
Series D First Preferred Shares		
Authorized and issued — 10,000,000 shares	250	250
	795	795
Participating shares		
Participating Preferred Shares		
Authorized — Unlimited number of shares		
Issued — 48,854,772 shares	27	27
Subordinate Voting Shares		
Authorized — Unlimited number of shares		
Issued — 401,749,709 [2005 — 400,264,694] shares	405	390
	432	417

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

STOCK-BASED COMPENSATION

During the second quarter of 2006, 1,342,075 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2006).

During the first quarter of 2005, 1,192,500 options were granted under the Corporation's stock option plan (no options were granted in the second quarter of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	2.3%	1.9%
Expected volatility	19.0%	24.0%
Risk-free interest rate	4.3%	4.1%
Expected life [years]	7	7
Fair value per option granted [$/option]	$7.29	$8.64

In addition, stock options were also granted by subsidiaries during the six months ended June 30, 2006. Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $9 million in the second quarter of 2006 ($6 million in 2005) and $16 million for the six months ended June 30, 2006 ($12 million in 2005).

Options were outstanding at June 30, 2006 to purchase, until May 16, 2016, up to an aggregate of 13,051,270 subordinate voting shares at various prices from $11.3625 to $33.285 per share. During the three months ended June 30, 2006, 200,000 subordinate voting shares (410,130 in 2005) were issued under the Corporation's plan for an aggregate consideration of $4 million ($2 million in 2005). During the six months ended 2006, 1,485,015 subordinate voting shares (3,365,075 in 2005) were issued for an aggregate consideration of $15 million ($19 million in 2005).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Interest on debentures and other borrowings	58	59	112	117
Preferred share dividends	18	17	37	36
Interest on capital trust debentures	12	12	24	24
Distributions on capital trust securities held by consolidated group as temporary investments	(2)	(2)	(5)	(5)
	86	86	168	172

NOTE 6 OTHER INCOME [CHARGES], NET

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Share of Pargesa's non-operating earnings	(13)	9	(13)	10
Restructuring costs — Lifeco	–	(11)	–	(18)
Other	5	–	5	2
	(8)	(2)	(8)	(6)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Net earnings	341	294	595	526
Dividends on non-participating shares	(10)	(7)	(21)	(15)
Net earnings available to participating shareholders	331	287	574	511
Weighted number of participating shares outstanding [millions] — Basic	450.5	448.0	450.0	447.1
Exercise of stock options	10.4	12.7	10.4	12.7
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.5)	(6.2)	(5.4)	(6.2)
Weighted number of participating shares outstanding [millions] — Diluted	455.4	454.5	455.0	453.6

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Pension plans	19	19	47	40
Other post-retirement benefits	7	14	16	26
	26	33	63	66

NOTE 9 SECURITIZATIONS

During the second quarter of 2006, IGM Financial Inc. (IGM) securitized $550 million (2005 — $83 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547 million (2005 — $82 million). IGM's retained interest in the securitized loans was valued at $6 million (2005 — $3 million). A pre-tax loss on sale of $3 million (2005 — gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2006, IGM securitized $636 million (2005 — $132 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $633 million (2005 — $131 million). IGM's retained interest in the securitized loans was valued at $8 million (2005 — $4 million). A pre-tax loss on sale of $2 million (2005 — gain of $2 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED JUNE 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,444				4,444
Net investment income	1,516	50		33	1,599
Fees and media income	667	587		93	1,347
	6,627	637	–	126	7,390
Expenses					
Insurance claims	4,959				4,959
Commissions	332	206		(6)	532
Operating expenses	612	142		124	878
Financing charges	51	22		13	86
	5,954	370	–	131	6,455
	673	267	–	(5)	935
Share of earnings of affiliates	–	–	72	(4)	68
Other income [charges], net	–	–	(13)	5	(8)
Earnings before the following:	673	267	59	(4)	995
Income taxes	136	66	–	–	202
Non-controlling interests	322	126	20	(16)	452
Contribution to consolidated net earnings	215	75	39	12	341

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED JUNE 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,784				3,784
Net investment income	1,327	47		10	1,384
Fees and media income	620	532		95	1,247
	5,731	579	–	105	6,415
Expenses					
Insurance claims	4,081				4,081
Commissions	331	177		(4)	504
Operating expenses	621	136		122	879
Financing charges	49	23		14	86
	5,082	336	–	132	5,550
	649	243	–	(27)	865
Share of earnings of affiliates	–	–	52	(2)	50
Other income [charges], net	(11)	–	9	–	(2)
Earnings before the following:	638	243	61	(29)	913
Income taxes	152	74	–	6	232
Non-controlling interests	276	107	21	(17)	387
Contribution to consolidated net earnings	210	62	40	(18)	294

NOTE 10 SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

SIX MONTHS ENDED JUNE 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	8,139				8,139
Net investment income	2,839	107		39	2,985
Fees and media income	1,324	1,176		182	2,682
	12,302	1,283	–	221	13,806
Expenses					
Insurance claims	8,960				8,960
Commissions	674	408		(13)	1,069
Operating expenses	1,238	291		253	1,782
Financing charges	98	44		26	168
	10,970	743	–	266	11,979
	1,332	540	–	(45)	1,827
Share of earnings of affiliates	–	–	82	(7)	75
Other income [charges], net	–	–	(13)	5	(8)
Earnings before the following:	1,332	540	69	(47)	1,894
Income taxes	305	153	–	1	459
Non-controlling interests	604	244	23	(31)	840
Contribution to consolidated net earnings	423	143	46	(17)	595

INFORMATION ON PROFIT MEASURE

SIX MONTHS ENDED JUNE 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	8,344				8,344
Net investment income	2,619	97		9	2,725
Fees and media income	1,202	532		184	2,441
	12,165	1,152	–	193	13,510
Expenses					
Insurance claims	8,897				8,897
Commissions	660	353		(11)	1,002
Operating expenses	1,251	279		246	1,776
Financing charges	97	45		30	172
	10,905	677	–	265	11,847
	1,260	475	–	(72)	1,663
Share of earnings of affiliates	–	–	63	(5)	58
Other income [charges], net	(18)	–	10	2	(6)
Earnings before the following:	1,242	475	73	(75)	1,715
Income taxes	301	145	–	7	453
Non-controlling interests	535	208	25	(32)	736
Contribution to consolidated net earnings	406	122	48	(50)	526

NOTE 11 ACQUISITIONS

During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

During the second quarter of 2006, Great-West Life & Annuity Insurance Company entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the consolidated balance sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $6.8 billion (US$6.1 billion) of participant account values.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 SUBSEQUENT EVENTS

On May 25, 2006, Groupe Bruxelles Lambert (GBL), Pargesa's affiliated Belgian holding company, and Bertelsmann AG announced that they had reached an agreement in principle, pursuant to which GBL would sell back to Bertelsmann AG its 25.1% equity interest in that company for cash consideration of €4.5 billion. This transaction was completed on July 4, 2006. Power Financial Corporation's share of the gain recorded as a result of this transaction will amount to approximately $350 million (representing approximately $230 million for the Power Corporation), which will be recorded by the Corporation in the third quarter of 2006.

On July 18, 2006, Power Financial Corporation announced that it had agreed to issue 8,000,000 Non-cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 5.10%. Closing is expected on August 4, 2006.

In July 2006, the Corporation committed to invest up to €200 million (approximately $285 million) in Sagard 2, a private equity fund.

POWER FINANCIAL CORPORATION

PART B

POWER FINANCIAL CORPORATION

JUNE 30, 2006

The attached documents concerning Power Financial Corporation are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Statements.

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and six-month periods ended June 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and six-month periods ended June 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts C and D of this interim MD&A concerning Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR or from the Web site of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

As in previous years, Pargesa will release its six-month results during the month of September and, consequently, specific information relating to this company is not disclosed herein. The contribution from Parjointco N.V. (Parjointco) (which holds Power Financial's interest in Pargesa) reflected in the interim unaudited consolidated financial statements of Power Financial for the periods ended June 30, 2006, has therefore been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in prior years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-months' results in September will be recorded by Power Financial in the third quarter of 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of June 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,700 consultants nationwide (at June 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of June 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of June 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe to its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of June 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which GBL made its first investments during the second part of 2005. GBL announced on May 22, 2006 that it had crossed the 10% threshold in equity interest in Lafarge.

As previously disclosed, GBL sold back to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion on July 4, 2006. GBL also disclosed that it would record a gain of approximately €2.4 billion as a result of this transaction. On that basis, Power Financial will record a gain of approximately $350 million, which will be recorded by Power Financial in the third quarter of 2006.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann (sold in July 2006), Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend).

As previously disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005 and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

CONTRIBUTION FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2006

As explained above, the contribution from the European affiliate for the three-month and six-month periods ended June 30, 2006 reflected in the unaudited interim consolidated financial statements of Power Financial has been established on the basis of estimated figures. In accordance with the practice adopted by Power Financial in previous years, any difference between this estimated contribution and actual figures disclosed in the release by Pargesa of its six-month results in September — including the estimated contribution to earnings from Bertelsmann for the second quarter — will be recorded by Power Financial in the third quarter (please refer to the table "Summary of Quarterly Results" — footnote 2 later in this section for the impact of such adjustments on Power Financial's earnings in 2005 and 2004).

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as per the financial statements.

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

THREE MONTHS ENDED JUNE 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	902		902	854		854
Share of earnings of affiliate	72		72	52		52
Earnings before other income, income taxes and non-controlling interests	974		974	906		906
Other income [charges]		(13)	(13)		(2)	(2)
Earnings before income taxes and non-controlling interests	974	(13)	961	906	(2)	904
Income taxes	210	(8)	202	228	(2)	226
Non-controlling interests	281		281	229	(2)	227
Net earnings	483	(5)	478	449	2	451
Per share	0.66	(0.01)	0.65	0.62	–	0.62

SIX MONTHS ENDED JUNE 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	1,796		1,796	1,661		1,661
Share of earnings of affiliate	82		82	63		63
Earnings before other income, income taxes and non-controlling interests	1,878		1,878	1,724		1,724
Other income [charges]		(13)	(13)		(8)	(8)
Earnings before income taxes and non-controlling interests	1,878	(13)	1,865	1,724	(8)	1,716
Income taxes	466	(8)	458	451	(5)	446
Non-controlling interests	521		521	443	(3)	440
Net earnings	891	(5)	886	830	–	830
Per share	1.22	(0.01)	1.21	1.14	–	1.14

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	SIX MONTHS ENDED JUNE 30				THREE MONTHS ENDED JUNE 30			
		2006		2005		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries and affiliate to operating earnings	927		869		501		470	
Results from corporate activities	(29)		(32)		(15)		(18)	
Sub-total	898		837		486		452	
Dividends on preferred shares, Series C and J	(7)		(7)		(3)		(3)	
Operating earnings[2]	891	1.22	830	1.14	483	0.66	449	0.62
Other items	(5)	(0.01)			(5)	(0.01)	2	-
Net earnings	886	1.21	830	1.14	478	0.65	451	0.62

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $16 million and $13 million in the second quarters of 2006 and 2005, respectively, and to $32 million and $26 million in the six-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting perpetual preferred share dividends (see above) from operating earnings.

OPERATING EARNINGS

Operating earnings for the six-month period ended June 30, 2006 were $891 million, or $1.22 per share, compared with $830 million or $1.14 per share in the corresponding period of 2005. This represents a 6.7% increase on a per share basis.

For the three-month period ended June 30, 2006, operating earnings were $483 million, or $0.66 per share, compared with $449 million or $0.62 per share in the same period in 2005, which represents an increase of 7.1% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 6.7% in the six-month period ended June 30, 2006, compared with the same period in 2005, from $869 million to $927 million. For the second quarter in 2006, compared with the corresponding period in 2005, the increase was 6.6% (from $470 million in 2005 to $501 million in 2006).

› Lifeco's contribution to operating earnings was $638 million for the six-month period in 2006, compared with $621 million for the corresponding period in 2005. For the second quarter, the contribution from Lifeco to operating earnings was $325 million in 2006, compared with $322 million in 2005.

  Lifeco reported net earnings attributable to common shareholders of $907 million or $1.017 per share for the six-month period in 2006, compared with adjusted net earnings of $878 million or $0.986 per share in the corresponding period in 2005. This represents an increase of 3% on a per share basis. For the second quarter, Lifeco reported net earnings of $461 million or $0.516 per share in 2006, compared with adjusted earnings of $455 million or $0.511 per share in 2005, an increase of 1% on a per share basis.

  Lifeco's adjusted net earnings in 2005 exclude the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $13 million after tax or $0.015 per share in the six-month period, and $9 million or $0.011 per share in the second quarter. These restructuring costs were recorded by Power Financial in Other income.

  Including the impact of restructuring costs, Lifeco's net earnings attributable to common shareholders were $865 million or $0.971 per share in the six-month period ended June 30, 2005, and $446 million or $0.500 per share in the second quarter of 2005. On a per share basis, this represents increases of 5% and 3%, respectively, for the six-month and three-month periods ended June 30, 2006, compared with the same periods in 2005.

› The contribution from IGM to Power Financial's operating earnings was $207 million for the six-month period in 2006, compared with $185 million for the same period in 2005. For the three-month periods ended June 30, the contribution from IGM to operating earnings was $104 million in 2006, compared with $95 million in 2005.

  IGM reported earnings attributable to common shareholders, excluding the item mentioned below, of $372.0 million or $1.39 per share on a diluted basis for the six-month period in 2006, compared with $328.6 million or $1.23 per share in the same period in 2005, an increase of 13.0% on a per share basis. For the second quarter, IGM reported adjusted net earnings attributable to common shareholders of $186.7 million or $0.70 per share in 2006, compared with $167.9 million or $0.63 per share in 2005, for an increase of 11.1% on a per share basis.

  The figures above exclude, in 2006, a $13.7 million ($0.05 per share) non-cash income tax benefit recorded by IGM in the second quarter, as described in more detail in Part D of this report related to IGM. Including this item, net earnings to common shareholders were $385.7 million or $1.44 per share, and $200.4 million or $0.75 per share in the six-month and three-month periods ended June 30, 2006, respectively. Power Financial's share of this item is not included in the contribution from IGM to the Corporation's operating earnings.

› The contribution from the European affiliate to Power Financial's operating earnings, which, as explained above, is based on estimates, was $82 million in the six-month period ended June 30, 2006, compared with $63 million in the corresponding period in 2005. As in previous years, the contribution includes, in the second quarter, Pargesa's estimated share of dividends received by GBL from Total (final installment related to previous fiscal year) and Suez (annual dividend), which both increased in 2006 compared to last year. It also includes, for the first time in 2006, its share of the dividends received by GBL from its investment in Lafarge.

  As in 2005, GBL also received from Bertelsmann in the second quarter of 2006, for the last time, a cash dividend of €120 million. Pargesa's share of the portion of this dividend which, from an accounting standpoint, is considered as a preferred dividend and thus recorded as income, is estimated, as previously disclosed, at SF37 million in 2006 (SF30 million in 2005).

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $29 million and $32 million in the six-month periods of 2006 and 2005, respectively. For the second quarter, corporate results were a net charge of $15 million in 2006, compared with a net charge of $18 million in the second quarter of 2005. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the redemption of the $150 million debentures early in January 2006.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $7 million and $3 million in the six-month and three-month periods, respectively, of both 2006 and 2005.

OTHER ITEMS

In both the six-month and three-month periods ended June 30, 2006, other items not included in operating earnings were a net charge of $5 million or $0.01 per share, consisting of Power Financial's share of estimated non-operating earnings of Pargesa, partly reduced by its share of the tax benefit recorded by IGM. Power Financial's share of non-operating earnings at Pargesa, which is a charge of $13 million, includes in particular a charge of $11 million representing the Corporation's share of charges recorded by Imerys in the second quarter in connection with the reorganization of its U.K. kaolin operations.

In 2005, other items were respectively nil and $2 million in the six-month and three-month periods, and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

NET EARNINGS

Net earnings for the six-month period ended June 30, 2006 were $886 million or $1.21 per share, compared with $830 million or $1.14 per share in the corresponding period in 2005. For the second quarter ended June 30, net earnings were $478 million or $0.65 per share in 2006, compared with $451 million or $0.62 per share in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	JUNE 30, 2006	DECEMBER 31, 2005	JUNE 30, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**4,764**	4,642	**532**	613
Investments at equity	**1,575**	1,501	**10,231**	9,807
Other investments	**88,570**	86,836		
Other assets	**26,840**	17,917	**74**	73
Total	**121,749**	110,896	**10,837**	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	**81,105**	71,263		
Other	**4,159**	3,787		
Other liabilities	**13,932**	14,483	**409**	395
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,344**	1,356		
Capital trust securities and debentures	**647**	648		
Debentures and other borrowings	**3,552**	3,377	**250**	400
	105,039	95,214	**959**	1,095
Non-controlling interests	**6,832**	6,284		
Shareholders' equity				
Perpetual preferred shares	**1,200**	1,200	**1,200**	1,200
Common shareholders' equity	**8,678**	8,198	**8,678**	8,198
Total	**121,749**	110,896	**10,837**	10,493
Consolidated assets and assets under administration	**296,256**	280,170		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Please refer to Parts C and D of this Interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $121,749 million at June 30, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of the Equitable Life Assurance Society in the United Kingdom.

Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $78 billion at the end of June 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $96 billion at June 30, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $532 million at the end of June 2006, compared with $613 million at the end of 2005. As previously disclosed, during the first quarter of 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions.

At June 30, 2006, 99% of the $532 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $424 million to $10,231 million at the end of June 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $486 million; and
- a net negative $38 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net negative variance reflects primarily the increase of the Canadian dollar vs. the U.S. dollar at June 30, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at June 30, 2006, unchanged from March 31, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

CASH FLOWS

CONSOLIDATED CASH FLOWS

	SIX MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
Cash flow from operating activities	**1,988**	2,831	**2,028**	1,749
Cash flow from financing activities	**(153)**	(534)	**278**	(316)
Cash flow from investing activities	**(1,753)**	(1,850)	**(1,584)**	(1,269)
Effect of changes in exchange rates on cash and cash equivalents	**40**	(98)	**10**	(72)
Increase in cash and cash equivalents	**122**	349	**732**	92
Cash and cash equivalents, beginning of year	**4,642**	3,623	**4,032**	3,880
Cash and cash equivalents, end of year	**4,764**	3,972	**4,764**	3,972

On a consolidated basis, cash and cash equivalents increased by $122 million in the six-month period ended June 30, 2006, compared with an increase of $349 million in the corresponding period in 2005.

Operating activities produced a net inflow of $1,988 million in the six-month period in 2006, compared with a net inflow of $2,831 million in the corresponding period in 2005.

› For the six-month period in 2006, Lifeco's cash flow from operations was $1,747 million compared with $2,630 million in 2005. The decrease in cash flow from operations is mainly due to lower premium income in United States Financial Services and the reduction and payment of other liabilities. For the three-month period ended June 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the six-month period in 2006, cash was used to acquire additional invested assets of $1,722 million supporting policy liabilities.

› Operating activities of IGM, before payment of commissions, generated $451 million in the six-month period ended June 30, 2006, as compared to $403 million in the same period in 2005. Cash commissions paid were $204 million in the six-month period in 2006, compared with $194 million in the same period in 2005, and reflect the increase in mutual fund sales over 2005 levels.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted *in a net outflow* of $153 million in the six-month period ended June 30, 2006, compared with net outflows of $534 million in the corresponding period in 2005.

Financing activities during the six-month period ended June 30, 2006 compared to the same period in 2005 include, in particular:

› Dividends paid on a consolidated basis in 2006 of $562 million, compared with $480 million in 2005.

› Repayment of long-term debt of $150 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $37 million in 2006, compared with $39 million in the six-month period in 2005.

› Issue of preferred shares by Lifeco in the amount of $300 million.

› Issue of debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $1,753 million in the six-month period in 2006, compared with net outflows of $1,850 million in the same period in 2005.

› Investing activities at Lifeco in 2006 resulted in a net outflow of $1,722 million compared with $1,779 million in the period in 2005.

› Investing activities at IGM were a net outflow of $31 million in the six-month period ended June 30, 2006, compared with a net outflow of $78 million in the corresponding period in 2005.

  Cash flow from investing activities for the six-month period in 2006 compared with 2005 related primarily to increases in residential mortgages related to IGM's mortgage banking operations and personal loans related to its intermediary operations for an amount of $690 million, offset by securitizations of $633 million, compared with an increase of $244 million in the six-month period in 2005, offset by securitizations of $131 million.

  In addition, purchases of securities amounted to $50 million in the six-month period in 2006, compared with $16 million in 2005, while sales of securities generated proceeds of $85 million in 2006, compared with $56 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts C and D of this Interim MD&A related to these subsidiaries, respectively.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in the six-month period ended June 30, 2006 on their common shares amounted to $0.4475 and $0.74 per share, respectively, compared with $0.39 and $0.645 per share, respectively, in the corresponding period in 2005.

Pargesa pays its dividend annually, in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

In the first and second quarters of 2006, Power Financial declared quarterly dividends of $0.2325 and $0.2500 per common share, respectively, compared with $0.2025 and $0.2175, respectively, in the corresponding periods in 2005. This represents an increase of 15% on a year-to-date basis.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $8,678 million at the end of June 2006, compared with $8,198 million at December 31, 2005. The increase of $480 million is mainly due to:

› a $510 million increase in retained earnings; and

› a net $38 million negative variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation during the six-month period ended June 30, 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $12.31 at the end of June 2006, compared with $11.63 at the end of 2005.

The Corporation had seven series of perpetual preferred shares outstanding at the end of June 2006, with a stated value of $1,200 million, unchanged from year-end 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Senior debentures	AA [low]	A+
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P1 [low]
		Global scale A-
Non-cumulative	Pfd-1 [low]	Canadian scale P1 [low]
		Global scale A-

[1] The ratings on the Senior Debentures, Cumulative First Preferred Shares (Series A) and Non-Cumulative First Preferred Shares of the Corporation were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUBSEQUENT EVENTS

On July 18, 2006, Power Financial announced that it had agreed to issue 8,000,000 non-cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. The Series L First Preferred Shares are redeemable in whole or in part at the option of the Corporation on or after October 31, 2011. Completion and closing of the issue is scheduled to take place on August 4, 2006. Net proceeds of the issue will be used by the Corporation to supplement its financial resources, and for general corporate purposes.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirements:

› *CICA Handbook* Section 3500, "Earnings Per Share", which is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share;

› new standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part C of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the six-month period ended June 30, 2006. During the period, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $632.7 million, compared with $131.5 million in the corresponding period in 2005. Securitized loans serviced at June 30, 2006 totalled $1,049.3 million and the fair value of IGM's retained interest was $15.4 million. This compares with $583.2 million and $18.5 million, respectively, at June 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the six-month period ended June 30, 2006. During the second quarter of 2006, IGM increased the outstanding notional amount of interest swaps by $766.5 million to $1,368.9 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at June 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries, from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the six-month period ended June 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2006		2005				2004			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,245**	6,302	7,106	5,748	6,295	6,987	6,269	5,456	6,398	5,799
Operating earnings[1][2][3][4]	**483**	408	450	414	449	381	406	381	413	338
per share — basic	**0.66**	0.56	0.61	0.57	0.62	0.52	0.56	0.52	0.57	0.46
Other items[2][3]	**(5)**	–	(9)	(24)	2	(2)	(6)	(4)	18	(3)
per share — basic	**(0.01)**	–	(0.01)	(0.03)	0.00	(0.00)	(0.01)	(0.00)	0.02	(0.00)
Net earnings	**478**	408	441	390	451	379	400	377	431	335
per share — basic	**0.65**	0.56	0.60	0.54	0.62	0.52	0.55	0.52	0.59	0.46
per share — diluted	**0.65**	0.55	0.60	0.53	0.62	0.52	0.55	0.52	0.59	0.46

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF37 million (estimated) in 2006, SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the full annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Pargesa releases its six-month results in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items also included, in 2004 and in the first three quarters of 2005, Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part D of this report related to IGM).

[4] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	JUNE 30, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	4,764	4,642
Investments		
Shares	4,123	3,930
Bonds	60,479	59,298
Mortgages and other loans	15,428	15,118
Loans to policyholders	6,670	6,646
Real estate	1,870	1,844
	88,570	86,836
Funds held by ceding insurers	11,526	2,556
Investment in affiliate, at equity	1,575	1,501
Intangible assets	2,352	2,353
Goodwill	8,218	8,203
Future income taxes	378	460
Other assets	4,366	4,345
	121,749	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities	81,105	71,263
Other	4,159	3,787
Deposits and certificates	669	693
Funds held under reinsurance contracts	3,954	4,325
Debentures and other borrowings [Note 2]	3,549	3,377
Preferred shares of the Corporation [Note 4]	300	300
Preferred shares of subsidiaries	1,344	1,356
Capital trust securities and debentures [Note 3]	647	648
Future income taxes	804	830
Other liabilities	8,508	8,635
	105,039	95,214
Non-controlling interests	6,832	6,284
Shareholders' Equity		
Stated capital [Note 4]		
Perpetual preferred shares	1,200	1,200
Common shares	593	593
Contributed surplus	46	38
Retained earnings	8,759	8,249
Foreign currency translation adjustments	(720)	(682)
	9,878	9,398
	121,479	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

[unaudited] [in millions of dollars, except per share amounts]	THREE MONTHS ENDED JUNE 30 2006	2005	SIX MONTHS ENDED JUNE 30 2006	2005
Revenues				
Premium income	**4,444**	3,784	**8,139**	8,344
Net investment income	**1,553**	1,364	**2,921**	2,693
Fee income	**1,248**	1,147	**2,487**	2,245
	7,245	6,295	**13,547**	13,282
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,959**	4,081	**8,960**	8,897
Commissions	**532**	504	**1,069**	1,002
Operating expenses	**767**	772	**1,556**	1,554
Financing charges [Note 5]	**85**	84	**166**	168
	6,343	5,441	**11,751**	11,621
	902	854	**1,796**	1,661
Share of earnings of affiliate	**72**	52	**82**	63
Other income [charges], net [Note 6]	**(13)**	(2)	**(13)**	(8)
Earnings before income taxes and non-controlling interests	**961**	904	**1,865**	1,716
Income taxes	**202**	226	**458**	446
Non-controlling interests	**281**	227	**521**	440
Net earnings	**478**	451	**886**	830
Earnings per common share [Note 7]				
Basic	**0.65**	0.62	**1.21**	1.14
Diluted	**0.65**	0.62	**1.21**	1.14

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

SIX MONTHS ENDED JUNE 30 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	**8,249**	7,267
Add		
Net earnings	**886**	830
	9,135	8,097
Deduct		
Dividends		
Perpetual preferred shares	**32**	26
Common shares	**340**	296
Other	**4**	-
	376	322
Retained earnings, end of period	**8,759**	7,775

CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited] [in millions of dollars]	THREE MONTHS ENDED JUNE 30 2006	THREE MONTHS ENDED JUNE 30 2005	SIX MONTHS ENDED JUNE 30 2006	SIX MONTHS ENDED JUNE 30 2005
Operating activities				
Net earnings	**478**	451	**886**	830
Non-cash charges [credits]				
Increase [decrease] in policy liabilities	**274**	579	**403**	1,458
Decrease [increase] in funds held by ceding insurers	**379**	102	**431**	230
Increase [decrease] in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Amortization and depreciation	**25**	25	**49**	51
Future income taxes	**2**	(14)	**80**	137
Non-controlling interests	**281**	227	**521**	440
Other	**256**	411	**35**	354
Change in non-cash working capital	**352**	38	**(320)**	(601)
	2,028	1,749	**1,988**	2,831
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(103)**	(83)	**(201)**	(169)
Perpetual preferred shares	**(16)**	(13)	**(33)**	(26)
Common shares	**(164)**	(142)	**(328)**	(285)
	(283)	(238)	**(562)**	(480)
Issue of common shares by subsidiaries	**6**	3	**24**	16
Repurchase of common shares by subsidiaries	**(15)**	(22)	**(37)**	(39)
Issue of preferred shares by a subsidiary	**300**	-	**300**	-
Repurchase of preferred shares by a subsidiary	**(12)**	-	**(12)**	-
Issue of subordinated debentures	**336**	-	**336**	-
Repayment of debentures and other borrowings	**-**	-	**(150)**	-
Other	**(54)**	(59)	**(52)**	(31)
	278	(316)	**(153)**	(534)
Investment activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Sales of shares	**294**	395	**641**	664
Real estate sales	**(74)**	32	**45**	68
Proceeds from securitizations	**547**	82	**633**	131
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(1,109)**	(881)	**(1,895)**	(1,985)
Investment in shares	**(325)**	(379)	**(688)**	(768)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
Other	**(5)**	(4)	**(9)**	(6)
	(1,584)	(1,269)	**(1,753)**	(1,850)
Effect of changes in exchange rates on cash and cash equivalents	**10**	(72)	**40**	(98)
Increase [decrease] in cash and cash equivalents	**732**	92	**122**	349
Cash and cash equivalents, beginning of period	**4,032**	3,880	**4,642**	3,623
Cash and cash equivalents, end of period	**4,764**	3,972	**4,764**	3,972

POWER FINANCIAL CORPORATION

POWER FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] JUNE 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at June 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	JUNE 30, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	-	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	253	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	197	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	336	-
Other notes payable with interest rate of 8.0%	8	9
	3,549	3,377

During the second quarter of 2006, Lifeco issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	JUNE 30, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	**350**	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	**300**	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	**150**	150
	800	800
Acquisition related fair market value adjustment	**32**	34
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	JUNE 30, 2006		DECEMBER 31, 2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
		1,200		1,200
Common shares	**704,813,680**	**593**	704,813,680	593

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

STOCK-BASED COMPENSATION

During the six months ended June 30, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	–	2.4%
Expected volatility	–	21.0%
Risk-free interest rate	–	4.3%
Expected life [years]	–	9
Fair value per option granted [$/option]	–	$8.10

In addition, stock options were also granted by subsidiaries during the six months ended June 30, 2006. Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $7 million in the second quarter of 2006 ($5 million in 2005) and $12 million for the six months ended June 30, 2006 ($9 million in 2005).

Options were outstanding at June 30, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the six months ended June 30, 2006 and 2005, no common shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Interest on debentures and other borrowings	57	57	110	113
Preferred share dividends	18	17	37	36
Interest on capital trust debentures	12	12	24	24
Distributions on capital trust securities held by consolidated group as temporary investments	(2)	(2)	(5)	(5)
	85	84	166	168

NOTE 6 OTHER INCOME [CHARGES], NET

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Share of Pargesa's non-operating earnings	(13)	9	(13)	10
Restructuring costs — Lifeco	–	(11)	–	(18)
	(13)	(2)	(13)	(8)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Net earnings	**478**	451	**886**	830
Dividends on perpetual preferred shares	**(16)**	(13)	**(32)**	(26)
Net earnings available to common shareholders	**462**	438	**854**	804
Weighted number of common shares outstanding [millions] — Basic	**704.8**	704.8	**704.8**	704.8
Exercise of stock options	**6.4**	8.4	**6.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(3.4)**	(5.4)	**(3.4)**	(5.5)
Weighted number of common shares outstanding [millions] — Diluted	**707.8**	707.8	**707.8**	707.7

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Pension plans	**17**	17	**43**	36
Other post-retirement benefits	**6**	13	**14**	24
	23	30	**57**	60

NOTE 9 SECURITIZATIONS

During the second quarter of 2006, IGM Financial Inc. (IGM) securitized $550 million (2005 — $83 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547 million (2005 — $82 million). IGM's retained interest in the securitized loans was valued at $6 million (2005 — $3 million). A pre-tax loss on sale of $3 million (2005 — gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2006, IGM securitized $636 million (2005 — $132 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $633 million (2005 — $131 million). IGM's retained interest in the securitized loans was valued at $8 million (2005 — $4 million). A pre-tax loss on sale of $2 million (2005 — gain of $2 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

POWER FINANCIAL CORPORATION

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED JUNE 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,444				4,444
Net investment income	1,516	50		(13)	1,553
Fee income	667	587		(6)	1,248
	6,627	637	–	(19)	7,245
Expenses					
Insurance claims	4,959				4,959
Commissions	332	206		(6)	532
Operating expenses	612	142		13	767
Financing charges	51	22		12	85
	5,954	370	–	19	6,343
	673	267	–	(38)	902
Share of earnings of affiliate	–	–	72	–	72
Other income [charges], net	–	–	(13)	–	(13)
Earnings before the following	673	267	59	(38)	961
Income taxes	136	66	–	–	202
Non-controlling interests	212	89	–	(20)	281
Contribution to consolidated net earnings	325	112	59	(18)	478

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED JUNE 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,784				3,784
Net investment income	1,327	47		(10)	1,364
Fee income	620	532		(5)	1,147
	5,731	579	–	(15)	6,295
Expenses					
Insurance claims	4,081				4,081
Commissions	331	177		(4)	504
Operating expenses	621	136		15	772
Financing charges	49	23		12	84
	5,082	336	–	23	5,441
	649	243	–	(38)	854
Share of earnings of affiliate	–	–	52	–	52
Other income [charges], net	(11)	–	9	–	(2)
Earnings before the following	638	243	61	(38)	904
Income taxes	152	74	–	–	226
Non-controlling interests	170	74	–	(17)	227
Contribution to consolidated net earnings	316	95	61	(21)	451

NOTE 11 ACQUISITIONS

During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

During the second quarter of 2006, Great-West Life & Annuity Insurance Company entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the consolidated balance sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $6.8 billion (US $6.1 billion) of participant account values.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 SUBSEQUENT EVENTS

On May 25, 2006, Groupe Bruxelles Lambert (GBL), Pargesa's affiliated Belgian holding company, and Bertelsmann AG announced that they had reached an agreement in principle, pursuant to which GBL would sell back to Bertelsmann AG its 25.1% equity interest in that company for cash consideration of €4.5 billion. This transaction was completed on July 4, 2006. The Corporation's share of the gain recorded as a result of this transaction will amount to approximately $350 million, which will be recorded by the Corporation in the third quarter of 2006.

On July 18, 2006, the Corporation announced that it had agreed to issue 8,000,000 Non-cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 5.10%. Closing is expected on August 4, 2006.

NOTE 10 SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

SIX MONTHS ENDED JUNE 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	8,139				8,139
Net investment income	2,839	107		(25)	2,921
Fee income	1,324	1,176		(13)	2,487
	12,302	1,283	–	(38)	13,547
Expenses					
Insurance claims	8,960				8,960
Commissions	674	408		(13)	1,069
Operating expenses	1,238	291		27	1,556
Financing charges	98	44		24	166
	10,970	743	–	38	11,751
	1,332	540	–	(76)	1,796
Share of earnings of affiliate	–	–	82	–	82
Other income [charges], net	–	–	(13)	–	(13)
Earnings before the following	1,332	540	69	(76)	1,865
Income taxes	305	153	–	–	458
Non-controlling interests	389	172	–	(40)	521
Contribution to consolidated net earnings	638	215	69	(36)	886

INFORMATION ON PROFIT MEASURE

SIX MONTHS ENDED JUNE 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	8,344				8,344
Net investment income	2,619	97		(23)	2,693
Fee income	1,202	1,055		(12)	2,245
	12,165	1,152	–	(35)	13,282
Expenses					
Insurance claims	8,897				8,897
Commissions	660	353		(11)	1,002
Operating expenses	1,251	279		24	1,554
Financing charges	97	45		26	168
	10,905	677	–	39	11,621
	1,260	475	–	(74)	1,661
Share of earnings of affiliate	–	–	63	–	63
Other income [charges], net	(18)	–	10	–	(8)
Earnings before the following	1,242	475	73	(74)	1,716
Income taxes	301	145	–	–	446
Non-controlling interests	330	145	–	(35)	440
Contribution to consolidated net earnings	611	185	73	(39)	830

GREAT-WEST LIFECO INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

JUNE 30, 2006

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the six months ended June 30, 2006

Dated: August 2, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and six months ended June 30, 2006 compared with the same periods in 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "constant currency basis", "currency translation impact", "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY
Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2006	**$1.12**	**$1.14**	**$1.1400**
March 31, 2006	$1.17	$1.15	$1.1500
December 31, 2005	$1.17	$1.21	$1.3152
June 30, 2005	$1.23	$1.24	$1.3305
March 31, 2005	$1.21	$1.23	$1.3178
British pound			
June 30, 2006	**$2.06**	**$2.04**	**$2.0400**
March 31, 2006	$2.03	$2.02	$2.0200
December 31, 2005	$2.00	$2.21	$2.3272
June 30, 2005	$2.20	$2.31	$2.3072
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
June 30, 2006	**$1.42**	**$1.40**	**$1.4000**
March 31, 2006	$1.42	$1.39	$1.3900
December 31, 2005	$1.38	$1.51	$1.6159
June 30, 2005	$1.48	$1.59	$1.6104
March 31, 2005	$1.57	$1.61	$1.6053

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first six months of 2005, gains net of tax of $20 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,444**	$ 3,784	17%	**$ 8,139**	$ 8,344	-2%
Self-funded premium equivalents (ASO contracts)	**1,886**	1,945	-3%	**3,805**	3,835	-1%
Segregated funds deposits:						
Individual products	**2,148**	1,411	52%	**4,169**	2,983	40%
Group products	**1,168**	1,322	-12%	**2,721**	2,550	7%
Total premiums and deposits	**9,646**	8,462	14%	**18,834**	17,712	6%
Fee and other income	**667**	620	8%	**1,324**	1,202	10%
Paid or credited to policyholders	**4,959**	4,081	22%	**8,960**	8,897	1%
Net income - common shareholders before adjustments (1)	**461**	455	1%	**907**	878	3%
Adjustments after tax (1)	**-**	9	-	**-**	13	-
Net income - common shareholders	**461**	446	3%	**907**	865	5%
Per common share						
Basic earnings before adjustments (1)	**$ 0.516**	$ 0.511	1%	**$ 1.017**	$ 0.986	3%
Adjustments after tax (1)	**-**	0.011		**-**	0.015	
Basic earnings after adjustments	**0.516**	0.500	3%	**1.017**	0.971	5%
Dividends paid	**0.22375**	0.195	15%	**0.44750**	0.390	15%
Book value				**10.17**	9.64	5%
Return on common shareholders' equity (12 months)						
Net income before adjustments (1)				**21.9%**	20.6%	
Net income				**21.7%**	20.3%	
At June 30						
Total assets				**$ 112,945**	$ 98,254	15%
Segregated funds assets				**78,349**	71,878	9%
Total assets under administration				**$ 191,294**	$ 170,132	12%
Share capital and surplus				**$ 10,162**	$ 9,085	12%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended June 30, 2005 includes restructuring costs related to the acquisition of $9 after tax, or $0.011 per common share; $13 after tax, or $0.015 per common share for the six months ended June 30 2005. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

Lifeco's net income attributable to common shareholders for the six months ended June 30, 2006, was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share ($1.010 diluted) for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 ($0.962 diluted) per common share for 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**Second quarter**	**$ 6,627**	**$ 461**	**$ 0.516**	**$ 0.513**	**$ 461**	**$ 0.516**	**$ 0.513**
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $461 million for the three months ended June 30, 2006 compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share ($0.513 diluted) for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share ($0.496 diluted) for 2005.

Canada – For the second quarter, net income attributable to common shareholders was $245 million, an increase of $33 million or 16% over 2005. Group Insurance net income was up $13 million, or 17%, and Individual Insurance & Investment Products net income was up $6 million, or 4%. Corporate net income was $14 million higher in 2006.

United States – For the second quarter, net income attributable to common shareholders was $127 million, a decrease of $23 million or 15% from 2005. The decrease in net income includes the negative impact of currency translation. In US dollars, net income increased by 3% over 2005, as Healthcare decreased 33% and Financial Services increased 22% in US dollars.

Europe – For the second quarter, net income attributable to common shareholders was $96 million, a decrease of $5 million or 5% from 2005. Insurance & Annuities increased by $10 million or 13%, while Reinsurance remained in line with last year at $21 million. Corporate net income decreased $15 million year-over-year. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the second quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $7 million compared to a charge of $17 million in 2005.

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	2006	2005	% Change
Canada	$ 245	$ 212	16%	$ 449	$ 398	13%
United States	127	150	-15%	261	294	-11%
Europe	96	101	-5%	207	202	2%
Lifeco Corporate						
Total holding company	(7)	(8)		(10)	(16)	
Restructuring costs	-	(9)		-	(13)	
Total Lifeco Corporate	(7)	(17)		(10)	(29)	
Total Lifeco	$ 461	$ 446	3%	$ 907	$ 865	5%

Total revenue for the second quarter of 2006 was $6,627 million and was comprised of premium income of $4,444 million, net investment income of $1,516 million and fee and other income of $667 million. Total revenue for the second quarter of 2005 was $5,731 million. It was comprised of premium income of $3,784 million, net investment income of $1,327 million and fee and other income of $620 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,646 million, an increase of 14% over 2005. Premiums and deposits in Canada increased $161 million, while United States decreased $91 million, and Europe increased $1,114 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. The decrease in the United States reflects higher premiums and deposits in the Financial Services business which was more than offset by the negative impact of currency translation. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the six months ended June 30, 2006, total premiums and deposits at $18,834 million, were 6% higher than 2005. Premiums and deposits in Canada increased $674 million, while United States decreased $531 million, and Europe increased $979 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation and higher premiums and deposits in the Financial Services business. The increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

NET INVESTMENT INCOME

Net investment income	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Investment income earned	**$ 1,391**	$ 1,169	19%	**$ 2,565**	$ 2,347	9%
Amortization of gains and losses	**138**	141	-2%	**301**	265	14%
Provision for credit losses	**5**	31	-84%	**7**	34	-79%
Gross investment income	**1,534**	1,341	14%	**2,873**	2,646	9%
Less: investment expenses	**18**	14	29%	**34**	27	26%
Net investment income	**$ 1,516**	$ 1,327	14%	**$ 2,839**	$ 2,619	8%

Net investment income for the three months ended June 30, 2006 increased by $189 million or 14% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London in 2005, and The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom in 2006).

For the six months ended June 30, 2006, net investment income was $2,839 million, an increase of $220 million or 8% compared to the same period last year. The increase in net investment income is attributable to the same reasons as for the three month period as described above.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and group insurance ASO contracts, under which the Company earns administration fees.

Fee income	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Segregated funds	**$ 277**	$ 260	7%	**$ 565**	$ 519	9%
ASO contracts	**229**	236	-3%	**461**	469	-2%
Other	**161**	124	30%	**298**	214	39%
	$ 667	$ 620	8%	**$ 1,324**	$ 1,202	10%

In the second quarter, consolidated fee income was $667 million compared to $620 million for the second quarter of 2005. Canada increased $34 million due to strong segregated funds and mutual funds asset growth. Europe increased $19 million year over year, due to strong segregated funds performance. In the United States, fee income decreased by $6 million due to the negative impact of currency translation. Fee income in US dollars was up $20 million mainly due to an increase in FASCore participants and increased ASO business.

For the six months ended June 30, 2006 fee income was $1,324 million compared to $1,202 million for the same period in 2005. The increase is due to the same reasons as the three month period.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the second quarter, consolidated amounts paid or credited to policyholders were $4,959 million, up $878 million over the second quarter of 2005. The $878 million increase was attributable to the United States and Europe which were up $111 million and $816 million, respectively. This was partly offset by Canada, which was down $49 million from the second quarter of 2005. The large increase in Europe is due to the growth of payout annuities in the UK from the Phoenix and London acquisition and to a large payout annuity reinsurance contract written in 2006.

For the six months ended June 30, 2006, consolidated amounts paid or credited to policyholders were $8,960 million, up $63 million over the same period in 2005. The $63 million increase was attributable to Europe which was up $510 million. This was offset by Canada which was down $40 million and the United States which was down $407 million from the same period in 2005 due to the strengthening Canadian dollar and lower Financial Services premium.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	2006	2005	% Change
Total expenses	$ 559	$ 567	-1%	$ 1,137	$ 1,144	-1%
Less: investment expenses	18	14	29%	34	27	26%
Operating expenses	541	553	-2%	1,103	1,117	-1%
Commissions	332	331	-	674	660	2%
Financing charges	51	49	4%	98	97	1%
Premium taxes	66	64	3%	126	125	1%
Total	$ 990	$ 997	-1%	$ 2,001	$ 1,999	-

Operating expenses for the three months ended June 30, 2006 decreased $12 million or 2% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $271 million or 17% in Canada, $103 million or 20% in the US and $1,048 million or 57% in Europe in the same period.

Operating expenses for the six months ended June 30, 2006 decreased $14 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $879 million or 26% in Canada, $178 million or 14% in the US and $896 million or 23% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

INCOME TAXES

Income taxes for the three month and six month periods ended June 30, 2006 were $136 million and $305 million, respectively, compared to $152 million and $301 million for the same periods in 2005. Net income before income taxes increased $35 million for the three months ended June 30, 2006 and $90 million for the six months ended June 30, 2006, over the same period in 2005. In the quarter, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $20 million, $17 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	June 30, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,022	$ 25,509	$ 22,763	$ 91,294
Goodwill and intangible assets	4,983	52	1,741	6,776
Other assets	1,421	1,104	12,350	14,875
Total assets	49,426	26,665	36,854	112,945
Segregated funds assets	40,343	16,433	21,573	78,349
Total assets under administration	$ 89,769	$ 43,098	$ 58,427	$ 191,294

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $40 million compared to $414 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $377 million as of June 30, 2006 compared to $383 million for the same period in 2005 to avoid overstatement of customer account values under management.

The increase in invested assets in 2006 is mainly attributable to Europe. The $2.1 billion increase in Europe is due to a large payout annuity reinsurance contract in the Company's Reinsurance business line in 2006, organic growth in the U.K., a capital injection to support recent acquisitions in the U.K., and the impact of favourable currency translation.

Goodwill and intangible assets have not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Other assets have increased by approximately $8.9 billion due to an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

Asset quality – general fund assets

The Company's allowance for credit losses decreased by $10 million to $109 million at June 30, 2006. The combination of the allowance for credit losses of $109 million, together with the $1,306 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at June 30, 2006 (1.7% at December 31, 2005).

Non-performing loans

	June 30, 2006				December 31, 2005			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 123	$ 15	$ 11	$ 149	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	June 30, 2006			December 31, 2005		
	Specific provisions	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 48	$ 61	$ 109	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $1.0 billion as at June 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

LIABILITIES

Liabilities have increased from $89.1 billion at December 31, 2005 to $99.2 billion at June 30, 2006. The increase is attributable to an increase in actuarial liabilities and debentures and other debt instruments. All other liabilities have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $9.8 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.4 billion in the quarter.

Debentures and other debt instruments increased from $1.9 billion to $2.2 billion mainly as a result of the issuance of $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

SHARE CAPITAL AND SURPLUS

Share capital outstanding at June 30, 2006 was $5,770 million, which was comprised of $1,099 million perpetual preferred shares and $4,671 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At June 30, 2006, the Company had 891,270,626 common shares outstanding with a stated value of $4,671 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the six months ended June 30, 2006, 1,023,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $30 million or $29.17 per share, and 1,604,850 shares were issued under the Company's Stock Option Plan for a total value of $16 million or $9.71 per share and $1 million transferred from contributed surplus to capital stock as options are exercised for a total of $17 million.

At June 30, 2006, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the six months ended June 30, 2006, the Company paid dividends of $0.44750 per common share for a total of $399 million and perpetual preferred share dividends of $24 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

In total, share capital and surplus increased by $673 million, to $10,162 million at June 30, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.06 and euro of $0.04, and the strengthening of $0.05 against the United States dollar in the second quarter of 2006 resulted in decreases to the currency translation account of $120 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Cash flows

Cash flows	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 1,799**	$ 1,564	**$ 1,747**	$ 2,630
Financing	**385**	(214)	**160**	(399)
Investment	**(1,682)**	(1,256)	**(1,722)**	(1,779)
Increase (decrease) in cash & certificates of deposit	**502**	94	**185**	452
Effects of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Cash & certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 3,186**	$ 2,826	**$ 3,186**	$ 2,826

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the second quarter, cash was used to acquire additional invested assets of $1,682 million supporting policy liabilities.

In addition, financing activities, provided $385 million reflecting the issue of $300 million of preferred shares by the Company and $336 million of subordinated debentures by a subsidiary. Financing activities include dividend payments of $213 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $10 million.

The increase in cash flows for the six months ended June 30, 2006 is due to the same reasons as for the three month period above.

Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at June 30, 2006 was 211% (208% at December 31, 2005). London Life's MCCSR ratio at June 30, 2006 was 240% (237% at December 31, 2005). Canada Life's MCCSR ratio at June 30, 2006 was 220% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk

In the second quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the prevailing rate. In the second quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3305. The operating results of the Europe segment were translated into Canadian dollars at $2.3072 for the British pound, $1.6104 for the euro, and $1.2440 for US dollars. The 2005 translation rates included the beneficial impact of forward foreign exchange contracts that expired at the end of 2005.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result, the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the CICA Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as Fair Value Option, which provides additional guidance to certain federally regulated institutions, including life insurance companies.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain debt instruments. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain debt instruments and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer realized gains on financial instruments (bonds, stock, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred realized gains, carried on the balance sheet at December 31, 2006, will be transferred to retained earnings on transition to the new rules.

The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets backing surplus that will exist at the time of transition to the new accounting rules.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets backing surplus).

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,532**	$ 3,371	5%	**$ 7,525**	$ 6,851	10%
Fee and other income	**223**	189	18%	**439**	378	16%
Paid or credited to policyholders	**1,617**	1,666	-3%	**3,145**	3,185	-1%
Net income - common shareholders	**245**	212	16%	**449**	398	13%
Total assets				**$ 49,426**	$ 48,083	3%
Segregated funds assets				**40,343**	36,280	11%
Total assets under administration				**$ 89,769**	$ 84,363	6%

FINANCIAL INFORMATION – CANADA

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,636**	$ 1,593	**$ 3,211**	$ 3,102
Net investment income	**686**	693	**1,370**	1,377
Fee and other income	**223**	189	**439**	378
Total income	**2,545**	2,475	**5,020**	4,857
Benefits and expenses:				
Paid or credited to policyholders	**1,617**	1,666	**3,145**	3,185
Other	**527**	497	**1,147**	1,076
Amortization of finite life intangible assets	**4**	3	**7**	7
Net operating income before income taxes	**397**	309	**721**	589
Income taxes	**91**	64	**173**	125
Net income before non-controlling interests	**306**	245	**548**	464
Non-controlling interests	**50**	26	**78**	52
Net income - shareholders	**256**	219	**470**	412
Perpetual preferred share dividends	**11**	7	**21**	14
Net income - common shareholders	**$ 245**	$ 212	**$ 449**	$ 398

NET INCOME

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 91**	$ 78	17%	**$ 165**	$ 144	15%
Individual Insurance & Investment Products	**142**	136	4%	**286**	261	10%
Corporate	**12**	(2)	-	**(2)**	(7)	-
	$ 245	$ 212	16%	**$ 449**	$ 398	13%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 1,219**	$ 1,167	4%	**$ 2,424**	$ 2,300	5%
Individual Insurance & Investment Products	**2,313**	2,204	5%	**5,101**	4,551	12%
Total premiums and deposits	**$ 3,532**	$ 3,371	5%	**$ 7,525**	$ 6,851	10%
Summary by Type						
Risk-based products	**$ 1,636**	$ 1,593	3%	**$ 3,211**	$ 3,102	4%
ASO contracts	**543**	502	8%	**1,089**	976	12%
Segregated funds deposits						
Individual products	**684**	600	14%	**1,625**	1,397	16%
Group products	**669**	676	-1%	**1,600**	1,376	16%
Total premiums and deposits	**$ 3,532**	$ 3,371	5%	**$ 7,525**	$ 6,851	10%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 108**	$ 102	6%	**$ 231**	$ 208	11%
Individual Insurance & Investment Products	**1,790**	1,525	17%	**4,043**	3,187	27%
Total sales	**$ 1,898**	$ 1,627	17%	**$ 4,274**	$ 3,395	26%

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $21 million or 15% to $165 million over 2005.
- Overall sales results grew by 11% compared to 2005.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders was $91 million, which represents an increase of $13 million or 17% compared to the second quarter of 2005.

The increase reflects improved experience on small and mid-size long term disability cases as well as more favorable morbidity results due to actuarial reserve basis change in 2006. Mitigating the increase was less favorable investment and mortality experience.

Six months

Net income attributable to common shareholders was $165 million, which represents an increase of $21 million or 15% compared to the six months ended June 30, 2005.

The increase reflects improved experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006, and better expense results. Mitigating the increase was less favorable investment and mortality experience.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 464**	$ 455	2%	**$ 925**	$ 905	2%
Large case	- insured	**399**	386	3%	**786**	785	-
	- ASO	**543**	502	8%	**1,089**	976	12%
	- creditor/direct marketing	**37**	28	32%	**69**	68	1%
Sub-total		**1,443**	1,371	5%	**2,869**	2,734	5%
Premiums reinsured							
Small/mid-sized case		**(116)**	(117)		**(233)**	(245)	
Large case	- insured	**(108)**	(87)		**(212)**	(189)	
Net premiums		**$ 1,219**	$ 1,167	4%	**$ 2,424**	$ 2,300	5%

Sales		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 51**	$ 43	19%	**$ 90**	$ 85	6%
Large case	- insured	**12**	6	100%	**31**	28	11%
	- ASO	**20**	47	-57%	**83**	66	26%
	- creditor/direct marketing	**25**	6	317%	**27**	29	-7%
Total sales		**$ 108**	$ 102	6%	**$ 231**	$ 208	11%

In quarter

Total net premiums and deposits were $1,219 million, which is 4% higher than the second quarter of 2005. Excluding the impact of $224 million of premiums ceded under a bulk reinsurance agreement ($204 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 8% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums increased 32% mainly due to an increase in the percentage of premium reinsured in 2005 retroactive to the beginning of the year.

Overall sales results in the quarter were up 6% compared to 2005. The decrease in large case ASO sales was mainly due to one sale of $28 million in 2005 that was not repeated in 2006. The increase in creditor/direct marketing was due to a large sale in 2006 for $21 million.

Six months

Total net premiums and deposits were $2,424 million, which is 5% higher than the six months ended June 30, 2005. Excluding the impact of $445 million of premiums ceded under a bulk reinsurance agreement ($434 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 12% resulting from strong sales in 2006.

Overall sales results for the six months ended June 30, 2006 were up 11% compared to 2005. The increase in large case ASO sales was mainly due to two large sales in 2006 for $42 million compared to one large sale in 2005 for $28 million.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales continue to be strong, with premiums double that of 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 23% and contributed to asset growth of over 7% since December 31, 2005.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 72% contributing to an increase in Group segregated funds assets of 4% since December 31, 2005.
- Effective June 30, 2006, the Company exercised its option to recapture 20% of the Individual life insurance business ceded under a bulk reinsurance treaty in 2003. The recapture did not have an impact on the net income in the quarter.

OPERATING RESULTS

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Individual Life	**$ 52**	$ 44	18%	**$ 113**	$ 85	33%
Living Benefits	**18**	18	-	**33**	31	6%
Individual Retirement & Investment Services	**48**	41	17%	**91**	87	5%
Group Retirement Services	**24**	33	-27%	**49**	58	-16%
	$ 142	$ 136	4%	**$ 286**	$ 261	10%

Net income

In quarter

Net income attributable to common shareholders was $142 million compared to $136 million in the second quarter of 2005, an increase of $6 million or 4%.

Individual Life net income was $52 million compared to $44 million in the second quarter of 2005. The increase in net income reflects favourable actuarial reserve basis change in 2006 and additional investment and expense gains. The 2006 results also reflected additional new business strain due to a large increase in universal life sales. Mortality claims experience was less favourable.

Living Benefits net income was $18 million compared to $18 million in the second quarter of 2005. The 2006 results reflect increased morbidity and investment gains offset by weaker surrender experience.

IRIS net income was $48 million compared to $41 million in the second quarter of 2005. Higher segregated funds and Quadrus mutual funds asset levels have resulted in an increase in fees. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $24 million compared to $33 million in the second quarter of 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower investment gains.

Net income attributable to participating policyholder was $46 million, $23 million more than in the second quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Six months

Net income attributable to common shareholders was $286 million compared to $261 million for the six months ended June 30, 2005, an increase of $25 million or 10%.

Individual Life net income was $113 million compared to $85 million for the six months ended June 30, 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the large increase in universal life sales in 2006.

Living Benefits net income was $33 million compared to $31 million for the six months ended June 30, 2005. The increase in net income reflects improved investment and morbidity experience partially offset by less favourable surrender experience and lower expense gains.

IRIS net income was $91 million compared to $87 million for the six months ended June 30, 2005, reflecting growth in segregated funds and Quadrus mutual funds asset levels. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $49 million compared to $58 million for the six months ended June 30, 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower income from a decline in guaranteed product assets partially offset by an increase in fees from investment fund asset growth.

Net income attributable to participating policyholder was $69 million, $26 million more than for the six months ended June 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		For the three months ended June 30			For the six months ended June 30		
Business/Product		2006	2005	% Change	2006	2005	% Change
Life Insurance	- Participating	$ 471	$ 459	3%	$ 911	$ 885	3%
	- Non-participating	131	120	9%	258	233	11%
Living Benefits		60	58	3%	119	114	4%
Individual Retirement & Investment Services							
Risk-based products		71	115	-38%	165	206	-20%
Segregated funds		684	600	14%	1,625	1,397	16%
Group Retirement Services							
Risk-based products		227	176	29%	423	340	24%
Segregated funds		669	676	-1%	1,600	1,376	16%
Total premiums and deposits		$ 2,313	$ 2,204	5%	$ 5,101	$ 4,551	12%

Sales		For the three months ended June 30			For the six months ended June 30		
Business/Product		2006	2005	% Change	2006	2005	% Change
Life Insurance	- Participating	$ 20	$ 20	-	$ 38	$ 40	-5%
	- Non-participating	33	22	50%	59	40	48%
Living Benefits		10	11	-9%	19	23	-17%
Individual Retirement & Investment Services							
Risk-based products		152	206	-26%	341	426	-20%
Segregated funds		803	702	14%	1,899	1,643	16%
Securities (1)		301	169	78%	579	369	57%
Group Retirement Services							
Risk-based products		144	95	52%	255	122	109%
Segregated funds		217	197	10%	613	340	80%
Securities (1)		110	103	7%	240	184	30%
Total sales		$ 1,790	$ 1,525	17%	$ 4,043	$ 3,187	27%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance sales were $53 million during the second quarter and $11 million or 26% higher than the second quarter of 2005. Universal life sales continue to exhibit exceptional growth across all channels producing a total 105% increase over the second quarter of 2005. Total participating product sales were up 4% in the quarter as strong growth in case count was offset by less large case sales in the exclusive channel. The independent MGA/National Accounts channel grew 50% in participating product sales due to increased promotional efforts. Sales of term products were similar to the second quarter of 2005.

Premiums and deposits on individual life products were $602 million in the second quarter, a $23 million increase over the second quarter of 2005, and were highlighted by non-participating life insurance revenue premium growth of 9%. This reflects both continued strong persistency and sales momentum, particularly in the universal life product line.

Six months

Individual life insurance sales of $97 million for the six months ended June 30, 2006 were $17 million or 21% higher than the comparative period in 2005, as universal life product sales doubled over the six months ended June 30, 2005. All distribution channels exhibited significant growth in universal life sales over 2005. Sales of term products were 4% higher than the six months ended June 30, 2005 due to increases in the Gold Key and exclusive channels. While participating product sales decreased 3%, this was entirely due to fewer large case sales in the exclusive channel. Participating policy count volumes were strong in all channels and the independent MGA/National Account channel exhibited exceptional 50% sales growth due increased promotional efforts.

Premiums and deposits on individual life products increased $51 million over the six months ended June 30, 2005, highlighted by 11% growth in non-participating life insurance revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in the universal life product line.

LIVING BENEFITS

In quarter

Total living benefits sales were $10 million, 9% lower than in the second quarter of 2005 due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in first half of 2005.

Total living benefits premiums were $60 million, 3% higher than the second quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong sales in the last half of 2005.

Six months

Total living benefits sales were $19 million, 17% lower, and premiums were $119 million, 4% higher, than for the six months ended June 30, 2005 for the same reasons as the three month period.

Assets under administration

Assets under administration

	June 30		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,940**	$ 6,052	$ 6,041	$ 6,129
Segregated funds	**18,902**	16,837	18,175	15,759
Group Retirement Services				
Risk-based products	**5,852**	5,815	5,846	5,825
Segregated funds	**21,441**	19,443	20,679	18,699
Total assets under administration	**$ 52,135**	$ 48,147	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 4,074**	$ 2,541	$ 3,310	$ 2,174
Group Retirement Services	**6,096**	6,604	7,001	6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 28,916**	$ 25,430	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 33,389**	$ 31,862	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

IRIS experienced a strong quarter highlighted by a 14% increase in segregated funds sales over the same period in 2005 despite an in quarter equity market decline. Double digit growth was achieved by each of Great-West Life, London Life and Canada Life in quarter. Segregated funds assets decreased by 2% in quarter to $18.9 billion at June 30, 2006 due to a correction in the investment market evidenced by a 4% decrease in the S&P/TSX Composite Index. The impact of the equity market correction was partially offset by positive net cash flow of about 1% of opening assets.

Premiums from risk-based products decreased 38% from the second quarter of 2005 and sales were down 26% from 2005, both due to a decline in payout annuity sales. The decline in payout annuity sales is largely due to lower sales in the structured settlement market. The Company is reviewing this specialty product market segment to assess its longer term positioning and marketing strategy.

Sales of mutual funds through Quadrus Investment Services increased 78% over the same quarter in 2005. Mutual fund assets grew to nearly $4.1 billion at June 30, 2006, with $1.6 billion of the total in proprietary Quadrus Group of Funds. Quadrus acquired another book of mutual fund business comprising $270 million of assets and 12 representatives which contributed to the growth in third party mutual fund assets under administration. Additional acquisitions of mutual fund books and investment representatives are in progress for 2006 which will continue to build scale and opportunity for additional profitability for Quadrus and future insurance product business.

Six months

IRIS experienced a strong first half highlighted by a 16% increase in segregated funds sales over the six months ended June 30, 2005 with all three companies achieving double digit growth. This sales growth is partly due to the momentum created from a lengthy period of good investment fund markets and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 4% in year to $18.9 billion at June 30, 2006. This increase in assets was achieved from good net cash flow and an increase in Canadian equity securities market value, evidenced by 3% increase in the S&P/TSX Composite Index from year end.

Premiums from risk-based products decreased 20% from the six months ended June 30, 2005 and sales were down 20% for the same reasons as the three month period.

Sales of mutual funds through Quadrus Investment Services increased 57% over the six months ended June 30, 2005. Mutual fund assets grew by 23% from December 31, 2005 to nearly $4.1 billion at June 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $640 million of assets and over 82 representatives which has contributed to the growth in third party mutual fund assts under administration.

GROUP RETIREMENT SERVICES

In quarter

Segregated funds deposits decreased by 1% versus 2005 with deposits to administered plans increasing by 10% offset by a decline in large investment only deposits. Sales of new plans increased 10% over 2005, continuing the momentum from the first quarter. Segregated fund assets declined 2% in quarter due to declines in the investment market evidenced by a 4% decrease in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 52% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product as integration efforts have wound down.

The $1 billion decline in other plan assets is largely due to the decline in the markets and the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

Six months

Segregated fund deposits increased 16% in the period with deposits to administered plans increasing by 19% while large investment only deposits increased by 4%. Sales of new plans increased 80% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 4% from December 31, 2005 due to strong net cash flow and modest increases in the investment market evidenced by a 3% increase in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 119% increase in group payout annuity sales. The Company has been successful in the large group payout annuity market in the last 12 months.

CORPORATE

Net Income

In quarter
Net income in the quarter was $12 million, compared to a loss of $2 million in 2005, resulting in a year over year increase of $14 million. The 2006 results include the benefit of $20 million from the reduction of Canadian Federal and Provincial income tax rates, including a $17 million non-recurring portion relating to the impact on future income taxes. The 2005 results include favorable tax experience of $18 million not repeated in 2006. The 2006 results also reflect an increase in investment income on assets backing surplus.

Six months
Net income for six months was a loss of $2 million compared to a loss of $7 million in 2005, resulting in a year over year increase of $5 million. In addition to the items described above, the 2005 result included the release of a redundant real estate investment provision of $10 million after-tax.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- Net income in US dollars increased 3% over the second quarter of 2005.
- Healthcare net income in US dollars decreased $15 million or 33% related to poor aggregate stop-loss experience.
- Membership continued its upward trend, due to growth in specialty markets.
- Financial Services net income in US dollars has increased 22% in the second quarter of 2006 primarily as a result of higher fee income and net investment margins.
- GWL&A has reached an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates.

AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

Selected consolidated financial information - United States

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Fee and other income	**290**	296	-2%	**587**	590	-1%
Paid or credited to policyholders	**843**	732	15%	**1,681**	2,088	-19%
Net income - common shareholders	**127**	150	-15%	**261**	294	-11%
Total assets				**$ 26,665**	$ 29,045	-8%
Segregated funds assets (1)				**16,433**	17,329	-5%
Total assets under administration				**$ 43,098**	$ 46,374	-7%

1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $40 million compared to $414 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $377 million as of June 30, 2006 compared to $383 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 677**	$ 572	**$ 1,369**	$ 1,776
Net investment income	**337**	385	**672**	756
Fee and other income	**290**	296	**587**	590
Total income	**1,304**	1,253	**2,628**	3,122
Benefits and expenses:				
Paid or credited to policyholders	**843**	732	**1,681**	2,088
Other	**286**	308	**575**	612
Net operating income before income taxes	**175**	213	**372**	422
Income taxes	**44**	61	**105**	125
Net income before non-controlling interests	**131**	152	**267**	297
Non-controlling interests	**4**	2	**6**	3
Net income - common shareholders	**127**	150	**261**	294

NET INCOME

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 31**	$ 56	-45%	**$ 81**	$ 115	-30%
Financial Services	**89**	89	-	**172**	172	-
Corporate	**7**	5	40%	**8**	7	14%
	$ 127	$ 150	-15%	**$ 261**	$ 294	-11%
In millions US $	**$ 112**	$ 109	3%	**$ 229**	$ 219	5%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 1,602**	$ 1,629	-2%	**$ 3,278**	$ 3,275	-
Financial Services	**1,014**	1,078	-6%	**2,101**	2,635	-20%
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Summary by Type						
Risk-based products	**677**	572	18%	**$ 1,369**	$ 1,776	-23%
Self-funded premium equivalents (ASO contracts)	**1,343**	1,443	-7%	**2,716**	2,859	-5%
Segregated funds deposits						
Individual products	**97**	47	106%	**173**	102	70%
Group products	**499**	645	-23%	**1,121**	1,173	-4%
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Total premiums and deposits US $	**$ 2,314**	$ 2,162	7%	**$ 4,717**	$ 4,766	-1%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 146**	$ 136	7%	**$ 497**	$ 471	6%
Financial Services	**470**	377	25%	**988**	836	18%
Total sales	**$ 616**	$ 513	20%	**$ 1,485**	$ 1,307	14%
Total sales US $	**$ 547**	$ 408	34%	**$ 1,302**	$ 1,053	24%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter

In quarter earnings in the Healthcare business unit in US dollars totalled $28 million, which is a 33% decrease compared to second quarter of 2005. Aggregate stop-loss experience deteriorated primarily in the Select Market and Mid-Markets. The poor aggregate stop loss experience was due to pricing levels resulting from competitive market conditions, higher medical trend in 2006 compared to the same period last year and a combination of faster claims processing and faster submission of claims by providers. This was partially offset by increased administrative fees on higher membership, particularly in Select and Specialty Markets. Unfavourable currency translation impacted net income by $7 million in the quarter.

Six months

For the six months ended June 30, 2006, earnings in the Healthcare business unit in US dollars totalled $71 million, which is an 17% decrease compared to same period in 2005. A deterioration in the aggregate stop-loss claims experience in all US Market segments and individual stop-loss claims experience primarily in Mid and National Markets, as discussed above, was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue. Unfavourable currency translation impacted net income by $15 million for the six months ended June 30, 2006.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	- guaranteed	**$ 259**	$ 186	39%	**$ 562**	$ 416	35%
	- ASO	**1,343**	1,443	-7%	**2,716**	2,859	-5%
Total premiums and deposits		**$ 1,602**	$ 1,629	-2%	**$ 3,278**	$ 3,275	-
Total premiums and deposits US $		**$ 1,417**	$ 1,303	9%	**$ 2,875**	$ 2,641	9%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	**$ 146**	$ 136	7%	**$ 497**	$ 471	6%
Total sales US $	**$ 131**	$ 107	22%	**$ 436**	$ 379	15%

Healthcare - members (in thousands)

	Change for the three months ended June 30		Total at June 30		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(15)**	(17)	**1,234**	1,266	-3%
National and Specialty Market	**41**	(5)	**843**	626	35%
Total	**26**	(22)	**2,077**	1,892	10%

In quarter

The reported net premiums and deposits decreased by 2% compared to the second quarter of 2005. Healthcare premiums and deposits for the quarter, in US dollars, increased 9% to $1,417 million due, in part, to renewal price increases and increased membership in Select and Specialty Markets. In addition, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium in US dollars of $64 million compared to the second quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $1,366 million.

Healthcare sales in US dollars increased 22% to $131 million for the second quarter of 2006 over the same period last year. This increase is attributable to increased average premium per member sold combined with an increase in Select Market.

Six months

The reported net premiums and deposits were flat compared to the six months ended June 30, 2005. Healthcare premiums and deposits for the period, in US dollars, increased 9% to $2,875 million due, in part, to renewal price increases and increased membership in the Select and Specialty Markets. However, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $126 million compared to the six months ended June 30, 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $2,766 million.

Membership at June 30, 2006 of 2.077 million members increased 3% from 2.025 million members at December 31, 2005, mainly due to Specialty Market sales.

Healthcare sales increased 15% to $436 million for six months ended June 30, 2006 over the same period last year in US dollars. This increase is attributable to increased average premium per member sold combined with an increase in Select and Specialty Markets.

FINANCIAL SERVICES

Net income

In quarter

In quarter earnings were $89 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 22% compared to the same period in 2005. The increase in-quarter was due primarily to higher investment margins and fee income due to growth from new institutional client relationships and the improvement in the U.S. equity markets. Unfavourable currency translation impacted net income by $14 million in the quarter.

Six months

For the six months ended June 30, 2006, earnings were $172 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 17% compared to the same period in 2005. The increase was due primarily to higher investment margins and fee income mentioned above. Unfavourable currency translation impacted net income by $26 million for the six months ended June 30, 2006.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 275**	$ 214	29%	**$ 520**	$ 429	21%
Retirement Services	**739**	864	-14%	**1,581**	2,206	-28%
Total premiums and deposits	**$ 1,014**	$ 1,078	-6%	**$ 2,101**	$ 2,635	-20%
Total premiums and deposits US $	**$ 897**	$ 859	4%	**$ 1,842**	$ 2,125	-13%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 152**	$ 56	-	**$ 258**	$ 103	-
Retirement Services	**318**	321	-1%	**730**	733	-
Total sales	**$ 470**	$ 377	25%	**$ 988**	$ 836	18%
Total sales US $	**$ 416**	$ 301	38%	**$ 866**	$ 674	28%

Financial Services - participant accounts (in thousands)

	Change for the three months ended June 30		Total at June 30		
	2006	2005	**2006**	2005	% Change
Individual Markets	**(2)**	(2)	**451**	460	-2%
Public/Non-Profit	**3**	21	**1,599**	1,474	8%
FASCore	**6**	27	**894**	707	26%
401(k)	**(2)**	(20)	**475**	491	-3%
Retirement Services	**7**	28	**2,968**	2,672	11%
Total	**5**	26	**3,419**	3,132	9%

In quarter

Premiums and deposits for the quarter were $1,014 million, a decrease of $64 million or 6% compared to the same period in 2005. The decrease is attributable to the strengthening of the Canadian dollar. In US dollars, the premiums and deposits increased slightly due to an increase from BOLI general account premium.

Sales for the quarter increased $93 million or 25% compared to the same period in 2005. The increase is primarily in Individual Markets, due to higher general account sales of the BOLI product in 2006.

Six months

Premiums and deposits for the six months ended June 30, 2006 were $2,101 million, a decrease of $534 million or 20% compared to the same period in 2005. The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. In the first half of 2005 there was a large purchase of such guaranteed interest annuity contracts of $414 million compared to only $40 million for the six months ended June 30, 2006. The remaining decrease year over year is primarily due to the strengthening of the Canadian dollar.

Sales for the six months ended June 30, 2006 increased $152 million or 18% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general account sales of the BOLI product, as well as increased sales of the Schwab variable annuity product.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the first quarter of 2005 including Franklin Templeton Investments with 77,000 participants, Federated Investors with 80,000 participants and JP Morgan with 15,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended June 30		Total at June 30		
	2006	2005	**2006**	2005	**% Change**
General account - fixed options					
Public/Non-profit	**$ (217)**	$ 97	**$ 4,072**	$ 4,668	-13%
401(k)	**(14)**	42	**1,250**	1,326	-6%
	$ (231)	$ 139	**$ 5,322**	$ 5,994	-11%
Segregated funds - variable options					
Public/Non-profit	**$ (538)**	$ 214	**$ 6,179**	$ 6,738	-8%
401(k)	**(566)**	259	**7,298**	7,636	-4%
	$ (1,104)	$ 473	**$ 13,477**	$ 14,374	-6%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ (2,196)**	$ 2,144	**$ 43,152**	$ 38,529	12%
401(k)	**(245)**	286	**6,424**	6,343	1%
Institutional (FASCore)	**(2,285)**	2,686	**26,905**	21,792	23%
	$ (4,726)	$ 5,116	**$ 76,481**	$ 66,664	15%

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 2% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have remained relatively flat in US dollars when comparing June of 2006 to June of 2005.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 26% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30 2006	**$1.12**	**$1.14**	**$1.1400**
March 31, 2006	$1.17	$1.15	$1.1500
December 31, 2005	$1.17	$1.21	$1.2553
June 30, 2005	$1.23	$1.24	$1.2440
March 31, 2005	$1.21	$1.23	$1.2300
British pound			
June 30, 2006	**$2.06**	**$2.04**	**$2.0400**
March 31, 2006	$2.03	$2.02	$2.0200
December 31, 2005	$2.00	$2.21	$2.3272
June 30, 2005	$2.20	$2.31	$2.3072
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
June 30, 2006	**$1.42**	**$1.40**	**$1.4000**
March 31, 2006	$1.42	$1.39	$1.3900
December 31, 2005	$1.38	$1.51	$1.6159
June 30, 2005	$1.48	$1.59	$1.6104
March 31, 2005	$1.57	$1.61	$1.6053

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. Refer to "Non-GAAP Financial Measures" section of this report.

2006 DEVELOPMENTS

- Shareholder net income was $96 million, down 5% from the second quarter of 2005. Excluding the unfavourable currency translation impact, shareholder net income was up 8%.
- Insurance & Annuities premiums and deposits increased by $620 million, up 42% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities premiums and deposits increased 60%.
- Insurance & Annuities sales increased by $567 million, up 57% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities sales grew by 76%.
- The Company purchased a payout annuity block of business from The Equitable Life Assurance Society in the U.K.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At June 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion on the consolidated balance sheet.

FINANCIAL INFORMATION – EUROPE

Selected consolidated financial information - Europe

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,498**	$ 2,384	47%	**$ 5,930**	$ 4,951	20%
Fee and other income	**154**	135	14%	**298**	234	27%
Paid or credited to policyholders	**2,499**	1,683	48%	**4,134**	3,624	14%
Net income - common shareholders	**96**	101	-5%	**207**	202	2%
Total assets				**$ 36,854**	$ 21,126	74%
Segregated funds assets				**21,573**	18,269	18%
Total assets under administration				**$ 58,427**	$ 39,395	48%

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 2,131**	$ 1,619	**$ 3,559**	$ 3,466
Net investment income	**493**	252	**797**	492
Fee and other income	**154**	135	**298**	234
Total income	**2,778**	2,006	**4,654**	4,192
Benefits and expenses:				
Paid or credited to policyholders	**2,499**	1,683	**4,134**	3,624
Other	**176**	191	**277**	309
Amortization of finite life intangible assets	**1**	1	**2**	2
Net operating income before income taxes	**102**	131	**241**	257
Income taxes	**(5)**	25	**19**	48
Net income before non-controlling interests	**107**	106	**222**	209
Non-controlling interests	**8**	5	**12**	7
Net income - shareholders	**99**	101	**210**	202
Perpetual preferred share dividends	**3**	-	**3**	-
Net income - common shareholders	**96**	101	**207**	202

NET INCOME

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Insurance & Annuities	**$ 89**	$ 79	13%	**$ 177**	$ 157	13%
Reinsurance	**21**	21	-	**43**	44	-2%
Corporate	**(14)**	1	-	**(13)**	1	-
	$ 96	$ 101	-5%	**$ 207**	$ 202	2%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
UK / Isle of Man	1,741	1,138	53%	$ 2,918	$ 2,147	36%
Ireland / Germany	335	315	6%	654	665	-2%
International	5	8	-38%	10	17	-41%
Insurance & Annuities	$ 2,081	$ 1,461	42%	$ 3,582	$ 2,829	27%
Reinsurance	1,417	923	54%	2,348	2,122	11%
Total premiums and deposits	$ 3,498	$ 2,384	47%	$ 5,930	$ 4,951	20%
Summary by Type						
Risk-based products	$ 2,131	1,619	32%	$ 3,559	$ 3,466	3%
Segregated funds deposits						
Individual products	1,367	765	79%	2,371	1,485	60%
Total premiums and deposits	$ 3,498	$ 2,384	47%	$ 5,930	$ 4,951	20%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	2006	2005	% Change	2006	2005	% Change
UK / Isle of Man	$ 1,392	$ 830	68%	$ 2,311	$ 1,569	47%
Ireland / Germany	176	171	3%	349	394	-11%
International	-	-	-	-	-	-
Insurance & Annuities	$ 1,568	$ 1,001	57%	$ 2,660	$ 1,963	36%
Reinsurance	1,333	852	56%	2,187	1,988	10%
Total sales	$ 2,901	$ 1,853	57%	$ 4,847	$ 3,951	23%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter

Net income attributable to common shareholders increased $10 million or 13%, to $89 million compared to the second quarter of 2005. Excluding the unfavourable currency translation impact of $11 million, net income was up 27%.

The increase in earnings was driven by growth in the UK payout annuity business due particularly to improved new business margins and the contribution from the payout annuity block acquired in 2005 from Phoenix and London. The Phoenix and London contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality experience in the Group insurance business.

Six months
Net income attributable to common shareholders increased $20 million or 13%, to $177 million compared to the six months ended June 30, 2005. Excluding the unfavourable currency translation impact of $23 million, net income was up 27%.

The increase in earnings was driven by growth in the UK payout annuity business due particularly to improved new business margins and the contribution from the payout annuity block acquired in 2005 from Phoenix and London. In addition, earnings benefited from improved morbidity experience, favourable investment experience and asset/liability matching in the Group insurance business. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $620 million or 42%. Excluding the unfavourable currency translation impact of $252 million, premiums and deposits increased $872 million or 60% compared to the second quarter of 2005. The increase was due to higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland as well as pension products in Germany. In addition, payout annuity sales increased as compared to the same period in 2005 reflecting a surge of business following the implementation of new retirement legislation in April of 2006.

Sales increased by $567 million or 57%. Excluding the unfavourable currency translation impact of $190 million, sales increased $757 million or 76% compared to the second quarter of 2005. Strong sales growth was driven by UK payout annuities, savings products in the United Kingdom/Isle of Man and Ireland as well as pension products in Germany. While the results were strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Six months
Premiums and deposits increased $753 million or 27% for the six months ended June 30, 2006. Excluding the unfavourable currency translation impact of $476 million, premiums and deposits increased $1,229 million or 43% compared to the same period in 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland partly offset by lower premiums in UK payout annuities. The decrease in UK payout annuities reflects a more competitive environment in the first quarter of the year combined with customers delaying purchasing decisions until the second quarter, after the introduction of new retirement legislation in April of 2006. However, the second quarter payout annuities sales showed a recovery from this position.

Sales increased by $697 million or 36% for the six months ended June 30, 2006. Excluding the unfavourable currency translation impact of $353 million, sales increased $1,050 million or 53% compared to the same period in 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and Ireland were partly offset by weaker sales in UK payout annuities and Germany. The decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products. The decrease in UK payout annuities reflects a more competitive environment in the first quarter of the year combined with customers delaying purchasing decisions prior to the introduction of new retirement legislation in April of 2006.

Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased 115% compared to the same period last year.

REINSURANCE

Net income

In quarter
Net income for the Reinsurance business unit was $21 million, in line with the same period in 2005. Excluding the unfavourable currency translation impact of $2 million, net income was up 6%. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts.

The 2005 results included an increase in provisions for adverse developments of $41 million, and a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG, and Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life, to provide guarantee risk protection.

Six months
Net income for the Reinsurance business unit was $43 million, a decrease of $1 million from the six months ended June 30, 2005. Excluding the unfavourable currency translation impact of $4 million, net income was up 7%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the second quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $41 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter
Premiums and deposits for the Reinsurance business unit were $1,417 million, an increase of $494 million or 54% over the second quarter of 2005. Sales were $1,333 million, an increase of $481 million or 56% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006.

Six months
Premiums and deposits for the Reinsurance business unit were $2,348 million, an increase of $226 million or 11% over the six months ended June 30, 2005. Sales were $2,187 million, an increase of $199 million or 10% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006 as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

CORPORATE

In the quarter, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, and the impact of non-current period operating related items and business units which have been discontinued or sold.

Net income

In quarter
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavorable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001. Partly mitigating this charge were two other non-recurring items which in aggregate increased net income by $17 million.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	-	(3)	-	(6)
Fee and other income	-	-	-	-
Total income	-	(3)	-	(6)
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	1	2	2
Restructuring costs	-	11	-	18
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	(1)	(15)	(2)	(26)
Income taxes	6	2	8	3
Net income before non-controlling interests	(7)	(17)	(10)	(29)
Non-controlling interests	-	-	-	-
Net income - common shareholders	(7)	(17)	(10)	(29)

In quarter
Corporate net income was a charge of $7 million compared to a charge of $17 million in the second quarter of 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($9 million in 2005), $3 million of U.S. withholding tax ($4 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($4 million of operating expense in 2005) incurred at the Lifeco level.

Six months
Corporate net income was a charge of $10 million compared to a charge of $29 million for the six months ended June 30, 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($13 million in 2005), $6 million of U.S. withholding tax ($10 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($6 million of operating expense in 2005) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 4,444**	$ 3,784	**$ 8,139**	$ 8,344
Net investment income (note 2)	**1,516**	1,327	**2,839**	2,619
Fee and other income	**667**	620	**1,324**	1,202
	6,627	5,731	**12,302**	12,165
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,959**	4,081	**8,960**	8,897
Commissions	**332**	331	**674**	660
Operating expenses	**541**	553	**1,103**	1,117
Premium taxes	**66**	64	**126**	125
Financing charges (note 3)	**51**	49	**98**	97
Amortization of finite life intangible assets	**5**	4	**9**	9
Restructuring costs	**-**	11	**-**	18
Net income before income taxes	**673**	638	**1,332**	1,242
Income taxes - current	**110**	170	**227**	199
- future	**26**	(18)	**78**	102
Net income before non-controlling interests	**537**	486	**1,027**	941
Non-controlling interests (note 8)	**62**	33	**96**	62
Net income - shareholders	**475**	453	**931**	879
Perpetual preferred share dividends	**14**	7	**24**	14
Net income - common shareholders	**$ 461**	$ 446	**$ 907**	$ 865
Earnings per common share (note 12)				
Basic	**$ 0.516**	$ 0.500	**$ 1.017**	$ 0.971
Diluted	**$ 0.513**	$ 0.496	**$ 1.010**	$ 0.962

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2006	December 31, 2005	June 30, 2005
Assets			
Bonds	$ 60,479	$ 59,298	$ 56,446
Mortgage loans	14,855	14,605	14,659
Stocks	4,236	4,028	3,635
Real estate	1,868	1,842	1,785
Loans to policyholders	6,670	6,646	6,778
Cash and certificates of deposit	3,186	2,961	2,826
Funds held by ceding insurers	11,526	2,556	2,106
Goodwill	5,324	5,327	5,329
Intangible assets	1,452	1,453	1,483
Other assets (note 4)	3,349	3,445	3,207
Total assets	$ 112,945	$ 102,161	$ 98,254
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 81,105	$ 71,263	$ 67,183
Provision for claims	1,110	999	1,209
Provision for policyholder dividends	537	535	591
Provision for experience rating refunds	378	401	468
Policyholder funds	2,134	2,088	2,048
	85,264	75,286	71,499
Debentures and other debt instruments (note 5)	2,204	1,903	2,073
Funds held under reinsurance contracts	3,954	4,089	4,331
Other liabilities (note 6)	4,019	4,231	4,072
Repurchase agreements	1,049	1,023	1,213
Deferred net realized gains	2,693	2,598	2,453
	99,183	89,130	85,641
Preferred shares (note 9)	775	787	797
Capital trust securities and debentures (note 7)	647	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	1,814	1,741	1,714
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	155	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	799	499
Common shares	4,671	4,660	4,658
Accumulated surplus	5,338	4,860	4,385
Contributed surplus	23	19	17
Currency translation account	(969)	(849)	(474)
	10,162	9,489	9,085
Liabilities, share capital and surplus	$ 112,945	$ 102,161	$ 98,254

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**931**	879
Common share cancellation excess	**(24)**	(22)
Share issue costs - preferred shares	**(6)**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(24)**	(14)
Common shareholders	**(399)**	(348)
Balance, end of period	**$ 5,338**	$ 4,385
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock options		
Current year expense (note 10)	**5**	3
Exercised	**(1)**	-
Balance, end of period	**$ 23**	$ 17
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**(120)**	(48)
Balance, end of period	**$ (969)**	$ (474)

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 475**	$ 453	**$ 931**	$ 879
Adjustments for non-cash items:				
Change in policy liabilities	**274**	579	**403**	1,458
Change in funds held by ceding insurers	**379**	102	**431**	230
Change in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Change in current income taxes payable	**15**	82	**(74)**	(71)
Future income tax expense	**26**	(18)	**78**	102
Other	**649**	436	**75**	100
Cash flows from operations	**1,799**	1,564	**1,747**	2,630
Financing Activities				
Issue of common shares	**5**	2	**17**	12
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(15)**	(14)	**(30)**	(27)
Redemption of preferred shares	**(12)**	-	**(12)**	-
Issue of subordinated debentures in subsidiary	**336**	-	**336**	-
Repayment of debentures and other debt instruments	**(10)**	(21)	**(22)**	(22)
Share issue costs	**(6)**	-	**(6)**	-
Dividends paid	**(213)**	(181)	**(423)**	(362)
	385	(214)	**160**	(399)
Investment Activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Stock sales	**262**	360	**556**	600
Real estate sales	**(74)**	32	**45**	68
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(673)**	(771)	**(1,205)**	(1,741)
Investment in stocks	**(285)**	(363)	**(638)**	(752)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
	(1,682)	(1,256)	**(1,722)**	(1,779)
Effect of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Increase in cash and certificates of deposit	**512**	22	**225**	354
Cash and certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,186**	$ 2,826	**$ 3,186**	$ 2,826

47

GREAT-WEST LIFECO INC.

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

For the three months ended June 30, 2006	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,009	$ 63	$ 4	$ -	$ 1,076
Mortgage loans	215	12	1	-	228
Stocks	32	48	-	-	80
Real estate	28	15	-	-	43
Other	107	-	-	(18)	89
	$ 1,391	$ 138	$ 5	$ (18)	$ 1,516

For the three months ended June 30, 2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 789	$ 71	$ 18	$ -	$ 878
Mortgage loans	219	14	13	-	246
Stocks	37	45	-	-	82
Real estate	29	11	-	-	40
Other	95	-	-	(14)	81
	$ 1,169	$ 141	$ 31	$ (14)	$ 1,327

For the six months ended June 30, 2006	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,809	$ 124	$ 6	$ -	$ 1,939
Mortgage loans	431	24	1	-	456
Stocks	65	124	-	-	189
Real estate	54	29	-	-	83
Other	206	-	-	(34)	172
	$ 2,565	$ 301	$ 7	$ (34)	$ 2,839

For the six months ended June 30, 2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,567	$ 131	$ 19	$ -	$ 1,717
Mortgage loans	446	27	15	-	488
Stocks	74	88	-	-	162
Real estate	75	19	-	-	94
Other	185	-	-	(27)	158
	$ 2,347	$ 265	$ 34	$ (27)	$ 2,619

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Interest on long-term debentures and other debt instruments	$ 30	$ 30	$ 57	$ 59
Preferred share dividends	9	9	19	19
Interest on capital trust debentures	12	12	24	24
Other	2	-	3	-
Distributions on capital trust securities held by consolidated group as temporary investments	(2)	(2)	(5)	(5)
Total	$ 51	$ 49	$ 98	$ 97

4. Other Assets

Other assets consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Premiums in course of collection	$ 572	$ 623	$ 540
Interest due and accrued	927	893	818
Future income taxes	293	363	356
Fixed assets	256	279	291
Prepaid expenses	76	76	70
Accounts receivable	648	716	635
Accrued pension asset	181	179	192
Other	396	316	305
	$ 3,349	$ 3,445	$ 3,207

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.9% to 5.5% (4.0% to 5.0% in 2005)	$ 103	$ 112	$ 97
Revolving credit in respect of reinsurance business with interest rates from 5.8% to 5.9% maturing within one year (5.0% to 5.2% in 2005)	2	14	18
Total short term	105	126	115
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	10
Capital:			
Lifeco			
Five year term facility	-	-	150
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	8	13	32
	558	563	582
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	197	205	216
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	2,099	1,777	1,958
Total debentures and other debt instruments	$ 2,204	$ 1,903	$ 2,073

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Current income taxes	$ 302	$ 374	$ 334
Accounts payable	384	511	489
Liability for restructuring costs	-	-	30
Post retirement benefits provision	521	508	499
Bank overdraft	464	449	795
Future income taxes	306	317	280
Other	2,042	2,072	1,645
	$ 4,019	$ 4,231	$ 4,072

7. Capital Trust Securities and Debentures

	June 30, 2006	December 31, 2005	June 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	36
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2006 and June 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West Life	**$ 30**	$ 30	**$ 59**	$ 60
London Life	**190**	155	**352**	304
Canada Life	**45**	47	**92**	90
GWL&A	**26**	30	**69**	80
Policyholder dividends				
Great-West Life	**(25)**	(24)	**(51)**	(48)
London Life	**(141)**	(135)	**(280)**	(267)
Canada Life	**(44)**	(46)	**(90)**	(89)
GWL&A	**(24)**	(28)	**(64)**	(77)
Net income	**57**	29	**87**	53
Preferred shareholder dividends of subsidiaries	**5**	4	**9**	9
Total	**$ 62**	$ 33	**$ 96**	$ 62

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Participating surplus:			
Great-West Life	**$ 380**	$ 372	$ 372
London Life	**1,218**	1,151	1,118
Canada Life	**27**	25	18
GWL&A	**189**	193	206
	$ 1,814	$ 1,741	$ 1,714
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	13
	$ 155	$ 157	$ 158

GREAT-WEST LIFECO INC.

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	June 30, 2006		December 31, 2005		June 30, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**23,022,915**	**576**	23,499,915	588	23,868,115	597
	31,001,815	**$ 775**	31,478,815	$ 787	31,868,115	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	-	-
Series I, 4.50% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	-	-	-	-
	$ 43,957,001	**$ 1,099**	$ 31,957,001	$ 799	$ 19,957,001	$ 499
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under						
Normal Course Issuer Bid	**(1,023,300)**	**(6)**	(2,012,600)	(11)	(989,100)	(5)
Issued under Stock Option Plan	**1,604,850**	**17**	2,109,328	20	1,375,830	12
Balance, end of period	**891,270,626**	**$ 4,671**	890,689,076	$ 4,660	890,979,078	$ 4,658

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the second quarter of 2006, 477,000 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $12 or an average of $27.44 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

50,000 options were granted under the Company's stock option plan during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second quarter of 2005). The weighted-average fair value of options granted during the six months ended June 30, 2006 were $5.48 per option ($6.68 per option during the six months ended June 30, 2005). Compensation expense of $5 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2006 ($3 after tax for the six months ended June 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Pension benefits	**$ 18**	$ 15	**$ 37**	$ 33
Other benefits	**5**	12	**12**	22
Total	**$ 23**	$ 27	**$ 49**	$ 55

12. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 461**	$ 446	**$ 907**	$ 865
b) Number of common shares				
Average number of common shares outstanding			**890,989,489**	890,986,618
Add:				
-Potential exercise of outstanding stock options			**6,649,699**	7,892,591
Average number of common shares outstanding - diluted basis			**897,639,188**	898,879,209
Earnings per common share				
Basic	**$ 0.516**	$ 0.500	**$ 1.017**	$ 0.971
Diluted	**$ 0.513**	$ 0.496	**$ 1.010**	$ 0.962

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

(b) During the second quarter of 2006, Great-West Life & Annuity Insurance Company, entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

14. Segmented Information

Consolidated Operations

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

For the three months ended June 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,593	$ 572	$ 1,619	$ -	$ 3,784
Net investment income	693	385	252	(3)	1,327
Fee and other income	189	296	135	-	620
Total income	2,475	1,253	2,006	(3)	5,731
Benefits and expenses:					
Paid or credited to policyholders	1,666	732	1,683	-	4,081
Other	497	308	191	1	997
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	11	11
Net operating income before income taxes	309	213	131	(15)	638
Income taxes	64	61	25	2	152
Net income before non-controlling interests	245	152	106	(17)	486
Non-controlling interests	26	2	5	-	33
Net income - shareholders	219	150	101	(17)	453
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 212	$ 150	$ 101	$ (17)	$ 446

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907

For the six months ended June 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,102	$ 1,776	$ 3,466	$ -	$ 8,344
Net investment income	1,377	756	492	(6)	2,619
Fee and other income	378	590	234	-	1,202
Total income	4,857	3,122	4,192	(6)	12,165
Benefits and expenses:					
Paid or credited to policyholders	3,185	2,088	3,624	-	8,897
Other	1,076	612	309	2	1,999
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	18	18
Net operating income before income taxes	589	422	257	(26)	1,242
Income taxes	125	125	48	3	301
Net income before non-controlling interests	464	297	209	(29)	941
Non-controlling interests	52	3	7	-	62
Net income - shareholders	412	294	202	(29)	879
Perpetual preferred share dividends	14	-	-	-	14
Net income - common shareholders	$ 398	$ 294	$ 202	$ (29)	$ 865

IGM FINANCIAL INC.

PART D

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page D2

FINANCIAL STATEMENTS AND NOTES

Page D21

JUNE 30, 2006

Please note that the bottom of each page in Part D contains two different page numbers. A page number with the prefix "D" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, *including the section entitled* Forward-Looking Information.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) as at and for the three and six months ended June 30, 2006, compared with the same period in 2005, and should be read in conjunction with the 2005 IGM Financial Inc. Annual Report and the 2006 IGM Financial Inc. First Quarter Report to Shareholders filed on www.sedar.com. Commentary in the MD&A as at and for the three and six months ended June 30, 2006 is as of August 1, 2006.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.

Summary of Consolidated Operating Results

Net income for the three months ended June 30, 2006 was $200.4 million. This amount included a $13.7 million (5 cents per share) non-cash income tax benefit resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001. There is no expectation that the future tax liability will become payable as the Company has no intention of disposing of these assets. Diluted earnings per share were 75 cents for the quarter. Net income for the three months ended June 30, 2006, excluding the non-cash income tax benefit, was $186.7 million compared to net income of $167.9 million in 2005, an increase of 11.2%. Diluted earnings per share on the same basis were 70 cents for the period compared to diluted earnings per share of 63 cents for the same period in 2005.

Net income for the six months ended June 30, 2006 was $385.7 million. Diluted earnings per share on this basis were $1.44. Net income for the six months ended June 30, 2006, excluding the non-cash income tax benefit described above, was $372.0 million compared to net income of $328.6 million in 2005, an increase of 13.2%. Diluted earnings per share on the same basis were $1.39 for the period compared to diluted earnings per share of $1.23 for the same period in 2005, an increase of 13.0%.

Shareholders' equity was $3.64 billion as at June 30, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the six months ended June 30, 2006, excluding a non-cash income tax benefit, was 20.4% compared with return on average common equity of 19.7% for the same period in 2005. The quarterly dividend per common share of 37.0 cents

in the second quarter was unchanged from the first quarter, however it represented an increase of 2.5 cents or 7.2% from 34.5 cents in the fourth quarter of 2005.

NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) excluding a non-cash income tax benefit for the three and six months ended June 30, 2006 exclude a non-cash income tax benefit resulting from decreases in federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ millions)	THREE MONTHS ENDED JUNE 30 2006	2005	SIX MONTHS ENDED JUNE 30 2006	2005
Net income excluding a non-cash income tax benefit – Non-GAAP measure	**$ 186.7**	$ 167.9	**$ 372.0**	$ 328.6
Non-cash income tax benefit	**13.7**	–	**13.7**	–
Net income – GAAP	**$ 200.4**	$ 167.9	**$ 385.7**	$ 328.6
Earnings per share excluding a non-cash income tax benefit – Non-GAAP measure	**$ 0.70**	$ 0.63	**$ 1.39**	$ 1.23
Non-cash income tax benefit	**0.05**	–	**0.05**	–
Earnings per share – GAAP	**$ 0.75**	$ 0.63	**$ 1.44**	$ 1.23
EBITDA – Non-GAAP measure	**$ 373.0**	$ 340.5	**$ 749.0**	$ 667.6
Commission amortization	**(74.6)**	(65.0)	**(146.7)**	(127.5)
Amortization of capital and intangible assets	**(5.3)**	(5.7)	**(10.7)**	(11.4)
Interest expense on long-term debt and dividends on preferred shares	**(26.2)**	(26.8)	**(52.2)**	(53.3)
Income before income taxes and non-controlling interest	**266.9**	243.0	**539.4**	475.4
Income taxes	**(65.7)**	(74.5)	**(152.5)**	(145.7)
Non-controlling interest	**(0.8)**	(0.6)	**(1.2)**	(1.1)
Net income – GAAP	**$ 200.4**	$ 167.9	**$ 385.7**	$ 328.6

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

Three months ended June 30 ($ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**$ 330.9**	$ 291.7	**$ 229.0**	$ 215.7	**$ 27.4**	$ 24.2	**$ 587.3**	$ 531.6
Net investment income and other	**31.2**	37.0	**8.2**	4.4	**9.9**	6.2	**49.3**	47.6
	362.1	328.7	**237.2**	220.1	**37.3**	30.4	**636.6**	579.2
Operating expenses								
Commissions	**96.1**	79.3	**93.3**	84.0	**16.8**	14.5	**206.2**	177.8
Non-commission	**69.6**	67.1	**63.7**	61.0	**8.2**	7.7	**141.5**	135.8
	165.7	146.4	**157.0**	145.0	**25.0**	22.2	**347.7**	313.6
Earnings before interest and taxes	**$ 196.4**	$ 182.3	**$ 80.2**	$ 75.1	**$ 12.3**	$ 8.2	**288.9**	265.6
Interest expense							**22.0**	22.6
Income before income taxes and non-controlling interest							**266.9**	243.0
Income taxes							**65.7**	74.5
Income before non-controlling interest							**201.2**	168.5
Non-controlling interest							**0.8**	0.6
Net income								
GAAP							**$ 200.4**	$ 167.9
Excluding a non-cash income tax benefit[1]							**$ 186.7**	$ 167.9

Six months ended June 30 ($ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**$ 657.3**	$ 576.2	**$ 463.5**	$ 427.1	**$ 55.6**	$ 51.8	**$ 1,176.4**	$1,055.1
Net investment income and other	**74.9**	73.4	**13.8**	8.6	**17.8**	15.2	**106.5**	97.2
	732.2	649.6	**477.3**	435.7	**73.4**	67.0	**1,282.9**	1,152.3
Operating expenses								
Commissions	**189.7**	155.1	**184.8**	166.7	**34.1**	31.7	**408.6**	353.5
Non-commission	**140.7**	134.1	**134.3**	128.9	**15.9**	15.5	**290.9**	278.5
	330.4	289.2	**319.1**	295.6	**50.0**	47.2	**699.5**	632.0
Earnings before interest and taxes	**$ 401.8**	$ 360.4	**$ 158.2**	$ 140.1	**$ 23.4**	$ 19.8	**583.4**	520.3
Interest expense							**44.0**	44.9
Income before income taxes and non-controlling interest							**539.4**	475.4
Income taxes							**152.5**	145.7
Income before non-controlling interest							**386.9**	329.7
Non-controlling interest							**1.2**	1.1
Net income								
GAAP							**$ 385.7**	$ 328.6
Excluding a non-cash income tax benefit[1]							**$ 372.0**	$ 328.6

[1] *Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.*

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $12.3 million for the three months ended June 30, 2006 compared to $8.2 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $0.9 million lower than 2005 levels. Investment Planning Counsel's 2005 results included a non-recurring gain of $1.1 million related to the disposition of an investment. Net investment income on unallocated investments increased by $4.8 million in 2006 compared with 2005 as a result of higher balances and increases in interest rates.

For the six month period, earnings before interest and taxes for Corporate and Other were $23.4 million compared to $19.8 million. Earnings before interest and taxes related to Investment Planning Counsel were $0.7 million lower than 2005 levels due to the non-recurring item in 2005 as discussed above. Net investment income on unallocated investments increased by $8.0 million in 2006 compared with 2005 related to both higher balances and higher interest rates. Other income in 2005 included $4.2 million of earnings related to the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares. Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $16.8 million and $33.7 million for the three and six month periods ended June 30, 2006 compared with $17.4 million and $34.6 million in 2005. The decrease in both the three and six month periods related to the interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $5.2 million and $10.3 million for the three and six month periods in both 2006 and 2005.
- *Income taxes* – The effective income tax rate was 24.6% and 28.3% for the three and six month periods ended June 30, 2006, compared with 30.7% and 30.6% respectively in 2005 as shown in Table 3.

The decline in the effective tax rate for the three and six month periods relates primarily to decreases in federal corporate income tax rates and the resulting reduction in the future income tax liability related to indefinite life intangible assets. Consequently, the Company recorded a $13.7 million ($0.05 per share) non-cash income tax benefit in the second quarter which resulted in a 5.11% and 2.53% reduction in the effective tax rate for the three and six month

TABLE 3: EFFECTIVE INCOME TAX RATE

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
Income taxes at Canadian federal and provincial statutory rates	**35.17%**	35.98%	**35.48%**	35.97%
Effect of:				
Dividend income	**(0.16)**	(0.20)	**(0.16)**	(0.20)
Net capital gains and losses	**(0.78)**	(0.71)	**(0.92)**	(0.76)
Share of earnings of affiliate	**(2.71)**	(2.75)	**(2.65)**	(2.75)
Preferred dividends paid	**0.93**	0.79	**0.82**	0.81
Impact of rate changes on future income taxes related to indefinite life intangible assets	**(5.11)**	–	**(2.53)**	–
Other items	**(2.72)**	(2.45)	**(1.75)**	(2.42)
Effective income tax rate	**24.62%**	30.66%	**28.29%**	30.65%

periods in 2006. The benefit of the reduction in federal and provincial corporate income tax rates on other operating future income tax assets and liabilities is reflected in the Other items line in Table 3.

Our continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2006 compared with 2005 are reflected in Table 4.

For the three months ended June 30, 2006, sales of Investors Group mutual funds through its Consultant network were $1.5 billion, an increase of 15.9% from 2005. Mutual fund redemptions totalled $1.3 billion for the same period, an increase of 6.1% from 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.4% at June 30, 2006 from 9.1% at June 30, 2005 and remains below the average redemption rate of approximately 16.0% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $165 million in 2006 compared with net sales of $40 million in 2005. Sales of long-term funds were $1.2 billion for the three months ended June 30, 2006, compared with $1.0 billion in 2005, an increase of 19.3%. Net sales of long-term funds were $106 million compared to net redemptions of $17 million in 2005.

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30		
($ millions)	**2006**	2005	CHANGE	**2006**	2005	CHANGE
Sales	**$ 1,452.7**	$ 1,253.7	15.9%	**$ 3,448.1**	$ 2,906.0	18.7%
Redemptions	**1,287.9**	1,213.7	6.1	**2,565.3**	2,437.7	5.2
Net sales	**164.8**	40.0	312.0	**882.8**	468.3	88.5
Market and income	**(2,180.1)**	1,374.1	N/M	**247.3**	1,944.1	(87.3)
Net change in assets	**(2,015.3)**	1,414.1	N/M	**1,130.1**	2,412.4	(53.2)
Beginning assets	**53,846.4**	45,508.1	18.3	**50,701.0**	44,509.8	13.9
Ending assets	**$ 51,831.1**	$ 46,922.2	10.5%	**$ 51,831.1**	$ 46,922.2	10.5%
Consists of:						
Investors Masterseries™ funds				**$ 44,497.2**	$ 40,462.2	10.0%
IG Mackenzie partner funds				**2,230.5**	1,979.9	12.7
Partner funds				**4,583.5**	4,004.9	14.4
*i*Profile™ funds				**519.9**	475.2	9.4
				$ 51,831.1	$ 46,922.2	10.5%
Average daily assets	**$ 52,680.8**	$ 46,016.2	14.5%	**$ 52,495.4**	$ 45,559.7	15.2%

For the six months ended June 30, 2006, sales of Investors Group mutual funds were $3.4 billion, an increase of 18.7% from 2005. Mutual fund redemptions totalled $2.6 billion for the same period, an increase of 5.2% from 2005. Net sales of Investors Group mutual funds were $883 million in 2006 compared with net sales of $468 million in 2005, an increase of 88.5%. Sales of long-term funds were $3.0 billion for the six months ended June 30, 2006, compared with $2.4 billion in 2005, an increase of 21.2%. Net sales of long-term funds were $727 million compared to net sales of $351 million in 2005, an increase of 107%.

At June 30, 2006, 30% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar[1] fund ranking service and 57% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared to the Morningstar[1] universe of 33% for four and five star funds and 69% for three stars or better at June 30, 2006. Morningstar Ratings[1] are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds. Performance results for both periods were impacted by a disproportionate number of Investors Masterseries funds represented in the Morningstar[1] calculations with only a 3-year performance measure due to the introduction of a large number of new funds over the last 5 years.

Investors Group's mutual fund assets under management were $51.8 billion at June 30, 2006, an increase of $4.9 billion or 10.5% from June 30, 2005. The twelve month increase in assets from June 30, 2005 reflects net market appreciation of $3.7 billion and net sales of mutual funds totalling $1.2 billion. Mutual fund assets under management decreased by $2.0 billion or 3.7% during the quarter and increased by $1.1 billion or 2.2% during the six month period ended June 30, 2006 as shown in Table 4. For the three months ended June 30, 2006, net sales of $164.8 million were offset by market depreciation of $2.2 billion. For the six month period in 2006, net sales of $882.8 million and market appreciation of $247.3 million accounted for the increase in assets.

During the second quarter, Investors Group announced the addition of new funds in both unit trust and Corporate Class versions to further complement the existing line-up. Two Canadian growth mandates, Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund will invest primarily in growth-oriented Canadian companies. Additionally, the new unit trust funds have been added to a select number of Investors Group's Alto™ and Allegro™ portfolio funds. These funds became available for sale on July 21, 2006.

In addition, Investors Group announced plans to launch a new investment mandate focused on Greater China. Investors Greater China Fund and a Corporate Class version of the Fund (named Investors Greater China Class) will invest in listed companies trading in Hong Kong, Taiwan, Singapore and Chinese stock exchanges that derive a significant portion of their revenue from the expanding growth region of Greater China. These funds are expected to be available for sale in early August subject to regulatory approval.

Other Products and Services

INSURANCE

Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended June 30, 2006, sales of insurance products as measured by annualized premiums were $7.8 million, a decrease of 8.6% or $0.7 million from 2005. For the six months ended June 30, 2006, sales of insurance products were $16.7 million, an increase of 3.2% or $0.5 million from 2005. Total face amount of insurance in force at June 30, 2006 was $38.8 billion, an increase of $2.8 billion from June 30, 2005.

SECURITIES OPERATIONS

Investors Group provides securities services to clients through Investors Group Securities Inc. At June 30, 2006, assets under administration in Investors Group Securities Inc. were $1.2 billion.

MORTGAGE OPERATIONS

Investors Group Consultants play an integral role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists.

Through its mortgage banking operations, mortgages are sold to Investors Mortgage and Short Term Income Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages. Investors Group mortgage operations provides both origination and servicing as outlined in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. At June 30, 2006, Investors Group serviced $5.8 billion in mortgages, as compared to $5.4 billion at June 30, 2005.

SOLUTIONS BANKING[t]

Investors Group provides banking services to its clients through Solutions Banking[t]. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

SEGREGATED FUNDS

Investors Group currently offers its clients eight segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company, with investment components managed by Investors Group. At June 30, 2006, total segregated fund assets were $95.0 million compared to $59.5 million at June 30, 2005.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also offers guaranteed investment certificates to its clients through Investors Group Trust Co. Ltd. and a number of other financial institutions.

Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. As at June 30, 2006, the number of Consultants totalled 3,766 compared to 3,668 at December 31, 2005 and 3,537 one year ago. The number of Consultants with more than four years experience was 2,147 compared to 2,100 at December 31, 2005 and 2,073 one year ago. The Consultant network has grown in each of the last eight consecutive quarters.

In 2005, Investors Group added seven new region offices concurrent with the growth of its field management and the number of new Consultants. In 2006, Investors Group is embarking on a further phase of region office expansion with four new region offices scheduled to open later this year in Regina, Vancouver, Mississauga and London.

Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three and six month periods ended June 30, 2006 compared with 2005 are presented in Table 5.

FEE AND NET INVESTMENT INCOME

For the three months ended June 30, 2006, management fee income increased by $32.6 million to $257.0 million, reflecting the increase of 14.5% in average daily mutual fund assets during the quarter compared with 2005. For the six month period, management fee income increased $67.7 million, reflecting the increase of 15.2% in year-to-date average daily mutual fund assets compared with 2005. Management fee income represents 196 basis points of average mutual fund assets in both the three and six month periods in 2006, unchanged from 2005.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $44.9 million for the three months ended June 30, 2006, up from $41.3 million in 2005. Fees for the six months ended June 30, 2006 were $90.1 million compared to $84.1 million in 2005. Increases in trustee fees and other service fees in both the three and six month periods resulted from growth in average mutual fund assets in 2006 compared to 2005. These increases were offset in part by a decrease of $0.2 million and $1.8 million, respectively, in fees charged to the mutual funds for administrative services.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[1], an arrangement with the National Bank of Canada.

Distribution fee income of $29.0 million for the three months ended June 30, 2006 increased by $3.0 million or 11.5% from $26.0 million in 2005. For the six month period, distribution fee income of $57.8 million increased by $7.4 million or 14.7% from $50.4 million in 2005. Combined distribution fee revenue from insurance, securities and banking operations totalled $15.9 million for the three month period and $31.9 million for the six month period, an increase of $1.1 million and $3.4 million, respectively, over the comparable periods in 2005. Redemption fee income of $9.2 million and $18.4 million for the three and six month periods increased by $1.4 million and $2.8 million due to both higher redemptions subject to

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

($ millions)	THREE MONTHS ENDED JUNE 30 2006	2005	CHANGE	SIX MONTHS ENDED JUNE 30 2006	2005	CHANGE
Fee and net investment income						
Management	**$ 257.0**	$ 224.4	14.5%	**$ 509.4**	$ 441.7	15.3%
Administration	**44.9**	41.3	8.7	**90.1**	84.1	7.1
Distribution	**29.0**	26.0	11.5	**57.8**	50.4	14.7
Net investment income and other	**31.2**	37.0	(15.7)	**74.9**	73.4	2.0
	362.1	328.7	10.2	**732.2**	649.6	12.7
Operating expenses						
Commissions	**45.3**	35.4	28.0	**89.3**	68.7	30.0
Asset retention bonus and premium	**50.8**	43.9	15.7	**100.4**	86.4	16.2
Non-commission	**69.6**	67.1	3.7	**140.7**	134.1	4.9
	165.7	146.4	13.2	**330.4**	289.2	14.2
Earnings before interest and taxes	**$ 196.4**	$ 182.3	7.7%	**$ 401.8**	$ 360.4	11.5%

deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $31.2 million for the three months ended June 30, 2006, a decrease of $5.8 million from $37.0 million in 2005 due to decreases in revenues related to mortgage banking activities as well as decreases in other income which, in 2005, included the recovery of prior years' commodity taxes paid. These decreases were offset in part by increases in gains on the sale of securities and Investors Group's share of GWL's earnings.

For the six months ended June 30, 2006, net investment income and other totalled $74.9 million, an increase of $1.5 million from $73.4 million in 2005. Increases in gains on the sale of securities and Investors Group's share of GWL's earnings were offset in part by decreases in revenues related to mortgage banking activities and other income. Other income in 2005 included the recovery of prior years' commodity taxes paid and a reduction of $2.5 million in provisions previously established for the exit of certain activities which were no longer required.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended June 30, 2006 increased by $9.9 million to $45.3 million compared with $35.4 million in 2005. For the six months ended June 30, 2006, commission expense increased by $20.6 million to $89.3 million from $68.7 million in 2005.

The increase in commission expense was due to:

- Increase in amortization of commissions totalling $7.4 million for the three months and $14.9 million for the six months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.6 million for the three months and $0.9 million for the six months related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increase of $1.9 million for the three months and $4.8 million for the six months in other compensation related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $5.5 million to $43.8 million for the three month period and $11.0 million to $86.4 million for the six month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.4 million in the three month period in 2006 to $7.0 million. For the six month period, ARP increased $3.0 million to $14.0 million.

Non-commission expenses totalled $69.6 million for the three months ended June 30, 2006 compared with $67.1 million in 2005, an increase of $2.5 million or 3.7%. For the six month period, non-commission expense totalled $140.7 million compared to $134.1 million in 2005, an increase of $6.6 million or 4.9%. Increases in expenses were primarily due to:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in sub-advisory fees as a result of the increase in sub-advised assets under management.

As well, non-commission expenses for the six months ended June 30, 2005 included a reduction in expenses of $1.7 million in the first quarter arising from a change in estimate related to credit losses on Consultant financing programs.

Mackenzie

Assets Under Management

Mackenzie's mutual fund assets under management were $42.4 billion at June 30, 2006, an increase of $0.8 billion or 1.9% from $41.6 billion as at December 31, 2005 and an increase of $3.5 billion or 8.9% from $38.9 billion as at June 30, 2005. Mackenzie's total assets under management at June 30, 2006 were $52.2 billion, an increase of $2.3 billion or 4.7% from $49.9 billion at December 2005 and an increase of $6.3 billion or 13.8% from $45.9 billion as at June 30, 2005. The changes in assets under management are summarized in Table 6.

In the three month period ended June 30, 2006, gross sales of Mackenzie's mutual funds were $2.0 billion, an increase of 5.1% from $1.9 billion in the comparative period last year. Redemptions of mutual funds for these same periods were $2.0 billion and $1.7 billion respectively. Net sales of mutual funds for the three month period ended June 30, 2006 were $32 million, as compared to net sales of $207 million for the comparative period last year. Net sales of long-term funds were $51 million in the current period, as compared to net sales of long-term funds of $231 million in the comparative period last year.

For the six month period ended June 30, 2006, gross sales of Mackenzie's mutual funds were $4.8 billion, an increase of 16.0% from $4.2 billion in the comparative period last year. Redemptions of mutual funds in the current period were $4.2 billion as compared to redemptions of $3.6 billion in the six month period ended June 30, 2005. Net sales of mutual funds for the six month period ended June 30, 2006 were $644 million, as compared to net sales of $553 million in the comparative period last year. Net sales of long-term funds were $642 million for the six month period ended June 30, 2006, as compared to net sales of long-term funds of $599 million in the comparative period last year, an increase of 7.2%.

As at June 30, 2006, Mackenzie's twelve month trailing redemption rate for long-term funds was 15.3% as compared to 14.7% last year. One of the factors contributing to this increase is the higher proportion of Mackenzie's mutual fund units which are no longer subject to a redemption fee. The average twelve month trailing redemption rate for long-term funds for all other members of IFIC declined to

TABLE 6: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30		
($ millions)	2006	2005	CHANGE	2006	2005	CHANGE
Mutual Funds						
Sales	**$ 1,990.1**	$ 1,894.2	5.1%	**$ 4,839.5**	$ 4,170.8	16.0%
Redemptions	**1,958.0**	1,687.3	16.0	**4,195.5**	3,618.3	16.0
Net sales	**32.1**	206.9	(84.5)	**644.0**	552.5	16.6
Market and income	**(1,597.3)**	553.4	N/M	**165.3**	1,098.5	(85.0)
Net change in assets	**(1,565.2)**	760.3	N/M	**809.3**	1,651.0	(51.0)
Beginning assets	**43,966.5**	38,188.9	15.1	**41,592.0**	37,298.2	11.5
Ending assets	**$ 42,401.3**	$ 38,949.2	8.9%	**42,401.3**	38,949.2	8.9
Institutional Accounts						
Related parties and Investors Group				**4,091.0**	3,807.1	7.5
Other				**5,572.0**	2,950.9	88.8
				9,663.0	6,758.0	43.0
Structured Products				**140.8**	173.4	(18.8)
Total				**$ 52,205.1**	$ 45,880.6	13.8%
Average daily mutual fund assets	**$ 43,218.3**	$ 38,441.8	12.4%	**$ 42,937.6**	$ 38,167.6	12.5%

approximately 15.3% at June 30, 2006 from 15.9% last year.

During the three month period ended June 30, 2006, net market depreciation resulted in mutual fund assets decreasing by $1.6 billion as compared to an increase of $0.6 billion in the comparative period last year. During the six month period ended June 30, 2006, investment returns generated for Mackenzie unitholders resulted in mutual fund assets increasing by $0.2 billion as compared to an increase of $1.1 billion in the comparative period last year.

At June 30, 2006, 52% of Mackenzie's mutual fund assets measured by the Morningstar† fund ranking service had four or five star ratings and 89% had a rating of three stars or better. This compares to 66% and 88% respectively at June 30, 2005, and to the Morningstar† universe of 51% for four and five star and 86% for three stars or better as at June 30, 2006.

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at June 30, 2006 were $9.7 billion, a 43.0% increase from $6.8 billion last year. As well, Mackenzie's structured products totalled $141 million as at June 30, 2006, a decrease of $32.6 million as compared to June 30, 2005.

During the second quarter, Mackenzie launched the Mackenzie Universal U.S. Dividend Income Fund. This fund offers a fixed monthly distribution and aims to achieve a combination of income and long-term capital growth by investing primarily in large-cap dividend-paying American companies.

On July 4, 2006, Mackenzie launched the Mackenzie Charitable Giving Fund, a donor-advised giving program designed to provide a strategic and focused approach to giving. Mackenzie is the first mutual fund company to offer a donor-advised fund program in Canada.

Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three and six month periods ended June 30, 2006 compared with 2005 are presented in Table 7.

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to

TABLE 7: OPERATING RESULTS – MACKENZIE

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30		
($ millions)	2006	2005	CHANGE	2006	2005	CHANGE
Fee and net investment income						
Management	**$ 189.1**	$ 174.2	8.6%	**$ 379.5**	$ 340.2	11.6%
Administration	**31.5**	33.3	(5.4)	**66.2**	68.9	(3.9)
Distribution	**8.4**	8.2	2.4	**17.8**	18.0	(1.1)
Net investment income and other	**8.2**	4.4	86.4	**13.8**	8.6	60.5
	237.2	220.1	7.8	**477.3**	435.7	9.5
Operating expenses						
Commissions	**40.6**	38.3	6.0	**81.1**	76.3	6.3
Trailing commissions	**52.7**	45.7	15.3	**103.7**	90.4	14.7
Non-commission	**63.7**	61.0	4.4	**134.3**	128.9	4.2
	157.0	145.0	8.3	**319.1**	295.6	7.9
Earnings before interest and taxes	**$ 80.2**	$ 75.1	6.8%	**$ 158.2**	$ 140.1	12.9%

Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie does not pay trailing commissions or selling commissions on these series in the funds. As at June 30, 2006, there were $5.4 billion of mutual fund assets in these series of the funds, as compared to $4.0 billion as at June 30, 2005.

Management fees were $189.1 million for the three month period ended June 30, 2006, an increase of $14.9 million or 8.6% from $174.2 million in the comparative period last year. The increase in management fees was attributed to a 12.4% increase in Mackenzie's average mutual fund assets under management from $38.4 billion as at June 30, 2005 to $43.2 billion in the current period and the growth in its institutional accounts. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Management fees were $379.5 million for the six month period ended June 30, 2006, an increase of $39.3 million or 11.6% from $340.2 million in the comparative period last year. The increase in management fees was attributed to a 12.5% increase in Mackenzie's average mutual fund assets under management from $38.2 billion as at June 30, 2005 to $42.9 billion in the current period and the growth in institutional assets. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees were $31.5 million for the three month period ended June 30, 2006, a decrease of $1.8 million from $33.3 million in the comparative period last year. Administration fees were $66.2 million for the six month period ended June 30, 2006, a decrease of $2.7 million from $68.9 million in the comparative period last year.

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS Group account administration business.

The decrease in administration fees during the three and six months ended June 30, 2006, is primarily attributed to a decline in counter party revenue as a result of the elimination of the foreign property rules applicable to registered plans in July 2005 and Mackenzie's decision to discontinue this product offering and a decline in fees for administering the VenGrowth labour sponsored funds. VenGrowth terminated their administration agreement with Mackenzie effective November 2005.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and a low load basis. Fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years and for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in the three month period ended June 30, 2006 was $8.4 million, an increase of $0.2 million from $8.2 million in the comparative period last year. Distribution fee income for the six month period ended June 30, 2006 was $17.8 million, a decrease of $0.2 million from $18.0 million in the comparative period last year. Although the total level of redemptions increased during the six month period ended June 30, 2006, the decline in distribution fee income was due to a period over period decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three month period ended June 30, 2006, was $8.2 million, an increase of $3.8 million as compared to $4.4 million in the three month period ended June 30, 2005. Net investment income in the six month period ended June 30, 2006 was $13.8 million, an increase of $5.2 million as compared to $8.6 million in the six month period ended June 30, 2005. These increases are due to changes in M.R.S. Trust Company's loan portfolio and rising interest rates and a gain realized at Mackenzie in the current year on the disposition of marketable

securities. There was no corresponding gain in the prior year results.

OPERATING EXPENSES

Mackenzie's operating expenses increased 8.3% and 7.9% respectively in the three and six month periods ended June 30, 2006 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $40.6 million in the three month period ended June 30, 2006 as compared to $38.3 million in the comparative period last year. Commission expense in the six month period ended June 30, 2006 was $81.1 million, as compared to $76.3 million in the same period in 2005. Mackenzie amortizes deferred selling commissions over a maximum period of up to seven years from the date of original purchase of the applicable units of deferred sales charge and low load units sold.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $52.7 million in the three month period ended June 30, 2006, an increase of $7.0 million or 15.3% from $45.7 million in the comparative period last year. Trail commission expense in the six month period ended June 30, 2006 was $103.7 million, an increase of $13.3 million or 14.7% from $90.4 million in the comparative period last year. The increase in trailing commissions in the three and six month periods is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.489% in the current quarter as compared to 0.476% in the corresponding quarter last year and increased to 0.484% in the six month period ended June 30, 2006 as compared to 0.474% in the same period last year. The increase in the average trail commission rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses increased $2.7 million or 4.4% to $63.7 million in the three month period ended June 30, 2006, from $61.0 million in the comparative period last year. Non-commission expenses increased $5.4 million or 4.2% to $134.3 million in the six month period ended June 30, 2006 from $128.9 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, were $0.2 million and $1.3 million higher in the current three month and six month periods ended June 30, 2006 respectively, as compared to the corresponding periods last year. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. In the current three and six month periods ended June 30, 2006, Mackenzie incurred higher external subadvisory expenses as a result of an increase in the average assets under management that are sub-advised in certain of its mutual funds as compared to the corresponding period last year.

IGM Financial Inc.

Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $6.92 billion at June 30, 2006 compared to $6.81 billion at December 31, 2005.

The Company's securities holdings were $178.0 million at June 30, 2006, unchanged from December 31, 2005. The fair value of the Company's portfolio exceeded cost by $107.2 million at June 30, 2006 compared with $123.7 million at December 31, 2005.

Loans, including mortgages and personal loans, increased by $60.5 million to $573.5 million at June 30, 2006 and represent 8.3% of total assets, compared to 7.5% at December 31, 2005. Residential mortgage loans related to the Company's mortgage banking operations increased $58.4 million. These residential mortgage loans are funded primarily by sales to third parties and mortgage conduits on a fully serviced basis and by the Investors Mortgage and Short Term Income Fund. In the Company's intermediary operations, personal loans increased by $29.5 million while residential mortgage loans decreased by $27.4 million in the six month period to June 30, 2006.

Consolidated Liquidity and Capital Resources

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $373.0 million for the three months ended June 30, 2006 compared to $340.5 million in 2005, and represents an increase of 9.5%. EBITDA totalled $749.0 million for the six months ended June 30, 2006 compared to $667.6 million in 2005, and represents an increase of 12.2%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 8 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three and six month periods ended June 30, 2006.

Operating activities, before payment of commissions, generated $285.5 million and $450.8 million during the three and six month periods ended June 30, 2006, as compared to $245.7 million and $402.6 million in 2005. Cash commissions paid of $82.5 million and $203.9 million in the three and six month periods increased from $80.7 million and $193.6 million in 2005 and reflect the increase in mutual fund sales over 2005 levels.

Financing activities during the quarter ended June 30, 2006 compared to the same period in 2005 related primarily to:

- A net decrease of $39.1 million in deposits and certificates in 2006 compared to $39.8 million in 2005.
- Proceeds received on the issuance of common shares under the Company's stock option program of $1.8 million in 2006 compared with $1.7 million in 2005.
- The payment of regular common share dividends which increased to $98.0 million in 2006 from $85.4 million in 2005 as a result of increases in the Company's common share dividends.

TABLE 8: CASH FLOWS

($ millions)	THREE MONTHS ENDED JUNE 30 2006	2005	CHANGE	SIX MONTHS ENDED JUNE 30 2006	2005	CHANGE
Operating activities						
Before payment of commissions	**$ 285.5**	$ 245.7	16.2%	**$ 450.8**	$ 402.6	12.0%
Commissions paid	**(82.5)**	(80.7)	(2.2)	**(203.9)**	(193.6)	(5.3)
Net of commissions paid	**203.0**	165.0	23.0	**246.9**	209.0	18.1
Financing activities	**(135.3)**	(131.2)	(3.1)	**(237.8)**	(184.0)	(29.2)
Investing activities	**98.4**	(19.4)	N/M	**(30.9)**	(77.6)	60.2
Increase (decrease) in cash and cash equivalents	**166.1**	14.4	N/M	**(21.8)**	(52.6)	58.6
Cash and cash equivalents, beginning of period	**880.2**	798.0	10.3	**1,068.1**	865.0	23.5
Cash and cash equivalents, end of period	**$ 1,046.3**	$ 812.4	28.8%	**$ 1,046.3**	$ 812.4	28.8%

- The purchase of common shares in the second quarter of 2006 under IGM Financial's normal course issuer bid which was nil in the second quarter of 2006 compared with the purchase of 210,000 common shares at a cost of $7.7 million in 2005.

Financing activities during the six months ended June 30, 2006 compared to the same period in 2005 related primarily to:

- A net decrease of $23.4 million in deposits and certificates in 2006 compared to $9.8 million in 2005.
- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $7.3 million in 2006 compared with $4.3 million in 2005.
- The payment of regular common share dividends which increased to $189.2 million in 2006 from $164.8 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 150,000 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $7.5 million. In 2005, 324,700 shares were purchased at a cost of $12.0 million.

Investing activities during the quarter ended June 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $39.8 million and securities sales with proceeds of $31.7 million in 2006 compared with $15.5 million and $26.8 million respectively in 2005.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $436.3 million compared to an increase of $110.0 million in 2005, offset by securitizations of $547.0 million in 2006 compared to $82.8 million in 2005.

Investing activities during the six months ended June 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $50.1 million and securities sales with proceeds of $84.6 million in 2006 compared with $15.8 million and $56.2 million respectively in 2005.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $690.4 million compared to an increase of $243.6 million in 2005, offset by securitizations of $632.7 million in 2006 compared to $131.5 million in 2005.

Contractual Obligations

Changes in the contractual obligations of the Company from those reported at December 31, 2005 relate to the repayment at maturity of a note payable of $25.0 million to Power Financial Corporation during the first quarter of 2006.

Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at June 30, 2006, liquidity for both companies was in compliance with these policies.

Off-Balance Sheet Arrangements

- *Securitizations* – There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended June 30, 2006. During the three months ended June 30, 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $547.0 million compared with $82.8 million in 2005 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at June 30, 2006 totalled $1,049.3 million compared with $583.2 million in 2005. The fair value of the Company's retained interest was $15.4 million at June 30, 2006 and $18.5 million in 2005.
- *Derivative Contracts* – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended June 30, 2006. During the second quarter of 2006, the Company increased the outstanding notional amount of interest rate swaps by $766.5 million to $1,368.9 million. However, the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, remained relatively unchanged. The Company utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations as outlined in Notes 1 and 15 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

CAPITAL RESOURCES

Shareholders' equity increased to $3.64 billion as at June 30, 2006 from $3.45 billion at December 31, 2005. Changes in common share capital are reflected in Note 3 to the interim Consolidated Financial Statements. Long-term debt declined by $25.0 million to $1.20 billion as a result of the repayment of the note payable to Power Financial Corporation. Preferred shares of $360 million remained at year end 2005 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2006, the Dominion Bond Rating Service (DBRS) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to A (high) with a stable outlook by DBRS, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The S&P rating is currently "A" with a stable outlook.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended June 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period.

TABLE 9: FINANCIAL INSTRUMENTS – CARRYING VALUE

($ millions)	JUNE 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,046.3**	$ 1,068.1
Securities	**178.0**	178.0
Loans	**573.5**	513.0
Account and other receivables	**162.1**	161.2
	$ 1,959.9	$ 1,920.3
Liabilities		
Deposits and certificates	**$ 669.3**	$ 692.8
Other financial liabilities	**470.5**	480.9
Long-term debt	**1,200.0**	1,225.0
Preferred shares	**360.0**	360.0
	$ 2,699.8	$ 2,758.7

Outlook

MUTUAL FUND INDUSTRY ASSETS

At June 30, 2006, mutual fund industry assets in Canada were $589.0 billion, a decrease of 3.2% relative to March 31, 2006 and an increase of 3.3% relative to December 31, 2005. The $19.7 billion decrease in industry assets since March 31, 2006 reflected net sales of $1.2 billion and an estimated $20.9 billion in market depreciation during the quarter. The $19.0 billion increase in industry assets since December 31, 2005 reflected net sales of $11.4 billion, an estimated $6.3 billion in investment returns and $1.3 billion in mutual fund assets not previously reported through IFIC.

OTHER RISK FACTORS

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at June 30	2006	2005
IGM Financial Inc.		
Investors Group	**8.4%**	9.1%
Mackenzie	**15.3%**	14.7%
Counsel Group of Funds	**9.7%**	9.9%
Mutual Fund Industry, excluding IGM Financial Inc.[1]	**16.1%**	16.7%

[1] Excludes Investors Group, Mackenzie and Counsel Group of Funds.

and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and complete in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Accounting Estimates and Policies

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies from those reported at December 31, 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2005.

Other Information

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2005. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

OUTSTANDING SHARE DATA

Outstanding shares of the Company as at June 30, 2006 of 264,719,141 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at August 1, 2006 totalled 264,736,422.

SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Interim Consolidated Financial Statements

Consolidated Statements of Income

(unaudited) *(in thousands of dollars, except shares and per share amounts)*	THREE MONTHS ENDED JUNE 30 2006	 2005	SIX MONTHS ENDED JUNE 30 2006	 2005
Fee and net investment income				
Management	**$ 455,907**	$ 406,462	**$ 908,214**	$ 797,112
Administration	**76,520**	75,396	**156,562**	154,881
Distribution	**54,841**	49,756	**111,608**	103,092
Net investment income and other	**49,345**	47,548	**106,550**	97,173
Total fee and net investment income	**636,613**	579,162	**1,282,934**	1,152,258
Operating expenses				
Commission expense	**206,204**	177,865	**408,613**	353,481
Non-commission expense	**141,504**	135,727	**290,935**	278,513
Interest expense	**22,036**	22,557	**43,977**	44,930
Total operating expenses	**369,744**	336,149	**743,525**	676,924
Income before income taxes and non-controlling interest	**266,869**	243,013	**539,409**	475,334
Income taxes	**65,709**	74,498	**152,598**	145,668
Income before non-controlling interest	**201,160**	168,515	**386,811**	329,666
Non-controlling interest	**748**	584	**1,146**	1,040
Net income	**$ 200,412**	$ 167,931	**$ 385,665**	$ 328,626
Average number of common shares *(in thousands) (Note 6)*				
– Basic	**264,673**	264,557	**264,660**	264,601
– Diluted	**267,529**	266,306	**267,454**	266,334
Earnings per share *(in dollars) (Note 6)*				
– Basic	**$ 0.76**	$ 0.63	**$ 1.46**	$ 1.24
– Diluted	**$ 0.75**	$ 0.63	**$ 1.44**	$ 1.23

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Retained Earnings

(unaudited) *(in thousands of dollars)*	SIX MONTHS ENDED JUNE 30 2006	 2005
Balance, beginning of period	**$ 1,954,391**	$ 1,668,006
Net income	**385,665**	328,626
Common dividends	**(195,910)**	(170,676)
Common share cancellation excess *(Note 3)*	**(6,611)**	(10,228)
Other	**722**	(5,654)
Balance, end of period	**$ 2,138,257**	$ 1,810,074

(See accompanying notes to interim consolidated financial statements.)

Consolidated Balance Sheets

(unaudited) *(in thousands of dollars)*	JUNE 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,046,310**	$ 1,068,061
Securities	**178,049**	178,011
Loans	**573,478**	512,989
Investment in affiliate	**533,430**	509,721
Deferred selling commissions	**985,214**	927,958
Other assets	**327,425**	336,473
Intangible assets	**900,294**	900,180
Goodwill	**2,373,579**	2,373,483
	$ 6,917,779	$ 6,806,876
Liabilities		
Deposits and certificates	**$ 669,346**	$ 692,770
Other liabilities	**597,954**	634,256
Future income taxes	**451,457**	449,717
Long-term debt	**1,200,000**	1,225,010
Preferred shares *(Note 3)*	**360,000**	360,000
	3,278,757	3,361,753
Shareholders' Equity		
Share capital *(Note 3)*	**1,488,549**	1,481,519
Contributed surplus	**12,216**	9,213
Retained earnings	**2,138,257**	1,954,391
	3,639,022	3,445,123
	$ 6,917,779	$ 6,806,876

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Cash Flows

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED JUNE 30 2006	2005	SIX MONTHS ENDED JUNE 30 2006	2005
Operating activities				
Net income	**$ 200,412**	$ 167,931	**$ 385,665**	$ 328,626
Adjustments to determine net cash from operating activities				
Future income taxes	**(23,893)**	4,675	**1,740**	35,284
Commission amortization	**74,562**	64,971	**146,692**	127,578
Amortization of capital and intangible assets	**5,361**	5,702	**10,730**	11,400
Changes in operating assets and liabilities and other	**29,077**	2,439	**(94,001)**	(100,254)
	285,519	245,718	**450,826**	402,634
Commissions paid	**(82,533)**	(80,672)	**(203,948)**	(193,596)
	202,986	165,046	**246,878**	209,038
Financing activities				
Net decrease in deposits and certificates	**(39,062)**	(39,801)	**(23,424)**	(9,765)
Repayment of long-term debt	**–**	–	**(25,010)**	(1,785)
Issue of common shares	**1,764**	1,678	**7,329**	4,299
Common dividends paid	**(97,964)**	(85,373)	**(189,230)**	(164,758)
Common shares purchased for cancellation	**–**	(7,742)	**(7,454)**	(12,041)
	(135,262)	(131,238)	**(237,789)**	(184,050)
Investing activities				
Acquisition of additional interest in Investment Planning Counsel	**(841)**	(344)	**(997)**	(641)
Purchase of securities	**(39,773)**	(15,523)	**(50,147)**	(15,833)
Proceeds from the sale of securities	**31,730**	26,798	**84,627**	56,208
Net increase in loans	**(436,331)**	(110,033)	**(690,418)**	(243,642)
Proceeds from securitizations *(Note 2)*	**547,047**	82,786	**632,690**	131,489
Additions to capital assets	**(3,436)**	(3,133)	**(6,595)**	(5,170)
	98,396	(19,449)	**(30,840)**	(77,589)
Increase (decrease) in cash and cash equivalents	**166,120**	14,359	**(21,751)**	(52,601)
Cash and cash equivalents, beginning of period	**880,190**	798,030	**1,068,061**	864,990
Cash and cash equivalents, end of period	**$ 1,046,310**	$ 812,389	**$ 1,046,310**	$ 812,389
Cash	**$ 123,137**	$ 67,726	**$ 123,137**	$ 67,726
Cash equivalents	**923,173**	744,663	**923,173**	744,663
	$ 1,046,310	$ 812,389	**$ 1,046,310**	$ 812,389
Supplemental disclosure of cash flow information				
Amount of interest paid during the period	**$ 42,258**	$ 40,773	**$ 63,580**	$ 63,597
Amount of income taxes paid during the period	**$ 73,332**	$ 79,408	**$ 171,462**	$ 147,208

(See accompanying notes to interim consolidated financial statements.)

Notes to the Interim Consolidated Financial Statements

JUNE 30, 2006 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2005.

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIZATIONS

During the second quarter, the Company securitized $549.8 million (2005 – $83.2 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $547.0 million (2005 – $82.8 million). The Company's retained interest in the securitized loans was valued at $6.0 million (2005 – $2.7 million). A pre-tax loss on sale of $2.7 million (2005 – gain of $1.5 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

During the six months ended June 30, 2006, the Company securitized $635.9 million (2005 – $132.1 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $632.7 million (2005 – $131.5 million). The Company's retained interest in the securitized loans was valued at $7.5 million (2005 – $4.1 million). A pre-tax loss on sale of $2.4 million (2005 – gain of $2.3 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

3. SHARE CAPITAL

Issued and outstanding

	JUNE 30, 2006		DECEMBER 31, 2005	
	SHARES	STATED VALUE	SHARES	STATED VALUE
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of period	**264,539,213**	**$ 1,481,519**	264,598,380	$ 1,475,405
Issued under Stock Option Plan	**329,928**	**7,873**	525,533	9,382
Purchased for cancellation	**(150,000)**	**(843)**	(584,700)	(3,268)
Balance, end of period	**264,719,141**	**$ 1,488,549**	264,539,213	$ 1,481,519

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. There were no shares purchased in the second quarter of 2006, and during the six months ended June 30, 2006, 150,000 shares were purchased at a cost of $7.5 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. In the second quarter of 2005, 210,000 shares were purchased at a cost of $7.7 million and, during the six months ended June 30, 2005, 324,700 shares were purchased at a cost of $12.0 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

4. STOCK-BASED COMPENSATION

	JUNE 30 2006	DECEMBER 31 2005
Common share options		
– Outstanding	**8,822,378**	8,451,760
– Exercisable	**4,624,063**	3,854,090

In the second quarter of 2006, the Company did not issue options to employees (2005 – nil). In the six months ended June 30, 2006, the Company issued 810,400 options to employees (2005 – 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the six months ended June 30, 2006 has been estimated at $8.68 per option (2005 – $7.76) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.11% (2005 – 4.04%), (ii) expected option life of six years (2005 – six years), (iii) expected volatility of 21.00% (2005 – 25.00%) and (iv) expected dividend yield of 3.17% (2005 – 3.42%).

The Company recorded compensation expense related to its stock option program of $1.6 million (2005 – $1.1 million) in the second quarter and $3.0 million (2005 – $2.0 million) for the six months ended June 30, 2006.

5. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Pension expense	**$ 769**	$ 220	**$ 1,537**	$ 408
Other post-retirement benefits expense	**725**	972	**1,450**	1,944
Total	**$ 1,494**	$ 1,192	**$ 2,987**	$ 2,352

6. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Earnings				
Net income	**$ 200,412**	$ 167,931	**$ 385,665**	$ 328,626
Number of common shares *(in thousands)*				
Average number of common shares outstanding	**264,673**	264,557	**264,660**	264,601
Add:				
– Potential exercise of outstanding stock options	**2,856**	1,749	**2,794**	1,733
Average number of common shares outstanding – Diluted basis	**267,529**	266,306	**267,454**	266,334
Earnings per common share *(in dollars)*				
Basic	**$ 0.76**	$ 0.63	**$ 1.46**	$ 1.24
Diluted	**$ 0.75**	$ 0.63	**$ 1.44**	$ 1.23

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

7. SEGMENTED INFORMATION

Three months ended June 30 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	**$ 257,001**	**$ 189,073**	**$ 9,833**	**$ 455,907**
Administration	**44,911**	**31,499**	**110**	**76,520**
Distribution	**29,004**	**8,388**	**17,449**	**54,841**
Net investment income and other	**31,167**	**8,283**	**9,895**	**49,345**
	362,083	**237,243**	**37,287**	**636,613**
Operating expenses				
Commissions	**96,121**	**93,311**	**16,772**	**206,204**
Non-commission	**69,579**	**63,684**	**8,241**	**141,504**
	165,700	**156,995**	**25,013**	**347,708**
Earnings before undernoted	**$ 196,383**	**$ 80,248**	**$ 12,274**	**288,905**
Interest expense				**22,036**
Income before income taxes and non-controlling interest				**266,869**
Income taxes				**65,709**
Income before non-controlling interest				**201,160**
Non-controlling interest				**748**
Net income				**$ 200,412**

Three months ended June 30 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 224,362	$ 174,230	$ 7,870	$ 406,462
Administration	41,301	33,304	791	75,396
Distribution	26,040	8,173	15,543	49,756
Net investment income and other	36,967	4,411	6,170	47,548
	328,670	220,118	30,374	579,162
Operating expenses				
Commissions	79,371	84,019	14,475	177,865
Non-commission	67,054	61,004	7,669	135,727
	146,425	145,023	22,144	313,592
Earnings before undernoted	$ 182,245	$ 75,095	$ 8,230	265,570
Interest expense				22,557
Income before income taxes and non-controlling interest				243,013
Income taxes				74,498
Income before non-controlling interest				168,515
Non-controlling interest				584
Net income				$ 167,931

7. SEGMENTED INFORMATION *(continued)*

Six months ended June 30 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	**$ 509,415**	**$ 379,471**	**$ 19,328**	**$ 908,214**
Administration	**90,122**	**66,222**	**218**	**156,562**
Distribution	**57,725**	**17,794**	**36,089**	**111,608**
Net investment income and other	**74,880**	**13,860**	**17,810**	**106,550**
	732,142	**477,347**	**73,445**	**1,282,934**
Operating expenses				
Commissions	**189,680**	**184,771**	**34,162**	**408,613**
Non-commission	**140,717**	**134,335**	**15,883**	**290,935**
	330,397	**319,106**	**50,045**	**699,548**
Earnings before undernoted	**$ 401,745**	**$ 158,241**	**$ 23,400**	**583,386**
Interest expense				**43,977**
Income before income taxes and non-controlling interest				**539,409**
Income taxes				**152,598**
Income before non-controlling interest				**386,811**
Non-controlling interest				**1,146**
Net income				**$ 385,665**
Identifiable assets	**$1,486,197**	**$2,182,612**	**$ 875,391**	**$4,544,200**
Goodwill	**1,347,781**	**943,550**	**82,248**	**2,373,579**
Total assets	**$2,833,978**	**$3,126,162**	**$ 957,639**	**$6,917,779**

Six months ended June 30 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 441,696	$ 340,163	$ 15,253	$ 797,112
Administration	84,140	68,932	1,809	154,881
Distribution	50,400	17,953	34,739	103,092
Net investment income and other	73,379	8,624	15,170	97,173
	649,615	435,672	66,971	1,152,258
Operating expenses				
Commissions	155,108	166,721	31,652	353,481
Non-commission	134,112	128,898	15,503	278,513
	289,220	295,619	47,155	631,994
Earnings before undernoted	$ 360,395	$ 140,053	$ 19,816	520,264
Interest expense				44,930
Income before income taxes and non-controlling interest				475,334
Income taxes				145,668
Income before non-controlling interest				329,666
Non-controlling interest				1,040
Net income				$ 328,626
Identifiable assets	$ 1,454,251	$ 2,198,644	$ 565,033	$ 4,217,928
Goodwill	1,347,781	943,550	81,451	2,372,782
Total assets	$ 2,802,032	$ 3,142,194	$ 646,484	$ 6,590,710

8. SUBSEQUENT EVENT

On August 2, 2006, Mackenzie Financial Corporation ("Mackenzie"), a subsidiary of IGM Financial Inc., entered into an agreement to acquire all of the assets of Cundill Investment Research Ltd. and related entities (the "Cundill Group"). Under its long standing strategic alliance with Mackenzie, the firm is currently sub-advisor to over $12.5 billion in assets of the Mackenzie Cundill mutual funds and other Mackenzie mandates. The Cundill Group also manages over $3 billion of institutional and high net worth mandates to a global client base. The transaction is expected to close by the end of the third quarter of 2006.

Page intentionally left blank.

POWER CORPORATION OF CANADA



STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW
Participating Preferred Shares: POW.PR.E
First Preferred Shares 1986 Series: POW.PR.F
First Preferred Shares, Series A: POW.PR.A
First Preferred Shares, Series B: POW.PR.B
First Preferred Shares, Series C: POW.PR.C
First Preferred Shares, Series D: POW.PR.D

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8
100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1
830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9


Imagine
Caring Company
Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.



POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE 514-286-7400 FAX 514-286-7424
WWW.POWERCORPORATION.COM

PRINTED IN CANADA



POWER CORPORATION OF CANADA

Third Quarter Report

3

FOR THE PERIOD ENDED SEPTEMBER 30, 2006

This document is also available on www.sedar.com or the Corporation's Web site, www.powercorporation.com

Additional printed copies of this document are available from the Secretary, Power Corporation of Canada

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Power Corporation du Canada

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

TO THE SHAREHOLDERS

Power Corporation of Canada's operating earnings for the nine-month period ended September 30, 2006 were $866 million or $1.85 per share, compared with $781 million or $1.70 per share in the corresponding period of 2005. This represents an increase of 9.2% on a per share basis.

Growth in the Corporation's operating earnings reflects primarily an increase in the contribution from Power Financial Corporation, as well as an increase in results from corporate activities due to higher income from investments.

Other items not included in operating earnings were $238 million or $0.53 per share in 2006. This figure includes the Corporation's share, in the amount of $236 million, of the gain resulting from the sale by Groupe Bruxelles Lambert of its 25.1% interest in Bertelsmann. For the nine-month period in 2005, items not included in operating earnings were a charge of $13 million or $0.03 per share in the aggregate, including a charge of $14 million or $0.03 per share representing Power Corporation's share of a specific charge recorded by Lifeco.

As a result, net earnings for the nine-month period ended September 30, 2006 were $1,104 million or $2.38 per share, compared with $768 million or $1.67 per share for the same period in 2005.

THIRD QUARTER RESULTS

For the quarter ended September 30, 2006, operating earnings of the Corporation were $273 million or $0.58 per share, compared with $258 million or $0.56 per share in the third quarter of 2005. This represents an increase of 4.3% on a per share basis.

Other items for the quarter in 2006 were $236 million or $0.52 per share, composed primarily of the Corporation's share of the gain related to the sale by GBL of its interest in Bertelsmann. In the corresponding period in 2005, items not included in operating earnings were a charge of $16 million or $0.04 per share in the aggregate, and were primarily composed of the Corporation's share, in the amount of $14 million or $0.03 per share, of a specific charge recorded by Lifeco.

Therefore, net earnings for the three-month period ended September 30, 2006 were $509 million or $1.10 per share, compared with $242 million or $0.52 per share in the third quarter of 2005.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2006 were $1,330 million or $1.81 per share, compared with $1,244 million or $1.71 per share in the corresponding period in 2005. This represents a 6.1% increase on a per share basis.

The increase in operating earnings for the nine-month period in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate and also reflects the negative impact of the rise of the Canadian dollar on the growth of Lifeco's net income for the period. Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the nine-month period would have increased by 12.4%.

Other items not included in operating earnings in 2006 were $351 million or $0.50 per share, reflecting primarily Power Financial's share, in the amount of $356 million, of the gain recorded by GBL from the sale of its 25.1% interest in Bertelsmann. For the nine-month period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of a charge of $22 million or $0.03 per share representing Power Financial's share of a specific charge of $30 million recorded by Lifeco.

As a result, net earnings for the nine-month period ended September 30, 2006 were $1,681 million or $2.31 per share, compared with $1,220 million or $1.68 per share for the same period in 2005.

For the quarter ended September 30, 2006, operating earnings of Power Financial were $439 million or $0.60 per share, compared with $414 million or $0.57 per share in the third quarter of 2005. This represents an increase of 4.8% on a per share basis. Operating earnings on a per share basis would have increased by 12.7% based upon Lifeco's growth in net income on a constant currency basis.

Other items for the quarter in 2006 were $356 million or $0.50 per share, representing Power Financial's share of the gain recorded by GBL from the sale of its interest in Bertelsmann. In the corresponding period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of Power Financial's share, in the amount of $22 million or $0.03 per share, of a specific charge of $30 million recorded by Lifeco.

Therefore, net earnings were $795 million or $1.10 per share for the quarter ended September 30, 2006, compared with $390 million or $0.54 per share in 2005.

On behalf of the Board of Directors,





Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer
November 10, 2006

André Desmarais, O.C.
President and Co-Chief Executive Officer

POWER CORPORATION OF CANADA

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Corporation of Canada for the three months and nine months ended September 30, 2006 and the consolidated financial statements of the Corporation as at and for the three months and nine months ended September 30, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

The trademarks contained in this report are owned by Power Corporation of Canada, or a member of the Power Corporation group of companies. Trademarks that are not owned by Power Corporation are used with permission.

POWER CORPORATION OF CANADA

PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FINANCIAL STATEMENTS AND NOTES

SEPTEMBER 30, 2006

POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the nine-month and three-month periods ended September 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the nine-month and three-month periods ended September 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of September 30, 2006, Power Corporation held a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2005 and 2004.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts B, C and D of this interim MD&A concerning Power Financial, Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR (www.sedar.com) or from the Web sites of Power Financial (www.powerfinancial.com), Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

The information contained in Part E, which relates to Pargesa, is based on information provided in Pargesa's public disclosure through the press release issued by Pargesa on November 8, 2006 including unaudited results for the nine-month period ended September 30, 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

As in previous years, Pargesa released its six-month results during the month of September. Parjointco N.V. (Parjointco) holds Power Financial's interest in Pargesa. The contribution from Parjointco reflected in the interim unaudited consolidated financial statements for the periods ended June 30, 2006 was therefore established on the basis of estimated figures. In accordance with the practice in prior years, the impact of the difference between these estimated figures and the six-month results has been recorded by Power Financial in the third quarter. The impact on Power Financial's third quarter operating earnings is a negative $2 million or $0.00 per share, while there was no impact on Power Financial's non-operating earnings in 2006. In 2005, the impact on Power Financial's operating earnings was a positive $3 million or $0.00 per share, while the impact on non-operating earnings was a negative $1 million, or $0.00 per share.

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of September 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,800 consultants nationwide (at September 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of September 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of September 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of September 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge. As previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company, for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million, and Power Corporation's share of this gain was $236 million.

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming.

Gesca also owns and operates several Web sites, including cyberpresse.ca and lapresseaffaires.com. Mediametrix, which measures traffic on Web sites in Canada, estimates that these Web sites rank among the top French-language news Web sites in terms of number of unique visitors and page views. Gesca acquired in 2002 a 20% interest in Workopolis, a Canadian employment Web site. On October 26, 2006, Gesca and Torstar Corporation announced that they had acquired the 40% interest previously held by Bell Globemedia in Workopolis, and as a result of this transaction, Gesca and Torstar Corporation now each own a 50% interest in Workopolis.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100% of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies. Further information concerning Neurochem Inc. and Adaltis Inc. is contained in their disclosure documents at www.sedar.com.

ASIA

In Asia, the most significant investment of the Corporation is its interest in CITIC Pacific Limited (CITIC Pacific), held through wholly owned subsidiaries. CITIC Pacific invests in power generation, civil infrastructure, special steel manufacturing, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. At November 10, 2006, the Corporation held a 5.1% interest in CITIC Pacific, compared with 4.6% at the end of September 2006. In addition, Power Corporation is involved in selected projects in China, and operates as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, with an initial investment of US$50 million.

INVESTMENTS IN FUNDS AND SECURITIES

Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

As previously disclosed, Power Corporation made a commitment of €100 million in 2002 to Sagard Private Equity Partners (Sagard 1), a €535 million fund based in Paris, France. Power Corporation currently owns 100% of the French management company, Sagard S.A.S. Since it started its operations, Sagard 1 has completed 12 investments. Two of these investments were sold during the second quarter of 2006. The management company has decided to launch Sagard 2, with the objective of raising €800 million. Sagard 2 will have the same investment strategy as Sagard 1. Power Corporation is making a €200 million commitment to this new fund, while Pargesa and GBL are committing €50 million and €150 million, respectively, to Sagard 2.

As previously disclosed, the Corporation is also reviewing potential investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of the date of this report, there were 48,854,772 Participating Preferred Shares, unchanged from December 31, 2005, and 402,606,144 Subordinate Voting Shares of the Corporation outstanding, compared with 402,601,144 as of September 30, 2006 and 400,264,694 as of December 31, 2005. The increase in the number of outstanding Subordinate Voting Shares reflects the exercise of options under the Corporation's Executive Stock Option Plan.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann early in July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, the contributions from Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

› operating earnings; and

› other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by its subsidiaries. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

NINE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	2,752		2,752	2,468	(33)	2,435
Share of earnings of affiliates	84		84	73		73
Earnings before other income, income taxes and non-controlling interests	2,836		2,836	2,541	(33)	2,508
Other income [charges]		348	348		(9)	(9)
Earnings before income taxes and non-controlling interests	2,836	348	3,184	2,541	(42)	2,499
Income taxes	742	(14)	728	666	(8)	658
Non-controlling interests	1,228	124	1,352	1,094	(21)	1,073
Net earnings	866	238	1,104	781	(13)	768
Per share	1.85	0.53	2.38	1.70	(0.03)	1.67

THREE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	946		946	820	(33)	787
Share of earnings of affiliates	9		9	15		15
Earnings before other income, income taxes and non-controlling interests	955		955	835	(33)	802
Other income [charges]		356	356		(3)	(3)
Earnings before income taxes and non-controlling interests	955	356	1,311	835	(36)	799
Income taxes	274		274	211	(3)	208
Non-controlling interests	408	120	528	366	(17)	349
Net earnings	273	236	509	258	(16)	242
Per share	0.58	0.52	1.10	0.56	(0.04)	0.52

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	NINE MONTHS ENDED SEPTEMBER 30				THREE MONTHS ENDED SEPTEMBER 30			
		2006		2005		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries	846		796		276		262	
Results from corporate activities	20		(15)		(3)		(4)	
Operating earnings[2]	866	1.85	781	1.70	273	0.58	258	0.56
Other items	238	0.53	1	–	236	0.52	(2)	(0.01)
Share of specific charge recorded by Lifeco	–	–	(14)	(0.03)	–	–	(14)	(0.03)
Net earnings	1,104	2.38	768	1.67	509	1.10	242	0.52

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $11 million and $7 million in the third quarters of 2006 and 2005, respectively, and to $32 million and $22 million in the nine-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares (see above) from operating earnings.

OPERATING EARNINGS

Operating earnings for the nine-month period ended September 30, 2006 were $866 million or $1.85 per share compared with $781 million or $1.70 per share in the corresponding period of 2005. This represents a 9.2% increase on a per share basis.

For the three-month period ended September 30, 2006, operating earnings were $273 million or $0.58 per share compared with $258 million or $0.56 per share in the third quarter of 2005, for an increase of 4.3% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $846 million in the nine-month period ended September 30, 2006, compared with $796 million in the corresponding period in 2005, which represents an increase of $50 million or 6.3%. For the third quarter in 2006, compared with the corresponding period in 2005, the increase was 5.3%, from $262 million in 2005 to $276 million in 2006.

Power Financial, which makes the most significant contribution to the Corporation's earnings, reported operating earnings of $1,330 million or $1.81 per share in the nine-month period ended September 30, 2006, compared with $1,244 million or $1.71 per share for the same period in 2005. On a per share basis, this represents an increase of 6.1%. For the three-month period ended September 30, 2006, Power Financial reported operating earnings of $439 million or $0.60 per share compared with $414 million or $0.57 per share in the same period in 2005, which represents an increase of 4.8% on a per share basis.

For more discussion as to the results of Power Financial, Lifeco, IGM, and Pargesa, readers are referred to Parts B, C, D, and E, respectively, of this interim MD&A.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities contributed a net profit of $20 million to operating earnings in the nine-month period ended September 30, 2006, compared with a net charge of $15 million in the corresponding period last year. The improvement in corporate results compared to last year results primarily from higher income from investments, reflecting a net combination of various elements. Among others, income from investments includes in 2006 an aggregate amount of $37 million (of which $32 million was recorded in the second quarter and the balance in the third quarter) representing the Corporation's share of pre-tax profits resulting from the sale by Sagard 1 of two of its investments. Income from investments in the nine-month period of 2006 also reflects improved returns from cash management as well as an increase in the contribution from investments in Asia compared with last year, while the contribution from investment funds was lower than in 2005.

For the three-month period ended September 30, 2006, results from corporate activities were a charge of $3 million, compared with a charge of $4 million in the corresponding period in 2005.

OTHER ITEMS

Other items amounted to $238 million in the nine-month period ended September 30, 2006, and consisted of the Corporation's share of other items recorded by Power Financial, as well as the reversal, in the second quarter, of $5 million of specific provisions which management no longer considers appropriate. Included in particular in Other Items is an amount of $236 million, or $0.52 per share, recorded in the third quarter and representing the impact of the gain resulting from the sale by GBL of its interest in Bertelsmann.

Other items for the three-month period ended September 30, 2006 were $236 million or $0.52 per share reflecting primarily the impact of the gain related to the sale of Bertelsmann.

In 2005, Other items amounted to $1 million and were a charge of $2 million for the nine-month and three-month periods ended September 30, respectively, and included Power Corporation's share of other items recorded by Power Financial, as well as, in the first quarter of 2005, its share of non-recurring items recorded by PTIC.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, the specific charge of $14 million or $0.03 per share represented the Corporation's share of a $30 million after-tax charge recorded by Lifeco in the third quarter of 2005, related to provisions for expected losses arising from hurricane damage.

NET EARNINGS

Net earnings for the nine-month period ended September 30, 2006 were $1,104 million or $2.38 per share, compared with $768 million or $1.67 per share in the corresponding period in 2005. For the quarter ended September 30, net earnings were $509 million or $1.10 per share in 2006, compared with $242 million or $0.52 per share in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	SEPTEMBER 30, 2006	DECEMBER 31, 2005	SEPTEMBER 30, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	5,817	5,332	756	671
Investments at equity	1,986	1,554	6,332	5,609
Other investments	92,090	87,773	870	864
Other assets	27,821	18,340	309	306
Total	127,714	112,999	8,267	7,450
Liabilities				
Policy liabilities				
Actuarial liabilities	82,556	71,263		
Other	4,209	3,787		
Other liabilities	15,749	14,719	179	191
Preferred shares of subsidiaries	1,629	1,656		
Capital trust securities and debentures	647	648		
Debentures and other borrowings	3,345	3,427		
	108,135	95,500	179	191
Non-controlling interests	11,491	10,240		
Shareholders' equity				
Non-participating shares	795	795	795	795
Participating shares[2]	7,293	6,464	7,293	6,464
Total	127,714	112,999	8,267	7,450
Consolidated assets and assets under administration	308,679	282,273		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities. Please refer to Parts B, C and D of this interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $127,714 million at the end of September 2006, compared with $112,999 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom.

Preferred shares of subsidiaries represent soft-retractable preferred shares issued by Power Financial, Lifeco and IGM, while perpetual preferred shares issued by subsidiaries, for a total of $2,654 million at September 30, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $81 billion at the end of September 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $99 billion at September 30, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $756 million at the end of September 2006, compared with $671 million at the end of December 2005.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At September 30, 2006, 88% of the $756 million of cash and cash equivalents were denominated in Canadian dollars.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $6,332 million at September 30, 2006, compared with $5,609 million at December 31, 2005. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries, net of dividends received, for a net amount of $736 million; and
- a net $18 million negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and in Pargesa.

Other investments (excluding investments held by PTIC) amounted to $870 million at the end of September 2006, compared with $864 million at the end of 2005. The carrying value of the portfolio of marketable securities was $500 million ($496 million at the end of 2005) and consisted primarily of the carrying value of the investment in CITIC Pacific for $434 million, $62 million representing the carrying value of the portfolio of securities and mutual funds held as part of the QFII operations in China which began in 2005, as well as other marketable securities. The carrying value of the portfolio of investment funds held by the Corporation (excluding funds held by PTIC) was $337 million at the end of September 2006, compared with $330 million at December 31, 2005. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $341 million, including remaining commitments of $19 million for Sagard 1 and $282 million for Sagard 2 in Europe ($101 million for investment funds and $34 million for Sagard 1, respectively, at the end of 2005). In addition, the Corporation is reviewing investment opportunities in the United States, as described above.

CASH FLOWS

CONSOLIDATED CASH FLOWS

	NINE MONTHS ENDED SEPTEMBER 30		THREE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Cash flow from operating activities	3,568	3,877	1,544	1,063
Cash flow from financing activities	(400)	(612)	(301)	(97)
Cash flow from investing activities	(2,754)	(2,115)	(946)	(167)
Effect of changes in exchange rates on cash and cash equivalents	71	(266)	31	(168)
Increase in cash and cash equivalents	485	884	328	631
Cash and cash equivalents, beginning of year	5,332	4,142	5,489	4,395
Cash and cash equivalents, end of year	5,817	5,026	5,817	5,026

On a consolidated basis, cash and cash equivalents increased by $485 million in the nine-month period ended September 30, 2006, compared with an increase of $884 million in the corresponding period in 2005.

Operating activities produced a net inflow of $3,568 million in the nine-month period in 2006, compared with a net inflow of $3,877 million in the corresponding period in 2005.

- For the nine-month period in 2006, Lifeco's cash flow from operations was $3,095 million, compared with $3,440 million in 2005. The decrease in cash flow from operations is mainly due to changes in Funds Held Under Reinsurance Contracts and the reduction and payment of other liabilities. For the three-month period ended September 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the nine-month period in 2006, cash was used to acquire additional invested assets of $2,515 million supporting policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $728 million in the nine-month period ended September 30, 2006, as compared to $722 million in the same period in 2005. Cash commissions paid were $270 million in the nine-month period in 2006, compared with $268 million in the same period in 2005.

Cash flows from financing activities, which include dividends paid on participating and non-participating shares of the Corporation as well as dividends paid by subsidiaries to non-controlling interests, resulted in net outflows of $400 million in the nine-month period ended September 30, 2006, compared with net outflows of $612 million in the corresponding period in 2005.

Financing activities during the nine-month period ended September 30, 2006 compared to the same period in 2005 include, in particular:

- Dividends paid on a consolidated basis in 2006 of $812 million, compared with $682 million in 2005.
- Repayment of debentures and other borrowings of $400 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of the $250 million of subordinated debentures by a subsidiary of Lifeco.
- Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $56 million in 2006, compared with $65 million in the nine-month period in 2005.
- Issue of preferred shares by Power Financial in the amount of $200 million and by Lifeco in the amount of $300 million.
- Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $2,754 million in the nine-month period in 2006, compared with net outflows of $2,115 million in the same period in 2005.

- Investing activities at Lifeco in 2006 resulted in a net outflow of $2,515 million, compared with $1,952 million in the period in 2005.
- Investing activities at IGM were a net outflow of $175 million in the nine-month period ended September 30, 2006, compared with a net outflow of $60 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts C and D of this interim MD&A related to these subsidiaries, respectively.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the first preferred shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. During the first nine months of 2006, Power Financial declared dividends of $0.7325 per share on its common shares, compared with $0.6375 in the corresponding period of 2005.

The quarterly dividends paid by Power Corporation on its participating shares in 2006 were $0.16875 in the first quarter and $0.1975 in the second and third quarters, compared with $0.14375 in the first quarter of 2005 and $0.16875 in the second and third quarters of 2005. This represents a 17% increase on a year-to-date basis.

At its meeting held on November 10, 2006, the Board of Directors of Power Corporation declared a quarterly dividend of $0.1975 per participating share, payable December 29, 2006 to shareholders of record on December 8, 2006.

SHAREHOLDERS' EQUITY

Shareholders' equity, including non-participating shares issued by the Corporation, was $8,088 million at the end of September 2006, compared with $7,259 million at the end of 2005.

Non-participating shares of the Corporation consist of five series of First Preferred shares with an aggregate stated amount of $795 million as of September 30, 2006 (unchanged from December 31, 2005), of which $750 million are non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at September 30, 2006 (unchanged from the end of 2005), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in the nine-month period in 2006.

Excluding preferred shares, participating shareholders' equity was $7,293 million at September 30, 2006, compared with $6,464 million at December 31, 2005. The increase of $829 million was primarily due to:

- an $813 million increase in retained earnings; and
- a $25 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 2,336,450 Subordinate Voting Shares in the nine-month period ended September 30, 2006 (4,173,125 in the corresponding period in 2005) under the Executive Stock Option Plan, resulting in an increase in stated capital of $25 million (corresponding period in 2005 — $28 million). Book value per participating share of the Corporation was $16.16 at the end of September 2006, compared with $14.39 at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Corporate rating/counterparty credit rating	A [high]	A
Preferred		
Cumulative shares	Pfd 2 [high]	Canadian scale P2 [high] Global scale BBB+
Non-cumulative	Pfd 2 [high]	Canadian scale P2 [high] Global scale BBB+

[1] The ratings on the Corporation's securities were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirement:

› new standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part C of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the nine-month period ended September 30, 2006. During the three-month period ended September 30, 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $387 million, compared with $57 million in the corresponding period in 2005. Securitized loans serviced at September 30, 2006, totalled $1,357 million and the fair value of IGM's retained interest was $37 million. This compares with $562 million and $18 million, respectively, at September 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the nine-month period ended September 30, 2006. During the third quarter of 2006, IGM increased the outstanding notional amount of interest rate swaps by $478 million to $1,845 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at September 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A, as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the nine-month period ended September 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

			2006				2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,292**	7,381	6,404	7,239	5,843	6,408	7,087	6,387	5,549	6,513	5,894
Operating earnings[1][2][3]	**273**	339	254	290	258	292	231	242	233	271	209
per share — basic	**0.58**	0.73	0.54	0.62	0.56	0.64	0.50	0.53	0.51	0.59	0.45
Other items[2]	**236**	2	-	(5)	(16)	2	1	(10)	(5)	11	(2)
per share — basic	**0.52**	-	-	(0.01)	(0.04)	0.00	0.00	(0.02)	(0.01)	0.03	(0.00)
Net earnings	**509**	341	254	285	242	294	232	232	228	282	207
per share — basic	**1.10**	0.73	0.54	0.61	0.52	0.64	0.50	0.51	0.50	0.62	0.45
per share — diluted	**1.09**	0.73	0.54	0.60	0.51	0.63	0.50	0.50	0.49	0.61	0.44

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF37 million in 2006, SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the full annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Corporation's share of this specific charge was $14 million or $0.03 per share in the third quarter, and $7 million or $0.02 per share in the fourth quarter of 2005. In addition, Other items also included in 2004 and in the first three quarters of 2005 the impact of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part D of this report related to IGM).

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Corporation of Canada—Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	SEPTEMBER 30, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	**5,817**	5,332
Investments		
Shares	**5,066**	4,867
Bonds	**62,558**	59,298
Mortgages and other loans	**15,722**	15,118
Loans to policyholders	**6,692**	6,646
Real estate	**2,052**	1,844
	92,090	87,773
Funds held by ceding insurers [Note 11]	**11,596**	2,556
Investment in affiliates, at equity	**1,986**	1,554
Intangible assets	**2,557**	2,419
Goodwill	**8,286**	8,264
Future income taxes	**404**	476
Other assets	**4,978**	4,625
	127,714	112,999
Liabilities		
Policy liabilities		
Actuarial liabilities [Note 11]	**82,556**	71,263
Other	**4,209**	4,023
Deposits and certificates	**720**	693
Funds held under reinsurance contracts	**3,433**	4,089
Debentures and other borrowings [Note 2]	**3,345**	3,427
Preferred shares of subsidiaries	**1,629**	1,656
Capital trust securities and debentures [Note 3]	**647**	648
Future income taxes	**838**	865
Other liabilities	**10,758**	8,836
	108,135	95,500
Non-controlling interests	**11,491**	10,240
Shareholders' Equity		
Stated capital [Note 4]		
Non-participating shares	**795**	795
Participating shares	**442**	417
Contributed surplus	**53**	37
Retained earnings	**7,291**	6,478
Foreign currency translation adjustments	**(493)**	(468)
	8,088	7,259
	127,714	112,999

CONSOLIDATED STATEMENTS OF EARNINGS

[unaudited] [in millions of dollars, except per share amounts]	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Revenues				
Premium income	4,332	3,186	12,471	11,530
Net investment income	1,632	1,427	4,596	4,137
Fees and media income	1,328	1,230	4,010	3,671
	7,292	5,843	21,077	19,338
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,871	3,650	13,831	12,547
Commissions	523	465	1,592	1,467
Operating expenses	862	855	2,644	2,631
Financing charges [Note 5]	90	86	258	258
	6,346	5,056	18,325	16,903
	946	787	2,752	2,435
Share of earnings of affiliates	9	15	84	73
Other income [charges], net [Note 6]	356	(3)	348	(9)
Earnings before income taxes and non-controlling interests	1,311	799	3,184	2,499
Income taxes	274	208	728	658
Non-controlling interests	528	349	1,352	1,073
Net earnings	509	242	1,104	768
Earnings per participating share [Note 7]				
Basic	1.10	0.52	2.38	1.67
Diluted	1.09	0.52	2.36	1.64

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

NINE MONTHS ENDED SEPTEMBER 30 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	6,478	5,761
Add		
Net earnings	1,104	768
	7,582	6,529
Deduct		
Dividends		
Non-participating shares	32	22
Participating shares	254	216
Other	5	2
	291	240
Retained earnings, end of period	7,291	6,289

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
[unaudited] [in millions of dollars]	2006	2005	2006	2005
Operating activities				
Net earnings	509	242	1,104	768
Non-cash charges [credits]				
Increase [decrease] in policy liabilities	1,172	107	1,575	1,565
Decrease [increase] in funds held by ceding insurers	40	127	471	357
Increase [decrease] in funds held under reinsurance contracts	(524)	79	(621)	11
Amortization and depreciation	28	28	83	85
Future income taxes	(15)	(75)	57	59
Non-controlling interests	528	349	1,352	1,073
Other	(379)	16	(266)	427
Change in non-cash working capital	196	190	(176)	(468)
	1,555	1,063	3,579	3,877
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(183)	(153)	(527)	(444)
Non-participating shares	(11)	(7)	(31)	(22)
Participating shares	(89)	(76)	(254)	(216)
	(283)	(236)	(812)	(682)
Issue of subordinate voting shares [Note 4]	10	9	25	28
Issue of common shares by subsidiaries	7	8	31	24
Repurchase of common shares by subsidiaries	(19)	(26)	(56)	(65)
Issue of preferred shares by subsidiaries	200	300	500	300
Repurchase of preferred shares by a subsidiary	(18)	-	(30)	-
Issue of subordinated debentures [Note 2]	-	-	336	-
Repayment of debentures and other borrowings	(250)	(150)	(400)	(186)
Other	41	(2)	(5)	(31)
	(312)	(97)	(411)	(612)
Investment activities				
Bond sales and maturities	7,351	5,110	20,683	18,666
Mortgage loan repayments	523	611	1,434	2,178
Sales of shares	492	424	1,165	1,130
Real estate sales	129	6	174	74
Proceeds from securitizations [Note 9]	386	57	1,019	188
Change in loans to policyholders	(19)	(12)	(239)	(184)
Change in repurchase agreements	14	(163)	132	227
Acquisition of intangible assets [Note 11]	(141)	-	(141)	-
Investment in bonds	(7,586)	(4,904)	(22,091)	(19,974)
Investment in mortgage loans	(1,268)	(659)	(3,163)	(2,644)
Investment in shares	(417)	(463)	(1,192)	(1,335)
Investment in real estate	(399)	(186)	(515)	(411)
Other	(11)	12	(20)	(30)
	(946)	(167)	(2,754)	(2,115)
Effect of changes in exchange rates on cash and cash equivalents	31	(168)	71	(266)
Increase in cash and cash equivalents	328	631	485	884
Cash and cash equivalents, beginning of period	5,489	4,395	5,332	4,142
Cash and cash equivalents, end of period	5,817	5,026	5,817	5,026

POWER CORPORATION OF CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] SEPTEMBER 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	196	205
7.153% subordinated debentures due May 16, 2046 unsecured [US$300 million]	336	–
Other notes payable with interest rate of 8.0%	8	9
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Bankers' Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013	50	50
	3,345	3,427

During the second quarter of 2006, Great-West Lifeco Inc. (Lifeco) issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition related fair market value adjustment	32	34
Capital trust securities held by consolidated group as temporary investments	(185)	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized — Unlimited number of shares		
Issued - 899,878 shares	45	45
Series A First Preferred Shares		
Authorized and issued — 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued — 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued — 6,000,000 shares	150	150
Series D First Preferred Shares		
Authorized and issued — 10,000,000 shares	250	250
	795	795
Participating shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued — 48,854,772 shares	27	27
Subordinate Voting Shares		
Authorized — Unlimited number of shares		
Issued — 402,601,144 [2005 — 400,264,694] shares	415	390
	442	417

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

STOCK-BASED COMPENSATION

During the second quarter of 2006, 1,342,075 options were granted under the Corporation's stock option plan (no options were granted in the first and third quarters of 2006).

During the first quarter of 2005, 1,192,500 options were granted under the Corporation's stock option plan (no options were granted in the second and third quarters of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	2.3%	1.9%
Expected volatility	19.0%	24.0%
Risk-free interest rate	4.3%	4.1%
Expected life [years]	7	7
Fair value per option granted [$/option]	$7.29	$8.64

Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $9 million in the third quarter of 2006 ($9 million in 2005) and $25 million for the nine months ended September 30, 2006 ($21 million in 2005).

Options were outstanding at September 30, 2006 to purchase, until May 16, 2016, up to an aggregate of 12,199,835 subordinate voting shares at various prices from $11.3625 to $33.285 per share. During the three months ended September 30, 2006, 851,435 subordinate voting shares (808,050 in 2005) were issued under the Corporation's plan for an aggregate consideration of $10 million ($9 million in 2005). During the nine months ended September 30, 2006, 2,336,450 subordinate voting shares (4,173,125 in 2005) were issued for an aggregate consideration of $25 million ($28 million in 2005).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Interest on debentures and other borrowings	63	57	175	174
Preferred share dividends	18	20	55	56
Interest on capital trust debentures	13	13	37	37
Distributions on capital trust securities held by consolidated group as temporary investments	(4)	(4)	(9)	(9)
	90	86	258	258

NOTE 6 OTHER INCOME [CHARGES], NET

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Share of Pargesa's non-operating earnings	356	1	343	11
Restructuring costs — Lifeco	-	(4)	-	(22)
Other	-	-	5	2
	356	(3)	348	(9)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents Power Financial Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Net earnings	**509**	242	**1,104**	768
Dividends on non-participating shares	**(11)**	(7)	**(32)**	(22)
Net earnings available to participating shareholders	**498**	235	**1,072**	746
Weighted number of participating shares outstanding [millions] — Basic	**450.9**	448.6	**450.3**	447.6
Exercise of stock options	**9.7**	11.9	**9.7**	11.9
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.2)**	(5.7)	**(5.2)**	(5.8)
Weighted number of participating shares outstanding [millions] — Diluted	**455.4**	454.8	**454.8**	453.7

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Pension plans	**21**	23	**68**	63
Other post-retirement benefits	**6**	13	**22**	39
	27	36	**90**	102

NOTE 9 SECURITIZATIONS

During the third quarter of 2006, IGM Financial Inc. (IGM) securitized $390 million (2005—$57 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386 million (2005—$57 million). IGM's retained interest in the securitized loans was valued at $10 million (2005—$2 million). A pre-tax gain on sale of $4 million (2005—gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2006, IGM securitized $1,026 million (2005—$189 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019 million (2005—$188 million). IGM's retained interest in the securitized loans was valued at $17 million (2005—$6 million). A pre-tax gain on sale of $1 million (2005—gain of $4 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,332	–	–	–	4,332
Net investment income	1,577	55	–	–	1,632
Fees and media income	658	588	–	82	1,328
	6,567	643	–	82	7,292
Expenses					
Insurance claims	4,871	–	–	–	4,871
Commissions	325	206	–	(8)	523
Operating expenses	604	134	–	124	862
Financing charges	54	22	–	14	90
	5,854	362	–	130	6,346
	713	281	–	(48)	946
Share of earnings of affiliates	–	–	12	(3)	9
Other income [charges], net	–	–	356	–	356
Earnings before the following:	713	281	368	(51)	1,311
Income taxes	186	89	–	(1)	274
Non-controlling interests	303	121	124	(20)	528
Contribution to consolidated net earnings	224	71	244	(30)	509

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,186	–	–	–	3,186
Net investment income	1,396	39	–	(8)	1,427
Fees and media income	606	548	–	76	1,230
	5,188	587	–	68	5,843
Expenses					
Insurance claims	3,650	–	–	–	3,650
Commissions	294	184	–	(13)	465
Operating expenses	598	135	–	122	855
Financing charges	49	23	–	14	86
	4,591	342	–	123	5,056
	597	245	–	(55)	787
Share of earnings of affiliates	–	–	19	(4)	15
Other income [charges], net	(4)	–	1	–	(3)
Earnings before the following:	593	245	20	(59)	799
Income taxes	140	69	–	(1)	208
Non-controlling interests	257	112	6	(26)	349
Contribution to consolidated net earnings	196	64	14	(32)	242

NOTE 10 SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	12,471	–	–	–	12,471
Net investment income	4,416	162	–	18	4,596
Fees and media income	1,982	1,764	–	264	4,010
	18,869	1,926	–	282	21,077
Expenses					
Insurance claims	13,831	–	–	–	13,831
Commissions	999	614	–	(21)	1,592
Operating expenses	1,842	425	–	377	2,644
Financing charges	152	66	–	40	258
	16,824	1,105	–	396	18,325
	2,045	821	–	(114)	2,752
Share of earnings of affiliates	–	–	94	(10)	84
Other income [charges], net	–	–	343	5	348
Earnings before the following:	2,045	821	437	(119)	3,184
Income taxes	491	242	–	(5)	728
Non-controlling interests	907	365	147	(67)	1,352
Contribution to consolidated net earnings	647	214	290	(47)	1,104

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	11,530	–	–	–	11,530
Net investment income	4,015	136	–	(14)	4,137
Fees and media income	1,808	1,603	–	260	3,671
	17,353	1,739	–	246	19,338
Expenses					
Insurance claims	12,547	–	–	–	12,547
Commissions	954	537	–	(24)	1,467
Operating expenses	1,849	414	–	368	2,631
Financing charges	146	68	–	44	258
	15,496	1,019	–	388	16,903
	1,857	720	–	(142)	2,435
Share of earnings of affiliates	–	–	82	(9)	73
Other income [charges], net	(22)	–	11	2	(9)
Earnings before the following:	1,835	720	93	(149)	2,499
Income taxes	441	214	–	3	658
Non-controlling interests	792	320	31	(70)	1,073
Contribution to consolidated net earnings	602	186	62	(82)	768

NOTE 11 ACQUISITIONS

a) In the third quarter of 2006, Mackenzie Financial Corporation (Mackenzie), a subsidiary of IGM, acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

b) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the Consolidated Balance Sheet at September 30, 2006.

c) During the second quarter of 2006, Great-West Life & Annuity Insurance Company (GWL&A) entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the Consolidated Balance Sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $7.1 billion (US$6.3 billion) of participant account values.

   In anticipation of a large receipt of cash in early October associated with the above transaction, Lifeco purchased approximately $1.6 billion (US$1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (US$1.4 billion) at September 30, 2006.

d) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 REINSURANCE TRANSACTION

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statements of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

POWER FINANCIAL CORPORATION

PART B

SEPTEMBER 30, 2006

The attached documents concerning Power Financial Corporation are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Statements.

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and nine-month periods ended September 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and nine-month periods ended September 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial, its subsidiaries or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' or affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts C and D of this interim MD&A concerning Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR (www.sedar.com) or from the Web site of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

The information contained in part E, which relates to Pargesa, is based on information provided in Pargesa's public disclosure through the press release issued by Pargesa on November 8, including unaudited results for the nine-month period ended September 30, 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

As in previous years, Pargesa released its six-month results during the month of September. Parjointco N.V. (Parjointco) holds the Corporation's interest in Pargesa. The contribution from Parjointco reflected in the interim unaudited consolidated financial statements of Power Financial for the periods ended June 30, 2006 was therefore established by Power Financial on the basis of estimated figures. In accordance with the practice in prior years, the impact of the difference between these estimated figures and the six-month results has been recorded by Power Financial in the third quarter. The impact on Power Financial's third quarter operating earnings is a negative $2 million or $0.00 per share, while there was no impact on non-operating earnings in 2006. In 2005, the impact on operating earnings was a positive $3 million or $0.00 per share, while the impact on non-operating earnings was a negative $1 million, or $0.00 per share.

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of September 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,800 consultants nationwide (at September 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of September 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of September 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of September 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which GBL made its first investments during the second part of 2005.

Readers are reminded that, as previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann in early July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

NINE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,724		2,724	2,469	(33)	2,436
Share of earnings of affiliate	94		94	82		82
Earnings before other income, income taxes and non-controlling interests	2,818		2,818	2,551	(33)	2,518
Other income [charges]		343	343		(11)	(11)
Earnings before income taxes and non-controlling interests	2,818	343	3,161	2,551	(44)	2,507
Income taxes	741	(14)	727	657	(8)	649
Non-controlling interests	747	6	753	650	(12)	638
Net earnings	1,330	351	1,681	1,244	(24)	1,220
Per share	1.81	0.50	2.31	1.71	(0.03)	1.68

THREE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	949		949	823	(33)	790
Share of earnings of affiliate	12		12	19		19
Earnings before other income, income taxes and non-controlling interests	961		961	842	(33)	809
Other income [charges]		356	356		(3)	(3)
Earnings before income taxes and non-controlling interests	961	356	1,317	842	(36)	806
Income taxes	274		274	209	(3)	206
Non-controlling interests	248		248	219	(9)	210
Net earnings	439	356	795	414	(24)	390
Per share	0.60	0.50	1.10	0.57	(0.03)	0.54

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	NINE MONTHS ENDED SEPTEMBER 30				THREE MONTHS ENDED SEPTEMBER 30			
		2006		2005		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries and affiliate to operating earnings	1,383		1,304		456		436	
Results from corporate activities	(42)		(49)		(13)		(18)	
Sub-total	1,341		1,255		443		418	
Dividends on preferred shares, Series C and J	(11)		(11)		(4)		(4)	
Operating earnings[2]	1,330	1.81	1,244	1.71	439	0.60	414	0.57
Other items	351	0.50	(2)	–	356	0.50	(2)	–
Share of specific charge recorded by Lifeco			(22)	(0.03)			(22)	(0.03)
Net earnings	1,681	2.31	1,220	1.68	795	1.10	390	0.54

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $19 million and $12 million in the third quarters of 2006 and 2005, respectively, and to $51 million and $38 million in the nine-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares (see above) from operating earnings.

OPERATING EARNINGS

Operating earnings for the nine-month period ended September 30, 2006 were $1,330 million, or $1.81 per share, compared with $1,244 million or $1.71 per share in the corresponding period of 2005. This represents a 6.1% increase on a per share basis.

For the three-month period ended September 30, 2006, operating earnings were $439 million, or $0.60 per share, compared with $414 million or $0.57 per share in the same period in 2005, which represents an increase of 4.8% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 6.0% in the nine-month period ended September 30, 2006, compared with the same period in 2005, from $1,304 million to $1,383 million. For the third quarter in 2006, compared with the corresponding period in 2005, the increase was 4.6% (from $436 million in 2005 to $456 million in 2006).

- Lifeco's contribution to Power Financial's operating earnings was $974 million for the nine-month period in 2006, compared with $939 million for the corresponding period in 2005. For the third quarter, the contribution from Lifeco to operating earnings was $336 million in 2006, compared with $320 million in 2005.

  Lifeco reported net earnings attributable to common shareholders of $1,384 million or $1.554 per share for the nine-month period in 2006, compared with earnings, before adjustments described below, of $1,333 million or $1.496 per share in the corresponding period in 2005. This represents an increase of 4% on a per share basis. For the third quarter, Lifeco reported net earnings of $477 million or $0.537 per share in 2006, compared with earnings, before adjustments, of $455 million or $0.510 per share in 2005, an increase of 5% on a per share basis.

  Lifeco's earnings before adjustments in 2005 excluded (i) the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $17 million after tax or $0.019 per share in the nine-month period, and $4 million or $0.004 per share in the third quarter, as well as (ii) in the third quarter of 2005, a charge of $30 million after tax or $0.034 per share, related to provisions for expected losses arising from hurricane damage. Power Financial's share of these items was not recorded in operating earnings. Including the impact of restructuring costs and provisions for expected losses noted above, Lifeco's net earnings attributable to common shareholders were $1,286 million or $1.443 per share in the nine-month period ended September 30, 2005, and $421 million or $0.472 per share in the third quarter of 2005. On a per share basis, this represents increases of 8% and 14%, respectively, for the nine-month and three-month periods ended September 30, 2006, compared with the same periods in 2005.

- The contribution from IGM to Power Financial's operating earnings was $315 million for the nine-month period in 2006, compared with $283 million for the same period in 2005. For the three-month periods ended September 30, the contribution from IGM to operating earnings was $108 million in 2006, compared with $98 million in 2005.

  IGM reported earnings attributable to common shareholders, excluding the item mentioned below, of $563 million or $2.11 per share on a diluted basis for the nine-month period in 2006, compared with $505 million or $1.90 per share in the same period in 2005, an increase of 11.1% on a per share basis.

  The figures above exclude, in 2006, a $13.7 million ($0.05 per share) non-cash income tax benefit recorded by IGM in the second quarter, as described in more detail in Part D of this report related to IGM. Including this item, net earnings to common shareholders were $577 million or $2.16 per share in the nine-month period ended September 30, 2006. Power Financial's share of this item is not included in the contribution from IGM to the Corporation's operating earnings.

  For the third quarter, IGM reported earnings attributable to common shareholders of $191 million or $0.72 per share in 2006, compared with $177 million or $0.66 per share in 2005, for an increase of 9.1% on a per share basis.

- The contribution from the European affiliate to Power Financial's operating earnings was $94 million in the nine-month period ended September 30, 2006, compared with $82 million in the corresponding period in 2005. Readers are reminded that, as a consequence of the sale by GBL of its interest in Bertelsmann, the results of Pargesa starting in the third quarter of 2006 no longer include a contribution from this company. Pargesa's operating results for the nine-month period in 2006 compared with 2005 reflect, in particular, higher dividends received, as well as improved results from corporate activities.

  For the three-month periods ended September 30, the contribution was $12 million in 2006 (including the $2 million negative adjustment resulting from the release by Pargesa of its actual six-month results), compared with $19 million in 2005 (which included, as mentioned above, a positive $3 million adjustment).

  The contribution from Parjointco in 2006 continued to be affected by the strengthening of the Canadian dollar.

More discussion as to the results of Lifeco, IGM and Pargesa can be found in the respective sections of this report related to these companies.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $42 million and $49 million in the nine-month periods of 2006 and 2005, respectively. For the third quarter, corporate results were a net charge of $13 million in 2006, compared with a net charge of $18 million in the third quarter of 2005. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the redemption of the $150 million debentures early in January 2006.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $11 million and $4 million in the nine-month and three-month periods, respectively, of both 2006 and 2005.

OTHER ITEMS

For the nine-month period ended September 30, 2006, other items not included in operating earnings were a net profit of $351 million or $0.50 per share, consisting of Power Financial's share of non-operating earnings of Pargesa, as well as its share of the tax benefit recorded by IGM in the second quarter. Power Financial's share of non-operating earnings of the European affiliate was $343 million for the nine-month period, including primarily an amount of $356 million or $0.50 per share representing the impact of the gain recorded in connection with the sale by GBL of its interest in Bertelsmann.

Other income for the quarter ended September 30, 2006 was $356 million or $0.50 per share, again reflecting primarily the impact of the gain recorded in connection with the sale of GBL's interest in Bertelsmann.

In 2005, other items were a charge of $2 million in both the nine-month and three-month periods, and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, Power Financial recorded a specific charge of $22 million or $0.03 per share representing the Corporation's share of the $30 million after-tax charge recorded by Lifeco in the third quarter of 2005 related to provisions for expected losses arising from hurricane damage.

NET EARNINGS

Net earnings for the nine-month period ended September 30, 2006 were $1,681 million or $2.31 per share, compared with $1,220 million or $1.68 per share in the corresponding period in 2005. For the third quarter ended September 30, net earnings were $795 million or $1.10 per share in 2006, compared with $390 million or $0.54 per share in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	SEPTEMBER 30, 2006	DECEMBER 31, 2005	SEPTEMBER 30, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	5,054	4,642	723	613
Investments at equity	1,932	1,501	10,848	9,807
Other investments	91,149	86,836		
Other assets	27,382	17,917	77	73
Total	125,517	110,896	11,648	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	82,556	71,263		
Other	4,209	3,787		
Other liabilities	15,523	14,483	407	395
Preferred shares of the Corporation	300	300	300	300
Preferred shares of subsidiaries	1,329	1,356		
Capital trust securities and debentures	647	648		
Debentures and other borrowings	3,295	3,377	250	400
	107,859	95,214	957	1,095
Non-controlling interests	6,967	6,284		
Shareholders' equity				
Perpetual preferred shares	1,400	1,200	1,400	1,200
Common shareholders' equity	9,291	8,198	9,291	8,198
Total	125,517	110,896	11,648	10,493
Consolidated assets and assets under administration	306,485	280,170		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Please refer to Parts C and D of this Interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $125,517 million at September 30, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries, totalling of $1,254 million at September 30, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $81 billion at the end of September 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $99 billion at September 30, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $723 million at the end of September 2006, compared with $613 million at the end of 2005. In 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006, and issued in the third quarter perpetual preferred shares, Series L, for gross proceeds of $200 million. In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions.

At September 30, 2006, 99% of the $723 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $1,041 million to $10,848 million at the end of September 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $1,088 million; and
- a net $27 million negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net negative variance reflects primarily the increase of the Canadian dollar versus the U.S. dollar at September 30, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at September 30, 2006, unchanged from June 30, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

CASH FLOWS

CONSOLIDATED CASH FLOWS

	NINE MONTHS ENDED SEPTEMBER 30		THREE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Cash flow from operating activities	3,517	3,852	1,529	1,021
Cash flow from financing activities	(486)	(665)	(333)	(131)
Cash flow from investing activities	(2,690)	(2,004)	(937)	(154)
Effect of changes in exchange rates on cash and cash equivalents	71	(266)	31	(168)
Increase in cash and cash equivalents	412	917	290	568
Cash and cash equivalents, beginning of year	4,642	3,623	4,764	3,972
Cash and cash equivalents, end of year	5,054	4,540	5,054	4,540

On a consolidated basis, cash and cash equivalents increased by $412 million in the nine-month period ended September 30, 2006, compared with an increase of $917 million in the corresponding period in 2005.

Operating activities produced a net inflow of $3,517 million in the nine-month period in 2006, compared with a net inflow of $3,852 million in the corresponding period in 2005.

- For the nine-month period in 2006, Lifeco's cash flow from operations was $3,095 million compared with $3,440 million in 2005. The decrease in cash flow from operations is mainly due to changes in Funds Held Under Reinsurance Contracts and the reduction and payment of other liabilities. For the three-month period ended September 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the nine-month period in 2006, cash was used to acquire additional invested assets of $2,515 million supporting policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $728 million in the nine-month period ended September 30, 2006, as compared to $722 million in the same period in 2005. Cash commissions paid were $270 million in the nine-month period in 2006, compared with $268 million in the same period in 2005.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $486 million in the nine-month period ended September 30, 2006, compared with net outflows of $665 million in the corresponding period in 2005.

Financing activities during the nine-month period ended September 30, 2006 compared to the same period in 2005 include, in particular:

- Dividends paid on a consolidated basis in 2006 of $862 million, compared with $735 million in 2005.
- Repayment of debentures and other borrowings of $400 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of $250 million of subordinated debentures by a subsidiary of Lifeco.
- Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $56 million in 2006, compared with $65 million in the nine-month period in 2005.
- Issue of preferred shares by the Corporation in the amount of $200 million and by Lifeco in the amount of $300 million.
- Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $2,690 million in the nine-month period in 2006, compared with net outflows of $2,004 million in the same period in 2005.

- Investing activities at Lifeco in 2006 resulted in a net outflow of $2,515 million compared with $1,952 million in the period in 2005.
- Investing activities at IGM were a net outflow of $175 million in the nine-month period ended September 30, 2006, compared with a net outflow of $60 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts C and D of this Interim MD&A related to these subsidiaries, respectively.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in the nine-month period ended September 30, 2006 on their common shares amounted to $0.6875 and $1.1375 per share, respectively, compared with $0.60 and $0.99 per share, respectively, in the corresponding period in 2005.

Pargesa pays its dividend annually in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

At its meeting held on November 10, 2006, the Board of Directors of Power Financial declared a quarterly dividend of $0.2675 per common share payable February 1, 2007 to shareholders of record December 29, 2006, compared with $0.2500 per common share for the previous quarter.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $9,291 million at the end of September 2006, compared with $8,198 million at December 31, 2005. The increase of $1,093 million is mainly due to:

- a $1,106 million increase in retained earnings; and
- a net $27 million negative variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation during the nine-month period ended September 30, 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $13.18 at the end of September 2006, compared with $11.63 at the end of 2005.

On August 4, 2006, the Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. As a result, the Corporation now has eight series of perpetual preferred shares outstanding with an aggregate stated value of $1,400 million, compared with $1,200 million at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Senior debentures	AA [low]	A+
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P1 [low] Global scale A-
Non-cumulative	Pfd-1 [low]	Canadian scale P1 [low] Global scale A-

[1] The ratings on the Senior Debentures, Cumulative First Preferred Shares (Series A) and Non-Cumulative First Preferred Shares of the Corporation were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirement:

› new standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part C of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the nine-month period ended September 30, 2006. During the three-month period ended September 30, 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $387 million, compared with $57 million in the corresponding period in 2005. Securitized loans serviced at September 30, 2006 totalled $1,357 million and the fair value of IGM's retained interest was $37 million. This compares with $562 million and $18 million, respectively, at September 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the nine-month period ended September 30, 2006. During the third quarter of 2006, IGM increased the outstanding notional amount of interest rate swaps by $478 million to $1,845 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at September 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the nine-month period ended September 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2006			2005				2004			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,183**	7,236	6,290	7,095	5,738	6,288	6,979	6,269	5,456	6,398	5,799
Operating earnings[1][2][3]	**439**	483	408	450	414	449	381	406	381	413	338
per share — basic	**0.60**	0.66	0.56	0.61	0.57	0.62	0.52	0.56	0.52	0.57	0.46
Other items[2]	**356**	(5)	-	(9)	(24)	2	(2)	(6)	(4)	18	(3)
per share — basic	**0.50**	(0.01)	-	(0.01)	(0.03)	0.00	(0.00)	(0.01)	(0.00)	0.02	(0.00)
Net earnings	**795**	478	408	441	390	451	379	400	377	431	335
per share — basic	**1.10**	0.65	0.56	0.60	0.54	0.62	0.52	0.55	0.52	0.59	0.46
per share — diluted	**1.10**	0.65	0.55	0.60	0.53	0.62	0.52	0.55	0.52	0.59	0.46

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend (Pargesa's share: SF37 million in 2006, SF30 million in 2005 and SF50 million in 2004) and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual *dividend in one installment* during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of *the full annual* dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items also included, in 2004 and in the first three quarters of 2005, Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part D of this report related to IGM).

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation—Non-GAAP Financial Measures.

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	SEPTEMBER 30, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	5,054	4,642
Investments		
Shares	4,125	3,930
Bonds	62,558	59,298
Mortgages and other loans	15,722	15,118
Loans to policyholders	6,692	6,646
Real estate	2,052	1,844
	91,149	86,836
Funds held by ceding insurers [Note 11]	11,596	2,556
Investment in affiliate, at equity	1,932	1,501
Intangible assets	2,491	2,353
Goodwill	8,223	8,203
Future income taxes	387	460
Other assets	4,685	4,345
	125,517	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities [Note 11]	82,556	71,263
Other	4,209	4,023
Deposits and certificates	720	693
Funds held under reinsurance contracts	3,433	4,089
Debentures and other borrowings [Note 2]	3,295	3,377
Preferred shares of the Corporation [Note 4]	300	300
Preferred shares of subsidiaries	1,329	1,356
Capital trust securities and debentures [Note 3]	647	648
Future income taxes	806	830
Other liabilities	10,564	8,635
	107,859	95,214
Non-controlling interests	6,967	6,284
Shareholders' Equity		
Stated capital [Note 4]		
Perpetual preferred shares	1,400	1,200
Common shares	593	593
Contributed surplus	52	38
Retained earnings	9,355	8,249
Foreign currency translation adjustments	(709)	(682)
	10,691	9,398
	125,517	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
[unaudited] [in millions of dollars, except per share amounts]	2006	2005	2006	2005
Revenues				
Premium income	**4,332**	3,186	**12,471**	11,530
Net investment income	**1,612**	1,410	**4,512**	4,088
Fee income	**1,239**	1,142	**3,726**	3,387
	7,183	5,738	**20,709**	19,005
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**523**	465	**1,592**	1,467
Operating expenses	**752**	748	**2,308**	2,302
Financing charges [Note 5]	**88**	85	**254**	253
	6,234	4,948	**17,985**	16,569
	949	790	**2,724**	2,436
Share of earnings of affiliate	**12**	19	**94**	82
Other income [charges], net [Note 6]	**356**	(3)	**343**	(11)
Earnings before income taxes and non-controlling interests	**1,317**	806	**3,161**	2,507
Income taxes	**274**	206	**727**	649
Non-controlling interests	**248**	210	**753**	638
Net earnings	**795**	390	**1,681**	1,220
Earnings per common share [Note 7]				
Basic	**1.10**	0.54	**2.31**	1.68
Diluted	**1.10**	0.53	**2.30**	1.67

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

NINE MONTHS ENDED SEPTEMBER 30 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	**8,249**	7,267
Add		
Net earnings	**1,681**	1,220
	9,930	8,487
Deduct		
Dividends		
Perpetual preferred shares	**51**	38
Common shares	**516**	449
Other	**8**	3
	575	490
Retained earnings, end of period	**9,355**	7,997

POWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
[unaudited] [in millions of dollars]	2006	2005	2006	2005
Operating activities				
Net earnings	795	390	1,681	1,220
Non-cash charges [credits]				
Increase [decrease] in policy liabilities	1,172	107	1,575	1,565
Decrease [increase] in funds held by ceding insurers	40	127	471	357
Increase [decrease] in funds held under reinsurance contracts	(524)	79	(621)	11
Amortization and depreciation	23	24	72	75
Future income taxes	(15)	(75)	60	59
Non-controlling interests	248	210	753	638
Other	(325)	(1)	(269)	368
Change in non-cash working capital	115	160	(205)	(441)
	1,529	1,021	3,517	3,852
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(108)	(89)	(309)	(258)
Perpetual preferred shares	(16)	(12)	(49)	(38)
Common shares	(176)	(154)	(504)	(439)
	(300)	(255)	(862)	(735)
Issue of perpetual preferred shares [Note 4]	200	-	200	-
Issue of common shares by subsidiaries	7	8	31	24
Repurchase of common shares by subsidiaries	(19)	(26)	(56)	(65)
Issue of preferred shares by a subsidiary	-	300	300	300
Repurchase of preferred shares by a subsidiary	(18)	-	(30)	-
Issue of subordinated debentures [Note 2]	-	-	336	-
Repayment of debentures and other borrowings	(250)	(150)	(400)	(150)
Other	47	(8)	(5)	(39)
	(333)	(131)	(486)	(665)
Investment activities				
Bond sales and maturities	7,351	5,110	20,683	18,666
Mortgage loan repayments	523	611	1,434	2,178
Sales of shares	477	408	1,118	1,072
Real estate sales	129	6	174	74
Proceeds from securitizations [Note 9]	386	57	1,019	188
Change in loans to policyholders	(19)	(12)	(239)	(184)
Change in repurchase agreements	14	(163)	132	227
Acquisition of intangible assets [Note 11]	(141)	-	(141)	-
Investment in bonds	(7,586)	(4,904)	(22,091)	(19,974)
Investment in mortgage loans	(1,268)	(659)	(3,163)	(2,644)
Investment in shares	(396)	(441)	(1,084)	(1,209)
Investment in real estate	(399)	(186)	(515)	(411)
Other	(8)	19	(17)	13
	(937)	(154)	(2,690)	(2,004)
Effect of changes in exchange rates on cash and cash equivalents	31	(168)	71	(266)
Increase in cash and cash equivalents	290	568	412	917
Cash and cash equivalents, beginning of period	4,764	3,972	4,642	3,623
Cash and cash equivalents, end of period	5,054	4,540	5,054	4,540

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] SEPTEMBER 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	196	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	336	–
Other notes payable with interest rate of 8.0%	8	9
	3,295	3,377

During the second quarter of 2006, Great-West Lifeco Inc. (Lifeco) issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition related fair market value adjustment	32	34
Capital trust securities held by consolidated group as temporary investments	(185)	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	SEPTEMBER 30, 2006		DECEMBER 31, 2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series J First Preferred Shares	6,000,000	150	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200	8,000,000	200
Series K First Preferred Shares	10,000,000	250	10,000,000	250
Series L First Preferred Shares	8,000,000	200	-	-
		1,400		1,200
Common shares	704,813,680	593	704,813,680	593

POWER FINANCIAL CORPORATION

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

During the third quarter of 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011, the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

STOCK-BASED COMPENSATION

During the nine months ended September 30, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first and third quarters of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	–	2.4%
Expected volatility	–	21.0%
Risk-free interest rate	–	4.3%
Expected life [years]	–	9
Fair value per option granted [$/option]	–	$8.10

Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $7 million in the third quarter of 2006 ($8 million in 2005) and $19 million for the nine months ended September 30, 2006 ($17 million in 2005).

Options were outstanding at September 30, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the nine months ended September 30, 2006 and 2005, no common shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Interest on debentures and other borrowings	61	56	171	169
Preferred share dividends	18	20	55	56
Interest on capital trust debentures	13	13	37	37
Distributions on capital trust securities held by consolidated group as temporary investments	(4)	(4)	(9)	(9)
	88	85	254	253

NOTE 6 OTHER INCOME [CHARGES], NET

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Share of Pargesa's non-operating earnings	356	1	343	11
Restructuring costs — Lifeco	–	(4)	–	(22)
	356	(3)	343	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
Net earnings	**795**	390	**1,681**	1,220
Dividends on perpetual preferred shares	**(19)**	(12)	**(51)**	(38)
Net earnings available to common shareholders	**776**	378	**1,630**	1,182
Weighted number of common shares outstanding [millions]				
— Basic	**704.8**	704.8	**704.8**	704.8
Exercise of stock options	**8.4**	8.4	**8.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.3)**	(5.2)	**(5.3)**	(5.4)
Weighted number of common shares outstanding [millions] — Diluted	**707.9**	708.0	**707.9**	707.8

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
Pension plans	**20**	21	**63**	57
Other post-retirement benefits	**5**	12	**19**	36
	25	33	**82**	93

NOTE 9 SECURITIZATIONS

During the third quarter of 2006, IGM Financial Inc. (IGM) securitized $390 million (2005 — $57 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386 million (2005 — $57 million). IGM's retained interest in the securitized loans was valued at $10 million (2005 — $2 million). A pre-tax gain on sale of $4 million (2005 — gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2006, IGM securitized $1,026 million (2005 — $189 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019 million (2005 — $188 million). IGM's retained interest in the securitized loans was valued at $17 million (2005 — $6 million). A pre-tax gain on sale of $1 million (2005 — gain of $4 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,332	–	–	–	4,332
Net investment income	1,577	55	–	(20)	1,612
Fee income	658	588	–	(7)	1,239
	6,567	643	–	(27)	7,183
Expenses					
Insurance claims	4,871	–	–	–	4,871
Commissions	325	206	–	(8)	523
Operating expenses	604	134	–	14	752
Financing charges	54	22	–	12	88
	5,854	362	–	18	6,234
	713	281	–	(45)	949
Share of earnings of affiliate	–	–	12	–	12
Other income [charges], net	–	–	356	–	356
Earnings before the following:	713	281	368	(45)	1,317
Income taxes	186	89	–	(1)	274
Non-controlling interests	191	84	–	(27)	248
Contribution to consolidated net earnings	336	108	368	(17)	795

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,186	–	–	–	3,186
Net investment income	1,396	39	–	(25)	1,410
Fee income	606	548	–	(12)	1,142
	5,188	587	–	(37)	5,738
Expenses					
Insurance claims	3,650	–	–	–	3,650
Commissions	294	184	–	(13)	465
Operating expenses	598	135	–	15	748
Financing charges	49	23	–	13	85
	4,591	342	–	15	4,948
	597	245	–	(52)	790
Share of earnings of affiliate	–	–	19	–	19
Other income [charges], net	(4)	–	1	–	(3)
Earnings before the following:	593	245	20	(52)	806
Income taxes	140	69	–	(3)	206
Non-controlling interests	157	80	–	(27)	210
Contribution to consolidated net earnings	296	96	20	(22)	390

NOTE 10 SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	12,471	–	–	–	12,471
Net investment income	4,416	162	–	(66)	4,512
Fee income	1,982	1,764	–	(20)	3,726
	18,869	1,926	–	(86)	20,709
Expenses					
Insurance claims	13,831	–	–	–	13,831
Commissions	999	614	–	(21)	1,592
Operating expenses	1,842	425	–	41	2,308
Financing charges	152	66	–	36	254
	16,824	1,105	–	56	17,985
	2,045	821	–	(142)	2,724
Share of earnings of affiliate	–	–	94	–	94
Other income [charges], net	–	–	343	–	343
Earnings before the following:	2,045	821	437	(142)	3,161
Income taxes	491	242	–	(6)	727
Non-controlling interests	580	256	–	(83)	753
Contribution to consolidated net earnings	974	323	437	(53)	1,681

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	11,530	–	–	–	11,530
Net investment income	4,015	136	–	(63)	4,088
Fee income	1,808	1,603	–	(24)	3,387
	17,353	1,739	–	(87)	19,005
Expenses					
Insurance claims	12,547	–	–	–	12,547
Commissions	954	537	–	(24)	1,467
Operating expenses	1,849	414	–	39	2,302
Financing charges	146	68	–	39	253
	15,496	1,019	–	54	16,569
	1,857	720	–	(141)	2,436
Share of earnings of affiliate	–	–	82	–	82
Other income [charges], net	(22)	–	11	–	(11)
Earnings before the following:	1,835	720	93	(141)	2,507
Income taxes	441	214	–	(6)	649
Non-controlling interests	487	225	–	(74)	638
Contribution to consolidated net earnings	907	281	93	(61)	1,220

NOTE 11 ACQUISITIONS

a) In the third quarter of 2006, Mackenzie Financial Corporation (Mackenzie), a subsidiary of IGM, acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

b) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the Consolidated Balance Sheet at September 30, 2006.

c) During the second quarter of 2006, Great-West Life & Annuity Insurance Company (GWL&A) entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the Consolidated Balance Sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $7.1 billion (US$6.3 billion) of participant account values.

   In anticipation of a large receipt of cash in early October associated with the above transaction, Lifeco purchased approximately $1.6 billion (US$1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (US$1.4 billion) at September 30, 2006.

d) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 REINSURANCE TRANSACTION

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statements of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

GREAT-WEST LIFECO INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page C2

FINANCIAL STATEMENTS AND NOTES

Page C43

SEPTEMBER 30, 2006

GREAT-WEST LIFECO INC.

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the *prefix "C" refers to the number of such page* in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, *including the section entitled Forward-Looking Information.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the nine months ended September 30, 2006

Dated: November 1, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and nine months ended September 30, 2006 compared with the same periods in 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The *consolidated financial statements* of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30, 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.3152
September 30, 2005	$1.16	$1.22	$1.3176
June 30, 2005	$1.23	$1.24	$1.3305
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first nine months of 2005, gains net of tax of $41 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,332**	$ 3,186	36%	**$ 12,471**	$ 11,530	8%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,850	-6%	**5,537**	5,685	-3%
Segregated funds deposits:						
Individual products	**1,836**	1,410	30%	**6,005**	4,393	37%
Group products	**1,120**	1,222	-8%	**3,841**	3,772	2%
Total premiums and deposits	**9,020**	7,668	18%	**27,854**	25,380	10%
Fee and other income	**658**	606	9%	**1,982**	1,808	10%
Paid or credited to policyholders	**4,871**	3,650	33%	**13,831**	12,547	10%
Net income - common shareholders before adjustments (1)	**477**	455	5%	**1,384**	1,333	4%
Adjustments after tax (1)	**-**	34	-	**-**	47	-
Net income - common shareholders	**477**	421	13%	**1,384**	1,286	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.537**	$ 0.510	5%	**$ 1.554**	$ 1.496	4%
Adjustments after tax (1)	**-**	0.038		**-**	0.053	
Basic earnings after adjustments	**0.537**	0.472	14%	**1.554**	1.443	8%
Dividends paid	**0.240**	0.210	14%	**0.6875**	0.600	15%
Book value				**10.49**	9.49	11%
Return on common shareholders' equity (12 months)						
Net income before adjustments (1)				**20.7%**	21.2%	
Net income				**20.7%**	20.6%	
At September 30						
Total assets				**$ 115,968**	$ 101,084	15%
Segregated funds assets				**81,484**	73,033	12%
Total assets under administration				**$ 197,452**	$ 174,117	13%
Share capital and surplus				**$ 10,450**	$ 9,251	13%

(1) Net income, basic earnings per common share and return on shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended September 30, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Shareholder net income for the nine months ended September 30, 2005 includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share.
(b) Third quarter 2005 results include a charge of $30 after tax, or $0.034 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

Lifeco's net income attributable to common shareholders for the nine months ended September 30, 2006, was $1,384 million compared to $1,286 million reported a year ago. On a per share basis, this result represents $1.554 per common share ($1.542 diluted) for the nine months ended September 30, 2006, an increase of 8% (16% on a constant currency basis) compared to $1.443 ($1.430 diluted) per common share for 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**Third quarter**	**$ 6,567**	**$ 477**	**$ 0.537**	**$ 0.532**	**$ 477**	**$ 0.537**	**$ 0.532**
	Second quarter	6,627	461	0.516	0.513	461	0.516	0.513
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$ 5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $477 million for the three months ended September 30, 2006 compared to net income of $421 million reported a year ago. On a per share basis, this result represents $0.537 per common share ($0.532 diluted) for the three months ended September 30, 2006, an increase of 14% compared to $0.472 per common share ($0.468 diluted) for 2005.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.004 and $0.034, respectively, and for nine months by $0.019 and $0.034, respectively. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (15% on a constant currency basis), and 4% for nine months (12% on a constant currency basis).

Canada – For the third quarter, net income attributable to common shareholders was $221 million, an increase of $18 million or 9% over 2005. Group Insurance net income was up $12 million or 15%, and Individual Insurance & Investment Products net income was up $8 million or 6%. Corporate net income was $2 million lower in 2006.

United States – For the third quarter, net income attributable to common shareholders was $122 million, a decrease of $29 million or 19% from 2005. The decrease in net income was more pronounced due to the negative impact of currency translation. In US dollars, net income decreased by 6% from 2005, as Healthcare increased 5% and Financial Services decreased 15% in US dollars.

Europe – For the third quarter, net income attributable to common shareholders was $129 million, an increase of $54 million or 72% over 2005. Insurance & Annuities increased by $21 million or 27%, while Reinsurance increased $25 million. Corporate recorded a charge to net income of $3 million, compared to a charge of $11 million in 2005. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the third quarter, Lifeco Corporate net income attributable to common shareholders was $5 million compared to a charge of $8 million in 2005.

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Canada	**$ 221**	$ 203	9%	**$ 670**	$ 602	11%
United States	**122**	151	-19%	**383**	445	-14%
Europe	**129**	75	72%	**336**	277	21%
Lifeco Corporate						
Total holding company	**5**	(4)		**(5)**	(21)	
Restructuring costs	**-**	(4)		**-**	(17)	
Total Lifeco Corporate	**5**	(8)		**(5)**	(38)	
Total Lifeco	**$ 477**	$ 421	13%	**$ 1,384**	$ 1,286	8%

Total revenue for the third quarter of 2006 was $6,567 million and was comprised of premium income of $4,332 million, net investment income of $1,577 million and fee and other income of $658 million. Total revenue for the third quarter of 2005 was $5,188 million. It was comprised of premium income of $3,186 million, net investment income of $1,396 million and fee and other income of $606 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,020 million, an increase of 18% over 2005. Premiums and deposits in Canada increased $224 million, while United States increased $516 million, and Europe increased $612 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. In the United States, premiums and deposits in the third quarter include $562 million of recapture of a reinsurance agreement. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the nine months ended September 30, 2006, total premiums and deposits at $27,854 million, were 10% higher than 2005. Premiums and deposits in Canada increased $898 million, while United States decreased $15 million, and Europe increased $1,591 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation offset by the recapture of a reinsurance agreement. The

increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

NET INVESTMENT INCOME

Net investment income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Investment income earned	**$ 1,443**	$ 1,244	16%	**$ 4,008**	$ 3,591	12%
Amortization of gains and losses	**150**	169	-11%	**451**	434	4%
Provision for credit losses	**2**	(3)	-	**9**	31	-71%
Gross investment income	**1,595**	1,410	13%	**4,468**	4,056	10%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Net investment income	**$ 1,577**	$ 1,396	13%	**$ 4,416**	$ 4,015	10%

Net investment income for the three months ended September 30, 2006 increased by $181 million or 13% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of a payout annuity block in 2006 (The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom).

Net investment income for the nine months ended September 30, 2006, increased by $401 million or 10% compared to the same period last year, primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London in 2005 and Equitable Life in the United Kingdom in 2006).

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and group insurance ASO contracts, under which the Company earns administration fees.

Fee income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Segregated funds	**$ 285**	$ 271	5%	**$ 850**	$ 790	8%
ASO contracts	**220**	222	-1%	**681**	691	-1%
Other	**153**	113	35%	**451**	327	38%
	$ 658	$ 606	9%	**$ 1,982**	$ 1,808	10%

In the third quarter, consolidated fee income was $658 million compared to $606 million for the third quarter of 2005. Canada increased $22 million due to strong segregated funds and mutual funds asset growth. Europe increased $32 million year over year, due to strong segregated funds performance. In the United States, fee income decreased by $2 million due to the negative impact of currency translation. Fee income in US dollars was up $14 million mainly due to an increase in FASCore participants and increased ASO business.

For the nine months ended September 30, 2006 fee income was $1,982 million compared to $1,808 million for the same period in 2005. The increase is due to the same reasons as the three month period.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the third quarter, consolidated amounts paid or credited to policyholders were $4,871 million, up $1,221 million over the third quarter of 2005. The $1,221 million increase was attributable to the United States and Europe which were up $701 million and $446 million, respectively. The in quarter increase in the United States includes the recapture of a reinsurance agreement of $562 million (US$497 million). The large increase in Europe is due to the growth of payout annuities in the U.K. from the Phoenix and London and Equitable Life payout annuities acquisitions and to a large payout annuity reinsurance contract written in 2006. Canada increased $74 million over 2005.

For the nine months ended September 30, 2006, consolidated amounts paid or credited to policyholders were $13,831 million, up $1,284 million over the same period in 2005. The $1,284 million increase was attributable to Europe which was up $956 million and the United States was up $294 million. Canada increased slightly by $34 million.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total expenses	**$ 550**	$ 549	0%	**$ 1,687**	$ 1,693	0%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Operating expenses	**532**	535	-1%	**1,635**	1,652	-1%
Commissions	**325**	294	11%	**999**	954	5%
Financing charges	**54**	49	10%	**152**	146	4%
Premium taxes	**67**	58	16%	**193**	183	5%
Total	**$ 978**	$ 936	4%	**$ 2,979**	$ 2,935	1%

Operating expenses for the three months ended September 30, 2006 decreased $3 million compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $283 million or 21% in Canada and $566 million or 37% in Europe in the same period.

Operating expenses for the nine months ended September 30, 2006 decreased $17 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $1,162 million or 24% in Canada and $1,462 million or 27% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

INCOME TAXES
Income taxes for the three month and nine month periods ended September 30, 2006 were $186 million and $491 million, respectively, compared to $140 million and $441 million for the same periods in 2005. Net income before income taxes increased $120 million for the three months ended September 30, 2006 and $210 million for the nine months ended September 30, 2006, over the same period in 2005. In 2006, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $24 million, $18 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	September 30, 2006			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 43,523	$ 26,839	$ 23,589	$ 93,951
Goodwill and intangible assets	4,980	53	1,742	6,775
Other assets	1,534	1,327	12,381	15,242
Total assets	50,037	28,219	37,712	115,968
Segregated funds assets	41,696	17,043 (1)	22,745	81,484
Total assets under administration	$ 91,733	$ 45,262	$ 60,457	$ 197,452

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

The increase in invested assets in 2006 is mainly attributable to Europe. The $2.9 billion increase in Europe is due to a large payout annuity reinsurance contract in the Company's Reinsurance business line in 2006, organic growth in the U.K., a capital injection to support recent acquisitions in the U.K., and the impact of favourable currency translation.

Goodwill and intangible assets have not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Other assets have increased by approximately $9.2 billion due to an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

Asset quality – general fund assets

The Company's allowance for credit losses decreased by $23 million to $96 million at September 30, 2006. The combination of the allowance for credit losses of $96 million, together with the $1,322 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at September 30, 2006 (1.7% at December 31, 2005).

Non-performing loans

	September 30, 2006				December 31, 2005			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 104	$ 21	$ 11	$ 136	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	September 30, 2006			December 31, 2005		
	Specific provisions	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 36	$ 60	$ 96	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $3.4 billion as at September 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

LIABILITIES

Liabilities have increased from $89.1 billion at December 31, 2005 to $101.9 billion at September 30, 2006. The increase is attributable to an increase in actuarial liabilities. All other liabilities increased $1.5 billion since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $11.3 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.5 billion.

Debentures and other debt instruments increased from $1,903 million to $1,953 million mainly as a result of the issuance of debt in the U.S. offset by the repayment of debt in Canada.

In the second quarter, the Company in the United States issued $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of

2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

On September 19, 2006, Canada Life repaid the $250 million principal balance of its 8% subordinated debentures due September 19, 2011.

SHARE CAPITAL AND SURPLUS

Share capital outstanding at September 30, 2006 was $5,772 million, which was comprised of $1,099 million perpetual preferred shares and $4,673 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At September 30, 2006, the Company had 891,089,443 common shares outstanding with a stated value of $4,673 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the nine months ended September 30, 2006, 1,511,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $43 million or $29.10 per share, and 1,911,667 shares were issued under the Company's Stock Option Plan for a total value of $19 million or $10.18 per share and $1 million transferred from contributed surplus to capital stock as options are exercised for a total of $20 million.

At September 30, 2006, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the nine months ended September 30, 2006, the Company paid dividends of $0.6875 per common share for a total of $613 million and perpetual preferred share dividends of $38 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

In total, share capital and surplus increased by $961 million, to $10,450 million at September 30, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.09 and euro of $0.03, and the strengthening of $0.05 against the United States dollar in 2006 resulted in decreases to the currency translation account of $89 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Cash flows

Cash flows

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 1,348**	$ 810	**$ 3,095**	$ 3,440
Financing	**(505)**	(47)	**(345)**	(446)
Investment	**(793)**	(173)	**(2,515)**	(1,952)
	50	590	**235**	1,042
Effects of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase (decrease) in cash & certificates of deposit	**81**	422	**306**	776
Cash & certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the third quarter, cash was used to acquire an additional $793 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities.

In addition, financing activities used $505 million reflecting the $250 million repayment of subordinated debentures by a subsidiary and included dividend payments of $228 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $31 million.

The increase in cash flows for the nine months ended September 30, 2006 is due to the same reasons as for the three month period above.

Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at September 30, 2006 was 210% (208% at December 31, 2005). London Life's MCCSR ratio at September 30, 2006 was 264% (237% at December 31, 2005). Canada Life's MCCSR ratio at September 30, 2006 was 227% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). On October 17, 2006, Standard and Poor's Ratings Services upgraded Canada Life's subordinated debt rating by one notch to AA-. The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk

In the third quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the prevailing year-to-date rate. In the third quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3176. The operating results of the Europe segment were translated into Canadian dollars at $2.3214 for the British pound, $1.6180 for the euro, and $1.2534 for US dollars. The 2005 translation rates included the beneficial impact of forward foreign exchange contracts that expired at the end of 2005.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result, the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the CICA Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as Fair Value Option, which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain financial liabilities. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain financial liabilities and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At September 30, 2006, deferred net realized gains totaled $2,726 million or $2,535 million excluding real estate. Included in this total is $89 million of gains realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The Company is continuing its review of the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the nine months ended September 30, 2006, the amortization of net realized and unrealized gains totaled $451 million. Included in this amount is $67 million of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus that will not continue under the new accounting guidance.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets supporting shareholders capital and surplus).

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Fee and other income	**220**	198	11%	**659**	576	14%
Paid or credited to policyholders	**1,614**	1,540	5%	**4,759**	4,725	1%
Net income - common shareholders	**221**	203	9%	**670**	602	11%
Total assets				**$ 50,037**	$ 48,935	2%
Segregated funds assets				**41,696**	38,051	10%
Total assets under administration				**$ 91,733**	$ 86,986	5%

FINANCIAL INFORMATION – CANADA

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,563**	$ 1,451	**$ 4,774**	$ 4,553
Net investment income	**695**	695	**2,065**	2,072
Fee and other income	**220**	198	**659**	576
Total income	**2,478**	2,344	**7,498**	7,201
Benefits and expenses:				
Paid or credited to policyholders	**1,614**	1,540	**4,759**	4,725
Other	**509**	488	**1,656**	1,564
Amortization of finite life intangible assets	**4**	3	**11**	10
Net operating income before income taxes	**351**	313	**1,072**	902
Income taxes	**89**	81	**262**	205
Net income before non-controlling interests	**262**	232	**810**	697
Non-controlling interests	**30**	21	**108**	73
Net income - shareholders	**232**	211	**702**	624
Perpetual preferred share dividends	**11**	8	**32**	22
Net income - common shareholders	**$ 221**	$ 203	**$ 670**	$ 602

NET INCOME

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 90**	$ 78	15%	**$ 255**	$ 222	15%
Individual Insurance & Investment Products	**148**	140	6%	**434**	401	8%
Corporate	**(17)**	(15)	-	**(19)**	(21)	-
	$ 221	$ 203	9%	**$ 670**	$ 602	11%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%
Individual Insurance & Investment Products	**2,140**	1,947	10%	**7,241**	6,498	11%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Summary by Type						
Risk-based products	**$ 1,563**	$ 1,451	8%	**$ 4,774**	$ 4,553	5%
ASO contracts	**510**	477	7%	**1,599**	1,453	10%
Segregated funds deposits						
Individual products	**577**	538	7%	**2,202**	1,935	14%
Group products	**668**	628	6%	**2,268**	2,004	13%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 72**	$ 69	4%	**$ 303**	$ 277	9%
Individual Insurance & Investment Products	**1,579**	1,299	22%	**5,622**	4,486	25%
Total sales	**$ 1,651**	$ 1,368	21%	**$ 5,925**	$ 4,763	24%

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $33 million or 15% to $255 million over 2005.
- Overall sales results grew by 9% compared to 2005.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders was $90 million, which represents an increase of $12 million or 15% compared to the third quarter of 2005.

The increase reflects improved mortality experience on lower than expected claims and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Nine months

Net income attributable to common shareholders was $255 million, which represents an increase of $33 million or 15% compared to the nine months ended September 30, 2005.

The increase reflects improved morbidity experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006 and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 469**	$ 458	2%	**$ 1,394**	$ 1,363	2%
Large case	- insured	**403**	392	3%	**1,189**	1,177	1%
	- ASO	**510**	477	7%	**1,599**	1,453	10%
	- creditor/direct marketing	**27**	35	-23%	**96**	103	-7%
Sub-total		**1,409**	1,362	3%	**4,278**	4,096	4%
Premiums reinsured							
Small/mid-sized case		**(124)**	(106)		**(357)**	(351)	
Large case	- insured	**(107)**	(109)		**(319)**	(298)	
Net premiums		**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%

Sales		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 44**	$ 41	7%	**$ 134**	$ 126	6%
Large case	- insured	**18**	12	50%	**49**	40	23%
	- ASO	**6**	11	-45%	**89**	77	16%
	- creditor/direct marketing	**4**	5	-20%	**31**	34	-9%
Total sales		**$ 72**	$ 69	4%	**$ 303**	$ 277	9%

In quarter

Total net premiums and deposits were $1,178 million, which is 3% higher than the third quarter of 2005. Large case ASO premiums and deposits increased 7% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums decreased 23% mainly due to an increase in the percentage of premium reinsured in 2006 retroactive to the beginning of the year.

Overall sales results in the quarter were up 4% compared to 2005. The increase in large case insured sales was mainly due to one sale of $6 million in 2006.

Nine months

Total net premiums and deposits were $3,602 million, which is 4% higher than the nine months ended September 30, 2005. Large case ASO premiums and deposits increased 10% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 7% mainly due to an increase in the percentage of premium reinsured in 2006.

Overall sales results for the nine months ended September 30, 2006 were up 9% compared to 2005. The increase in large case ASO sales was mainly due to two large sales in 2006 for $42 million compared to one large sale in

2005 for $28 million. The increase in large case insured sales was mainly due to an in quarter large sale of $6 million.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales continue to be strong; premiums are 83% greater than in 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 21% and contributed to asset growth of over 12% since December 31, 2005.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 59% contributing to an increase in Group segregated funds assets of 7% since December 31, 2005.

OPERATING RESULTS

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	2006	2005	% Change
Individual Life	$ 71	$ 56	27%	$ 184	$ 141	30%
Living Benefits	19	15	27%	52	46	13%
Individual Retirement & Investment Services	37	46	-20%	128	133	-4%
Group Retirement Services	21	23	-9%	70	81	-14%
	$ 148	$ 140	6%	$ 434	$ 401	8%

Net income

In quarter

Net income attributable to common shareholders was $148 million compared to $140 million in the third quarter of 2005, an increase of $8 million or 6%.

Individual Life net income was $71 million compared to $56 million in the third quarter of 2005. The increase in net income reflects favourable actuarial reserve basis change in 2006 partially offset by less favourable mortality claims experience.

Living Benefits net income was $19 million compared to $15 million in the third quarter of 2005. The favourable 2006 results reflect a marked improvement in morbidity experience and increased investment gains.

IRIS net income was $37 million compared to $46 million in the third quarter of 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $21 million compared to $23 million in the third quarter of 2005. The decrease in net income reflects poor mortality experience partially offset by improved expense gains.

Net income attributable to the participating account was $25 million, $9 million more than in the third quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Nine months

Net income attributable to common shareholders was $434 million compared to $401 million for the nine months ended September 30, 2005, an increase of $33 million or 8%.

Individual Life net income was $184 million compared to $141 million for the nine months ended September 30, 2005. The increase reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the continued large increase in universal life sales in 2006.

Living Benefits net income was $52 million compared to $46 million for the nine months ended September 30, 2005. The increase reflects improved investment and morbidity experience partially offset by lower expense gains and less favourable surrender experience.

IRIS net income was $128 million compared to $133 million for the nine months ended September 30, 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $70 million compared to $81 million for the nine months ended September 30, 2005. The decrease in net income reflects less favourable actuarial reserve basis change impact, lower investment gains and poor mortality experience partially offset by an increase in fees from investment fund asset growth and improved securities profits.

Net income attributable to the participating account was $94 million, $35 million more than for the nine months ended September 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		**For the three months ended September 30**			**For the nine months ended September 30**		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 447**	$ 432	3%	**$ 1,358**	$ 1,317	3%
	- Non-participating	**141**	123	15%	**399**	356	12%
Living Benefits		**61**	58	5%	**180**	172	5%
Individual Retirement & Investment Services							
Risk-based products		**102**	65	57%	**267**	271	-1%
Segregated funds		**577**	538	7%	**2,202**	1,935	14%
Group Retirement Services							
Risk-based products		**144**	103	40%	**567**	443	28%
Segregated funds		**668**	628	6%	**2,268**	2,004	13%
Total premiums and deposits		**$ 2,140**	$ 1,947	10%	**$ 7,241**	$ 6,498	11%

Sales		**For the three months ended September 30**			**For the nine months ended *September* 30**		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 18**	$ 17	6%	**$ 56**	$ 57	-2%
	- Non-participating	**31**	23	35%	**90**	63	43%
Living Benefits		**12**	11	9%	**31**	34	-9%
Individual Retirement & Investment Services							
Risk-based products		**210**	154	36%	**551**	580	-5%
Segregated funds		**672**	629	7%	**2,571**	2,272	13%
Securities [1]		**230**	160	44%	**809**	529	53%
Group Retirement Services							
Risk-based products		**73**	28	161%	**328**	150	119%
Segregated funds		**219**	181	21%	**832**	521	60%
Securities [1]		**114**	96	19%	**354**	280	26%
Total sales		**$ 1,579**	$ 1,299	22%	**$ 5,622**	$ 4,486	25%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance sales were $49 million during the third quarter of 2006 and $9 *million or* 23% higher than the third quarter of 2005. The major factor in this is a 57% increase in universal life product sales and term sales were 13% higher than the third quarter of 2005. Participating products were 6% higher than last year at $18 million.

Premiums and deposits on individual life products increased $33 million from the third quarter of 2005 to $588 million in the third quarter of 2006, highlighted by a 15% growth in non-participating revenue premium. These results reflect both continued strong persistency and excellent sales momentum, particularly in the universal life product line.

Nine months

Individual life insurance sales were $146 million for the first nine months of 2006 and $26 million or 22% higher than the same period in 2005. This is led by an 84% increase in universal life product sales. Term sales were 7%

higher than 2005 in a very price competitive market while participating products sales decreased by 2% compared to 2005 due to lack of large case sales.

Premiums and deposits on individual life products increased $84 million from the nine months ended September 30, 2005 to $1,757 million in the nine months ended September 30, 2006, highlighted by a 12% growth in non-participating revenue premium, which reflects continued strong persistency results for the Company.

LIVING BENEFITS

In quarter

Total living benefits sales were $12 million, 9% higher than in the third quarter of 2005. Critical illness sales were 20% higher than in the third quarter of 2005 while disability sales were in line with 2005.

Total living benefits premiums were $61 million, 5% higher than the third quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong critical illness sales in the third quarter of 2006.

Nine months

Total living benefits sales were $31 million, 9% lower than for the nine months ended September 2005, due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first half of 2005.

Total living benefit premiums were $180 million, 5% higher than for the nine months ended September 30, 2005 for the same reasons as the three month period.

Assets under administration

Assets under administration	September 30		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,959**	$ 6,001	$ 6,041	$ 6,129
Segregated funds	**19,535**	17,668	18,175	15,759
Group Retirement Services				
Risk-based products	**5,888**	5,820	5,846	5,825
Segregated funds	**22,161**	20,383	20,679	18,699
Total assets under administration	**$ 53,543**	$ 49,872	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 4,654**	$ 2,774	$ 3,310	$ 2,174
Group Retirement Services	**$ 6,265**	$ 6,846	$ 7,001	$ 6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 30,148**	$ 26,443	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 34,314**	$ 33,049	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

Segregated funds sales increased by 7% over the same period in 2005. Growth was achieved by each of Great-West Life, London Life and Canada Life in quarter, with Great-West Life up over 18%. Segregated funds assets increased by over 3% in quarter to $19.5 billion at September 30, 2006 due to strong investment market growth and positive net cash flow.

Premiums from risk-based products increased 57% over the third quarter of 2005 and sales increased by 36%, with both payout annuity and guaranteed savings products showing excellent growth in all distribution channels.

Sales of mutual funds through Quadrus Investment Services increased 44% over the same quarter in 2005. Mutual fund assets grew to nearly $4.7 billion at September 30, 2006, with $1.7 billion of the total in proprietary Quadrus Group of Funds. Quadrus acquired another book of mutual fund business comprising $282 million of assets and 44 representatives which contributed to the growth in third party mutual fund assets under administration. Additional acquisitions of mutual fund books and investment representatives are being evaluated which will continue to build scale and opportunity for additional profitability for Quadrus and future insurance product business.

Nine months

IRIS experienced a strong nine months highlighted by a 13% increase in segregated funds sales over the nine months ended September 30, 2005 with all three operating companies achieving strong growth, lead by Canada Life at 23%. This sales growth is partly due to the momentum created from a lengthy period of favourable investment markets performance and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 7% in year to $19.5 billion at September 30, 2006. This increase in assets

was achieved from good net cash flow of 4% of opening assets and an increase in net investment gains, which were approximately 4% of opening assets.

Premiums from risk-based products decreased 1% from the nine months ended September 30, 2005 and sales were down 5%. In the first two quarters of the year, strong equity markets diverted sales focus away from guaranteed investments. Also, structured settlement annuity sales were lower in 2006. However, strong third quarter results in these product lines provides momentum for a strong finish to the year.

Sales of mutual funds through Quadrus Investment Services increased 53% over the nine months ended September 30, 2005. Mutual fund assets grew by 41% from December 31, 2005 to nearly $4.7 billion at September 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $920 million of assets and over 125 representatives which has contributed to the growth in third party mutual fund assts under administration.

Group Retirement Services

In quarter

Segregated funds deposits increased by 6% versus 2005 with deposits to administered plans increasing by 19% offset by a decline in investment only deposits. Sales of new plans increased 21% over 2005, continuing the momentum from previous quarters. Segregated fund assets increased by over 3% in quarter due to strong investment market growth and positive net cash flow.

Premiums and sales of risk-based products increased significantly over 2005 reflecting a 222% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product in the last 15 months.

Other plan assets grew by about 3% due to the increases in the market value of the securities.

Nine months

Segregated fund deposits increased 13% from the first nine months of 2005 with deposits to administered plans increasing by 19%. Sales of new plans increased 60% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 7% from December 31, 2005 due to both strong net cash flow and market gains.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 132% increase in group payout annuity sales.

The decline in other plan assets from December 31, 2005 is largely due to the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

CORPORATE

Canada Corporate consists of items not associated with the *Canadian business* units, including income on surplus assets, financing costs, expenses and income taxes.

Net Income

In quarter
Net charge in the quarter was $17 million compared to a charge of $15 million in 2005. The decrease in earnings reflects lower income on capital in 2006 and higher tax benefits in 2005.

Nine months
Net charge for nine months was $19 million compared to a charge of $21 million in 2005. In addition to the items described above, the 2005 result included the release of a redundant real estate investment provision of $10 million after-tax.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- GWL&A closed on an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates on October 2, 2006.
- On October 31, 2006, GWL&A reached an agreement with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. GWL&A expects the transaction will close by December 31, 2006, will add nearly 75,000 members to GWL&A's healthcare division, and will be accretive to earnings in 2007.
- Overall, net income in the quarter in US dollars is 6% lower than 2005, with Financial Services down 15% and Healthcare up 5%.
- Membership continued an upward trend, due to growth in specialty markets.
- Effective July 1, 2006, the Company recaptured the business ceded under a bulk reinsurance treaty in 2003. As a result of the recapture, the Company increased its policy liabilities by US$497 million, and reduced its funds held under reinsurance contracts by US$497 million. As well, the Company recorded a US$497 million increase in premiums and deposits, and a US$497 million increase in amounts paid or credited to policyholders.

AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006.

In anticipation of a large receipt of cash from the transaction, the Company purchased approximately US$1.4 billion of U.S. government securities at close of business on September 29th in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The purchases settled in early October. At September 30, both asset and liability balances have increased by approximately US$1.4 billion to reflect this transaction. Upon closing, the transaction is expected to increase assets and policyholder liabilities by US$1.4 billion on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately US$6.3 billion of participant account values.

Selected consolidated financial information - United States

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	0%
Fee and other income	**283**	285	-1%	**870**	875	-1%
Paid or credited to policyholders	**1,420**	719	97%	**3,101**	2,807	10%
Net income - common shareholders	**122**	151	-19%	**383**	445	-14%
Total assets				**$ 28,219**	$ 27,147	4%
Segregated funds assets (1)				**17,043**	16,740	2%
Total assets under administration				**$ 45,262**	$ 43,887	3%

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,261**	$ 553	**$ 2,630**	$ 2,329
Net investment income	**339**	367	**1,011**	1,123
Fee and other income	**283**	285	**870**	875
Total income	**1,883**	1,205	**4,511**	4,327
Benefits and expenses:				
Paid or credited to policyholders	**1,420**	719	**3,101**	2,807
Other	**287**	288	**862**	900
Net operating income before income taxes	**176**	198	**548**	620
Income taxes	**52**	45	**157**	170
Net income before non-controlling interests	**124**	153	**391**	450
Non-controlling interests	**2**	2	**8**	5
Net income - common shareholders	**$ 122**	$ 151	**$ 383**	$ 445

NET INCOME

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 49**	$ 55	-11%	**$ 130**	$ 170	-24%
Financial Services	**70**	96	-27%	**242**	268	-10%
Corporate	**3**	-	-	**11**	7	57%
	$ 122	$ 151	-19%	**$ 383**	$ 445	-14%
In millions US $	**$ 110**	$ 117	-6%	**$ 339**	$ 336	1%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 1,536**	$ 1,603	-4%	**$ 4,814**	$ 4,878	-1%
Financial Services	**1,548**	965	60%	**3,649**	3,600	1%
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	-
Summary by Type						
Risk-based products	**$ 1,261**	$ 553	128%	**$ 2,630**	$ 2,329	13%
Self-funded premium equivalents (ASO contracts)	**1,222**	1,373	-11%	**3,938**	4,232	-7%
Segregated funds deposits						
Individual products	**149**	47	217%	**322**	149	116%
Group products	**452**	595	-24%	**1,573**	1,768	-11%
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	-
Total premiums and deposits US $	**$ 2,772**	$ 2,183	27%	**$ 7,489**	$ 6,949	8%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 153**	$ 373	-59%	**$ 650**	$ 844	-23%
Financial Services	**433**	403	7%	**1,421**	1,239	15%
Total sales	**$ 586**	$ 776	-24%	**$ 2,071**	$ 2,083	-1%
Total sales US $	**$ 530**	$ 654	-19%	**$ 1,832**	$ 1,707	7%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter

In quarter earnings in the Healthcare business unit totalled US$44 million, which is a 5% increase compared to third quarter of 2005 reflecting increased fee revenue.

Nine months

For the nine months ended September 30, 2006, earnings in the Healthcare business unit totalled US$115 million, which is a 10% decrease compared to the same period in 2005. A deterioration in the aggregate stop loss claims experience in all U.S. Market segments and individual stop loss claims experience primarily in Mid, National and Specialty Markets was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health - guaranteed	**$ 314**	$ 230	37%	**$ 876**	$ 646	36%
- ASO	**1,222**	1,373	-11%	**3,938**	4,232	-7%
Total premiums and deposits	**$ 1,536**	$ 1,603	-4%	**$ 4,814**	$ 4,878	-1%
Total premiums and deposits US $	**$ 1,385**	$ 1,357	2%	**$ 4,260**	$ 3,998	7%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	**$ 153**	$ 373	-59%	**$ 650**	$ 844	-23%
Total sales US $	**$ 139**	$ 312	-55%	**$ 575**	$ 692	-17%

Healthcare - members (in thousands)

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(19)**	19	**1,215**	1,285	-5%
National and Specialty Market	**44**	54	**887**	680	30%
Total	**25**	73	**2,102**	1,965	7%

In quarter
The reported net premiums and deposits decreased by 4% compared to the third quarter of 2005. Healthcare premiums and deposits for the quarter increased 2% to US$1,385 million due, primarily to the termination of a stop loss reinsurance agreement effective January 1, 2006 which resulted in a decrease in ceded premium of US$65 million compared to the third quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$1,421 million.

Healthcare sales decreased 55% to US$139 million for the third quarter of 2006 over the same period last year. This decrease is attributable to one large case sold in the National market in third quarter 2005 which was not duplicated in 2006 and lower average case sizes sold in the third quarter of 2006, primarily in Mid Market.

Nine months
The reported net premiums and deposits decreased by 1% compared to the nine months ended September 30, 2005. Healthcare premiums and deposits for the period increased 7% to US$4,260 million due, in part, to renewal price increases and increased membership primarily in Specialty Markets. The termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $190 million compared to the nine months ended September 30, 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$4,188 million.

Membership at September 30, 2006 of 2.102 million members increased 4% from 2.025 million members at December 31, 2005, and 7% from 1.965 million members a year ago, mainly due to Specialty Market sales.

Healthcare sales decreased 17% to US$575 million for nine months ended September 30, 2006 over the same period last year. This decrease is primarily attributable to lower National and Mid Markets sales partially offset by increases in the Select Market.

Financial Services

Net income

In quarter
In quarter earnings were $70 million, which is a decrease of $26 million compared to the same period in 2005. Earnings decreased US$11 million or 15% compared to the same period in 2005 primarily as a result of a US$16 million tax benefit recorded in 2005 related to the resolution of prior years tax issues.

Nine months
For the nine months ended September 30, 2006, earnings were $242 million, which is a decrease of $26 million compared to the same period in 2005. In US dollars, earnings increased 5% compared to the same period in 2005 primarily as a result of higher fee income and net investment margins.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits *Business/Product*	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 343**	$ 192	79%	**$ 863**	$ 621	39%
Retirement Services	**643**	773	-17%	**2,224**	2,979	-25%
Sub-total	**986**	965	2%	**3,087**	3,600	-14%
Premiums recaptured	**562**	-	-	**562**	-	-
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Individual Markets	**$ 343**	$ 192	79%	**$ 863**	$ 621	39%
Retirement Services	**1,205**	773	56%	**2,786**	2,979	-6%
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Total premiums and deposits US $	**$ 1,387**	$ 826	68%	**$ 3,229**	$ 2,951	9%

Sales *Business/Product*	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 175**	$ 62	182%	**$ 433**	$ 165	162%
Retirement Services	**258**	341	-24%	**988**	1,074	-8%
Total sales	**$ 433**	$ 403	7%	**$ 1,421**	$ 1,239	15%
Total sales US $	**$ 391**	$ 342	14%	**$ 1,257**	$ 1,015	24%

Financial Services - participant accounts (in thousands)

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
Individual Markets	**(5)**	(4)	**446**	456	-2%
Public/Non-Profit	**18**	34	**1,617**	1,508	7%
FASCore	**14**	(1)	**908**	706	29%
401(k)	**(1)**	(8)	**474**	483	-2%
Retirement Services	**31**	25	**2,999**	2,697	11%
Total	**26**	21	**3,445**	3,153	9%

In quarter
Premiums and deposits for the quarter were $1,548 million, an increase of $583 million or 60% compared to the same period in 2005. Premiums and deposits in the third quarter include US$497 million due to the recapture of a reinsurance agreement. Excluding the impact of the recapture of the reinsurance agreement, premiums and deposits were US$890 million, an increase of $64 million or 8% compared to the same period in 2005. The increase is attributable to sales of the BOLI general account product.

Sales for the quarter increased $30 million or 7% compared to the same period in 2005. The increase is primarily in Individual Markets, due to higher general and separate account sales of the BOLI product in 2006.

Nine months
Premiums and deposits for the nine months ended September 30, 2006 were $3,649 million, an increase of $49 million or 1% compared to the same period in 2005. Excluding the impact of the recapture of a reinsurance agreement, premiums and deposits were US$2,732 million, a decrease of US$219 million or 7% compared to 2005. The Company's segregated funds include investment options that purchase guaranteed interest annuity contracts. In the first nine months of 2005 there was a large purchase of such guaranteed interest annuity contracts of US$353 million compared to only US$43 million for the nine months ended September 30, 2006. Individual Markets premium increased US$248 million primarily related to higher BOLI sales.

Sales for the nine months ended September 30, 2006 increased $182 million or 15% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general and separate account sales of the BOLI product, as well as increased sales of the Schwab variable annuity product.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the third quarter of 2005 including Franklin Templeton Investments with 77,000 participants, Federated Investors with 80,000 participants and JP Morgan with 15,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	**% Change**
General account - fixed options					
Public/Non-profit	**$ (58)**	$ (290)	**$ 4,014**	$ 4,378	-8%
401(k)	**10**	(45)	**1,260**	1,281	-2%
	$ (48)	$ (335)	**$ 5,274**	$ 5,659	-7%
Segregated funds - variable options					
Public/Non-profit	**$ 240**	$ (222)	**$ 6,419**	$ 6,516	-1%
401(k)	**140**	(267)	**7,438**	7,369	1%
	$ 380	$ (489)	**$ 13,857**	$ 13,885	-
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 1,602**	$ 256	**$ 44,754**	$ 38,785	15%
401(k)	**70**	(338)	**6,494**	6,005	8%
Institutional (FASCore)	**952**	(566)	**27,857**	21,226	31%
	$ 2,624	$ (648)	**$ 79,105**	$ 66,016	20%

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 3% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have increased 3% in US dollars compared to the same period last year due to the improvement in U.S. equity markets.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 24% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.2553
September 30, 2005	$1.16	$1.22	$1.2534
June 30, 2005	$1.23	$1.24	$1.2440

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. Refer to "Non-GAAP Financial Measures" section of this report.

2006 DEVELOPMENTS

- Shareholder net income in quarter was $129 million, up 72% from the third quarter of 2005. Excluding the unfavourable impact of currency translation, shareholder net income was up 97%.
- Insurance & Annuities premiums and deposits in quarter increased by $517 million, up 38% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities premiums and deposits increased 44%.
- Insurance & Annuities sales in quarter increased by $475 million, up 50% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities sales grew by 57%.
- The Company agreed to purchase a payout annuity block of business from The Equitable Life Assurance Society in the U.K. in the second quarter.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the second quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At September 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion on the consolidated balance sheet.

FINANCIAL INFORMATION – EUROPE

Selected consolidated financial information - Europe

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%
Fee and other income	**155**	123	26%	**453**	357	27%
Paid or credited to policyholders	**1,837**	1,391	32%	**5,971**	5,015	19%
Net income - common shareholders	**129**	75	72%	**336**	277	21%
Total assets				**$ 37,712**	$ 25,002	51%
Segregated funds assets				**22,745**	18,242	25%
Total assets under administration				**$ 60,457**	$ 43,244	40%

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,508**	1,182	**$ 5,067**	$ 4,648
Net investment income	**516**	337	**1,313**	829
Fee and other income	**155**	123	**453**	357
Total income	**2,179**	1,642	**6,833**	5,834
Benefits and expenses:				
Paid or credited to policyholders	**1,837**	1,391	**5,971**	5,015
Other	**181**	159	**458**	468
Amortization of finite life intangible assets	**1**	2	**3**	4
Net operating income before income taxes	**160**	90	**401**	347
Income taxes	**24**	14	**43**	62
Net income before non-controlling interests	**136**	76	**358**	285
Non-controlling interests	**4**	1	**16**	8
Net income - shareholders	**132**	75	**342**	277
Perpetual preferred share dividends	**3**	-	**6**	-
Net income - common shareholders	**$ 129**	$ 75	**$ 336**	$ 277

NET INCOME

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Insurance & Annuities	**$ 98**	$ 77	27%	**$ 275**	$ 234	18%
Reinsurance	**34**	9	278%	**77**	53	45%
Corporate	**(3)**	(11)	-73%	**(16)**	(10)	60%
	$ 129	$ 75	72%	**$ 336**	$ 277	21%

Note: 2005 results have been reclassified to conform with the 2006 segment presentation.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,527**	$ 998	53%	**$ 4,445**	$ 3,145	41%
Ireland / Germany	**336**	346	-3%	**990**	1,011	-2%
International	**6**	8	-25%	**16**	25	-36%
Insurance & Annuities	**1,869**	1,352	38%	**5,451**	4,181	30%
Reinsurance	**749**	654	15%	**3,097**	2,776	12%
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%
Summary by Type						
Risk-based products	**$ 1,508**	$ 1,182	28%	**$ 5,067**	$ 4,648	9%
Segregated funds deposits						
Individual products	**1,110**	824	35%	**3,481**	2,309	51%
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,272**	$ 790	61%	**$ 3,582**	$ 2,359	52%
Ireland / Germany	**155**	162	-4%	**504**	556	-9%
Insurance & Annuities	**1,427**	952	50%	**4,086**	2,915	40%
Reinsurance	**668**	577	16%	**2,856**	2,565	11%
Total sales	**$ 2,095**	$ 1,529	37%	**$ 6,942**	$ 5,480	27%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter
Net income attributable to common shareholders increased $21 million or 27%, to $98 million compared to the third quarter of 2005. Excluding the unfavourable impact of currency translation, net income was up 46%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. The Phoenix and London block contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality and expense experience in the group insurance business. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Nine months
Net income attributable to common shareholders increased $41 million or 18%, to $275 million compared to the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation , net income was up 32%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. In addition, earnings benefited from improved mortality, morbidity and expense experience, favourable investment experience and asset/liability matching in the group insurance business. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $517 million or 38%. Excluding the unfavourable currency translation impact of $82 million, premiums and deposits increased $599 million or 44% compared to the third quarter of 2005. The increase was due to higher premiums on payout annuity products and segregated fund premiums on savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. The UK payout annuity sales increase, as compared to the same period in 2005, reflected a surge of business following the implementation of new retirement legislation in April of 2006.

Sales increased by $475 million or 50%. Excluding the unfavourable currency translation impact of $67 million, sales increased $542 million or 57% compared to the third quarter of 2005. The strong sales growth was driven by U.K. payout annuities, savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. While the results were strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Nine months
Premiums and deposits increased $1,270 million or 30% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $531 million, premiums and deposits increased $1,801 million or 43% compared to the same period in 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Germany and higher premiums in U.K. payout annuities. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

Sales increased by $1,171 million or 40% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $398 million, sales increased $1,569 million or 54% compared to the same period in 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and Ireland, and UK payout annuities were partly offset by weaker pension sales in Ireland and Germany. The slight decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products in 2004. Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased 89% compared to the same period last year. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

REINSURANCE

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. The $30 million after tax provision relating to expected losses arising from hurricane activity along the Gulf Coast of the United States and the $19 million reduction of provisions held in connection with 9/11 claims recorded in the third quarter of 2005 in Reinsurance, have been reclassified to Corporate.

Net income

In quarter
Net income for the Reinsurance business unit was $34 million, an increase of $25 million compared to the same period in 2005. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts. The 2005 results also included favourable investment experience and asset/liability matching.

Nine months
Net income for the Reinsurance business unit was $77 million, an increase of $24 million from the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation, net income was up 59%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the third quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $48 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter
Premiums and deposits for the Reinsurance business unit were $749 million, an increase of $95 million or 15% over the third quarter of 2005. Sales were $668 million, an increase of $91 million or 16% over the same period in 2005. This primarily reflects higher business activity.

Nine months
Premiums and deposits for the Reinsurance business unit were $3,097 million, an increase of $321 million or 12% over the nine months ended September 30, 2005. Sales were $2,856 million, an increase of $291 million or 11% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006, as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

CORPORATE

In the second quarter, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, certain non-continuing items relating to hurricane provisions and 9/11 claims experience as well as the results for non-core international businesses.

Net income

In quarter
The third quarter 2006 results included financing costs of $3 million partly offset by income from the non-continuing operations. The third quarter 2005 results reflected a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

Nine months
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001. Partly mitigating this charge were two other non-recurring items which in aggregate increased net income by $17 million. The 2005 results reflect a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	27	(3)	27	(9)
Fee and other income	-	-	-	-
Total income	27	(3)	27	(9)
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	1	3	3
Restructuring costs	-	4	-	22
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	26	(8)	24	(34)
Income taxes	21	-	29	4
Net income before non-controlling interests	5	(8)	(5)	(38)
Non-controlling interests	-	-	-	-
Net income - common shareholders	$ 5	$ (8)	$ (5)	$ (38)

In quarter

Corporate net income was $5 million compared to a charge of $8 million in the third quarter of 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($4 million in 2005), $5 million of U.S. withholding tax ($3 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $1 million of operating expense ($1 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

Nine months

Corporate net income was a charge of $5 million compared to a charge of $38 million for the nine months ended September 30, 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($17 million in 2005), $11 million of U.S. withholding tax ($14 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, $2 million of operating expense ($7 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 4,332**	$ 3,186	**$ 12,471**	$ 11,530
Net investment income (note 2)	**1,577**	1,396	**4,416**	4,015
Fee and other income	**658**	606	**1,982**	1,808
	6,567	5,188	**18,869**	17,353
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**325**	294	**999**	954
Operating expenses	**532**	535	**1,635**	1,652
Premium taxes	**67**	58	**193**	183
Financing charges (note 3)	**54**	49	**152**	146
Amortization of finite life intangible assets	**5**	5	**14**	14
Restructuring costs	**-**	4	**-**	22
Net income before income taxes	**713**	593	**2,045**	1,835
Income taxes - current	**198**	194	**425**	393
Income taxes - future	**(12)**	(54)	**66**	48
Net income before non-controlling interests	**527**	453	**1,554**	1,394
Non-controlling interests (note 8)	**36**	24	**132**	86
Net income - shareholders	**491**	429	**1,422**	1,308
Perpetual preferred share dividends	**14**	8	**38**	22
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
Earnings per common share (note 12)				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2006	December 31, 2005	September 30, 2005
Assets			
Bonds	$ 62,558	$ 59,298	$ 59,132
Mortgage loans	15,113	14,605	14,422
Stocks	4,271	4,028	3,654
Real estate	2,050	1,842	1,814
Loans to policyholders	6,692	6,646	6,522
Cash and certificates of deposit	3,267	2,961	3,248
Funds held by ceding insurers	11,596	2,556	1,980
Goodwill	5,325	5,327	5,327
Intangible assets	1,450	1,453	1,462
Other assets (note 4)	3,646	3,445	3,523
Total assets	$ 115,968	$ 102,161	$ 101,084
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 82,556	$ 71,263	$ 70,223
Provision for claims	1,140	999	1,041
Provision for policyholder dividends	559	535	599
Provision for experience rating refunds	439	401	368
Policyholder funds	2,071	2,088	1,843
	86,765	75,286	74,074
Debentures and other debt instruments (note 5)	1,953	1,903	1,922
Funds held under reinsurance contracts	3,433	4,089	4,350
Other liabilities (note 6)	5,953	4,231	4,422
Repurchase agreements	1,072	1,023	1,042
Deferred net realized gains	2,726	2,598	2,495
	101,902	89,130	88,305
Preferred shares (note 9)	760	787	797
Capital trust securities and debentures (note 7)	647	648	649
Non-controlling interests (note 8)			
Participating account surplus in subsidiaries	1,845	1,741	1,716
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	155	157	157
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	799	799
Common shares	4,673	4,660	4,659
Accumulated surplus	5,590	4,860	4,603
Contributed surplus	26	19	20
Currency translation account	(938)	(849)	(830)
	10,450	9,489	9,251
Liabilities, share capital and surplus	$ 115,968	$ 102,161	$ 101,084

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**1,422**	1,308
Repatriation of Canada Life seed capital from participating account	**-**	2
Share issue costs - preferred shares	**(5)**	(6)
Common share cancellation excess	**(36)**	(34)
Dividends to shareholders		
Perpetual preferred shareholders	**(38)**	(22)
Common shareholders	**(613)**	(535)
Balance, end of period	**$ 5,590**	$ 4,603
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock options		
Current year expense (note 10)	**8**	6
Exercised	**(1)**	-
Balance, end of period	**$ 26**	$ 20
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**(89)**	(404)
Balance, end of period	**$ (938)**	$ (830)

GREAT-WEST
LIFECO INC.

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 491**	$ 429	**$ 1,422**	$ 1,308
Adjustments for non-cash items:				
Change in policy liabilities	**1,172**	136	**1,575**	1,594
Change in funds held by ceding insurers	**40**	127	**471**	357
Change in funds held under reinsurance contracts	**(524)**	79	**(621)**	11
Change in current income taxes payable	**50**	82	**(24)**	11
Future income tax expense	**(12)**	(54)	**66**	48
Other	**131**	11	**206**	111
Cash flows from operations	**1,348**	810	**3,095**	3,440
Financing Activities				
Issue of common shares	**3**	4	**20**	16
Issue of preferred shares	**-**	300	**300**	300
Purchased and cancelled common shares	**(13)**	(15)	**(43)**	(42)
Redemption of preferred shares	**(18)**	(7)	**(30)**	(7)
Issue of subordinated debentures in subsidiary	**-**	-	**336**	-
Repayment of subordinated debentures in subsidiary	**(250)**	-	**(250)**	-
Repayment of debentures and other debt instruments	**-**	(128)	**(22)**	(150)
Share issue costs	**1**	(6)	**(5)**	(6)
Dividends paid	**(228)**	(195)	**(651)**	(557)
	(505)	(47)	**(345)**	(446)
Investment Activities				
Bond sales and maturities	**7,351**	5,110	**20,683**	18,666
Mortgage loan repayments	**523**	(38)	**1,434**	1,529
Stock sales	**421**	384	**977**	984
Real estate sales	**129**	6	**174**	74
Change in loans to policyholders	**(19)**	(12)	**(239)**	(184)
Change in repurchase agreements	**14**	(163)	**132**	227
Acquisition of business	**-**	22	**-**	22
Investment in bonds	**(7,586)**	(4,904)	**(22,091)**	(19,974)
Investment in mortgage loans	**(847)**	36	**(2,052)**	(1,705)
Investment in stocks	**(380)**	(428)	**(1,018)**	(1,180)
Investment in real estate	**(399)**	(186)	**(515)**	(411)
	(793)	(173)	**(2,515)**	(1,952)
Effect of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase in cash and certificates of deposit	**81**	422	**306**	776
Cash and certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

For the three months ended September 30, 2006	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,009	$ 61	$ 2	$ -	$ 1,072
Mortgage loans	219	11	-	-	230
Stocks	33	61	-	-	94
Real estate	29	17	-	-	46
Other	153	-	-	(18)	135
	$ 1,443	$ 150	$ 2	$ (18)	$ 1,577

For the three months ended September 30, 2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 831	$ 60	$ (5)	$ -	$ 886
Mortgage loans	220	14	2	-	236
Stocks	17	81	-	-	98
Real estate	22	14	-	-	36
Other	154	-	-	(14)	140
	$ 1,244	$ 169	$ (3)	$ (14)	$ 1,396

For the nine months ended September 30, 2006	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,818	$ 185	$ 8	$ -	$ 3,011
Mortgage loans	650	35	1	-	686
Stocks	98	185	-	-	283
Real estate	83	46	-	-	129
Other	359	-	-	(52)	307
	$ 4,008	$ 451	$ 9	$ (52)	$ 4,416

For the nine months ended September 30, 2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,398	$ 191	$ 14	$ -	$ 2,603
Mortgage loans	666	41	17	-	724
Stocks	91	169	-	-	260
Real estate	97	33	-	-	130
Other	339	-	-	(41)	298
	$ 3,591	$ 434	$ 31	$ (41)	$ 4,015

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	2006	2005
Interest on long-term debentures and other debt instruments	$ 32	$ 30	$ 89	$ 89
Preferred share dividends	9	10	28	29
Interest on capital trust debentures	13	13	37	37
Other	4	-	7	-
Distributions on capital trust securities held by consolidated group as temporary investments	(4)	(4)	(9)	(9)
Total	$ 54	$ 49	$ 152	$ 146

4. Other Assets

Other assets consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Premiums in course of collection	$ 565	$ 623	$ 510
Interest due and accrued	1,059	893	973
Future income taxes	304	363	424
Fixed assets	255	279	264
Prepaid expenses	73	76	68
Accounts receivable	650	716	732
Accrued pension asset	192	179	194
Other	548	316	358
	$ 3,646	$ 3,445	$ 3,523

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	$ 106	$ 112	$ 110
Revolving credit in respect of reinsurance business with interest rates from 6.0% to 6.1% maturing within one year (5.0% to 5.2% in 2005)	2	14	15
Total short term	108	126	125
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	5	13	31
	305	563	581
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	196	205	207
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	1,845	1,777	1,797
Total debentures and other debt instruments	$ 1,953	$ 1,903	$ 1,922

On September 19, 2006 The Canada Life Assurance Company (Canada Life) repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Current income taxes	$ 351	$ 374	$ 415
Accounts payable	400	511	541
Liability for restructuring costs	-	-	22
Post retirement benefits provision	519	508	496
Bank overdraft	424	449	532
Future income taxes	314	317	290
Security purchase payable (note 13)	1,568	-	-
Other	2,377	2,072	2,126
	$ 5,953	$ 4,231	$ 4,422

7. Capital Trust Securities and Debentures

	September 30, 2006	December 31, 2005	September 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	35
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 649

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2006 and September 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 29**	$ 22	**$ 88**	$ 82
London Life	**170**	155	**522**	459
Canada Life	**47**	44	**139**	134
GWL&A	**26**	32	**95**	112
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(78)**	(73)
London Life	**(145)**	(139)	**(425)**	(406)
Canada Life	**(45)**	(40)	**(135)**	(129)
GWL&A	**(24)**	(30)	**(88)**	(107)
Net income	**31**	19	**118**	72
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 36**	$ 24	**$ 132**	$ 86

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Participating account surplus:			
Great-West Life	**$ 382**	$ 372	$ 369
London Life	**1,243**	1,151	1,132
Canada Life	**29**	25	20
GWL&A	**191**	193	195
	$ 1,845	$ 1,741	$ 1,716
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	12
	$ 155	$ 157	$ 157

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	September 30, 2006		December 31, 2005		September 30, 2005	
	Number	**Stated value**	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 199**	7,978,900	$ 199	7,995,700	$ 200
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**22,422,215**	**561**	23,499,915	588	23,866,115	597
	30,401,115	**$ 760**	31,478,815	$ 787	31,861,815	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	-	-	-	-
	43,957,001	**$ 1,099**	31,957,001	$ 799	31,957,001	$ 799
Common shares:						
Balance, beginning of year	**890,689,076**	**$ 4,660**	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under						
Normal Course Issuer Bid	**(1,511,300)**	**(7)**	(2,012,600)	(11)	(1,493,100)	(8)
Issued under Stock Option Plan	**1,911,667**	**20**	2,109,328	20	1,787,030	16
Balance, end of period	**891,089,443**	**$ 4,673**	890,689,076	$ 4,660	890,886,278	$ 4,659

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the nine months ended September 30, 2006, 1,077,700 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $30 or an average of $27.37 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

No options were granted under the Company's stock option plan during the third quarter of 2006 and 50,000 options were granted during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second or third quarter of 2005). The weighted-average fair value of options granted during the nine months ended September 30, 2006 were $5.48 per option ($6.68 per option during the nine months ended September 30, 2005).

Compensation expense of $8 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2006 ($6 after tax for the nine months ended September 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Pension benefits	**$ 17**	$ 20	**$ 54**	$ 53
Other benefits	**4**	11	**16**	33
Total	**$ 21**	$ 31	**$ 70**	$ 86

12. Earnings Per Common Share

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
b) Number of common shares				
Average number of common shares outstanding			**891,036,927**	891,001,423
Add:				
-Potential exercise of outstanding stock options			**6,523,709**	8,017,290
Average number of common shares outstanding - diluted basis			**897,560,636**	899,018,713
Earnings per common share				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

GREAT-WEST LIFECO INC.

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the consolidated balance sheet at September 30, 2006.

(b) During the second quarter of 2006, GWL&A, entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $7.1 billion (U.S. $6.3 billion) of participant account values.

In anticipation of a large receipt of cash in early October associated with the above transaction, the Company purchased approximately $1.6 billion (U.S. $1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (U.S. $1.4 billion) at September 30, 2006.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

14. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

15. Segmented Information

Consolidated Operations

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,451	$ 553	$ 1,182	$ -	$ 3,186
Net investment income	695	367	337	(3)	1,396
Fee and other income	198	285	123	-	606
Total income	2,344	1,205	1,642	(3)	5,188
Benefits and expenses:					
Paid or credited to policyholders	1,540	719	1,391	-	3,650
Other	488	288	159	1	936
Amortization of finite life intangible assets	3	-	2	-	5
Restructuring costs	-	-	-	4	4
Net operating income before income taxes	313	198	90	(8)	593
Income taxes	81	45	14	-	140
Net income before non-controlling interests	232	153	76	(8)	453
Non-controlling interests	21	2	1	-	24
Net income - shareholders	211	151	75	(8)	429
Perpetual preferred share dividends	8	-	-	-	8
Net income - common shareholders	$ 203	$ 151	$ 75	$ (8)	$ 421

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

For the nine months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,553	$ 2,329	$ 4,648	$ -	$ 11,530
Net investment income	2,072	1,123	829	(9)	4,015
Fee and other income	576	875	357	-	1,808
Total income	7,201	4,327	5,834	(9)	17,353
Benefits and expenses:					
Paid or credited to policyholders	4,725	2,807	5,015	-	12,547
Other	1,564	900	468	3	2,935
Amortization of finite life intangible assets	10	-	4	-	14
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	902	620	347	(34)	1,835
Income taxes	205	170	62	4	441
Net income before non-controlling interests	697	450	285	(38)	1,394
Non-controlling interests	73	5	8	-	86
Net income - shareholders	624	445	277	(38)	1,308
Perpetual preferred share dividends	22	-	-	-	22
Net income - common shareholders	$ 602	$ 445	$ 277	$ (38)	$ 1,286

GREAT-WEST LIFECO INC.

Page intentionally left blank.

IGM FINANCIAL INC.

PART D

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

SEPTEMBER 30, 2006

Please note that the bottom of each page in Part D contains two different page numbers. A page number with the prefix "D" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc.(IGM Financial or the Company) as at and for the three and nine months ended September 30, 2006, compared with the same periods in 2005, and should be read in conjunction with the 2005 IGM Financial Inc. Annual Report and the 2006 IGM Financial Inc. First and Second Quarter Report to Shareholders filed on www.sedar.com. Commentary in the MD&A as at and for the three and nine months ended September 30, 2006 is as of November 1, 2006.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.

Summary of Consolidated Operating Results

Net income for the three months ended September 30, 2006 was $191.4 million compared to $176.6 million for the same period in 2005, an increase of 8.4%. Diluted earnings per share were 72 cents for the period compared to 66 cents in 2005, an increase of 9.1% for the quarter.

Net income for the nine months ended September 30, 2006 was $577.1 million. This amount included a $13.7 million (5 cents per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001. There is no expectation that the future tax liability will become payable as the Company has no intention of disposing of these assets. Diluted earnings per share on this basis were $2.16 for the period. Net income for the nine months ended September 30, 2006, excluding the non-cash income tax benefit, was $563.4 million compared to net income of $505.2 million in 2005, an increase of 11.5%. Diluted earnings per share on the same basis were $2.11 for the period compared to diluted earnings per share of $1.90 for the same period in 2005, an increase of 11.1%.

Shareholders' equity was $3.72 billion as at September 30, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the nine months ended September 30, 2006, excluding a non-cash income tax benefit, was 20.3% compared with return on average common equity of 19.9% for the same period in 2005. The quarterly dividend per common share of 39.75 cents in the third quarter represented an increase of 2.75 cents or 7.4% from 37.0 cents in the second quarter of 2006.

NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) excluding a non-cash income tax benefit for the nine months ended September 30, 2006 exclude a non-cash income tax benefit recorded in the second quarter resulting from decreases in federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Net income excluding a non-cash income tax benefit – Non-GAAP measure	**$ 191.4**	$ 176.6	**$ 563.4**	$ 505.2
Non-cash income tax benefit	**–**	–	**13.7**	–
Net income – GAAP	**$ 191.4**	$ 176.6	**$ 577.1**	$ 505.2
Earnings per share excluding a non-cash income tax benefit – Non-GAAP measure	**$ 0.72**	$ 0.66	**$ 2.11**	$ 1.90
Non-cash income tax benefit	**–**	–	**0.05**	–
Earnings per share – GAAP	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90
EBITDA – Non-GAAP measure	**$ 386.4**	$ 344.5	**$ 1,135.4**	$ 1,012.2
Commission amortization	**(73.6)**	(66.7)	**(220.3)**	(194.3)
Amortization of capital and intangible assets	**(5.2)**	(5.7)	**(15.9)**	(17.1)
Interest expense on long-term debt and dividends on preferred shares	**(26.4)**	(27.0)	**(78.6)**	(80.3)
Income before income taxes and non-controlling interest	**281.2**	245.1	**820.6**	720.5
Income taxes	**(89.6)**	(68.3)	**(242.1)**	(214.0)
Non-controlling interest	**(0.2)**	(0.2)	**(1.4)**	(1.3)
Net income – GAAP	**$ 191.4**	$ 176.6	**$ 577.1**	$ 505.2

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

Three months ended September 30 (\$ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**\$ 334.7**	\$ 308.6	**\$ 224.2**	\$ 216.3	**\$ 28.8**	\$ 23.5	**\$ 587.7**	\$ 548.4
Net investment income and other	**38.1**	28.3	**6.5**	4.9	**10.8**	5.4	**55.4**	38.6
	372.8	336.9	**230.7**	221.2	**39.6**	28.9	**643.1**	587.0
Operating expenses								
Commissions	**97.6**	83.8	**90.1**	85.8	**17.5**	13.9	**205.2**	183.5
Non-commission	**64.2**	64.9	**62.1**	63.2	**8.2**	7.6	**134.5**	135.7
	161.8	148.7	**152.2**	149.0	**25.7**	21.5	**339.7**	319.2
Earnings before interest and taxes	**\$ 211.0**	\$ 188.2	**\$ 78.5**	\$ 72.2	**\$ 13.9**	\$ 7.4	**303.4**	267.8
Interest expense							**22.2**	22.7
Income before income taxes and non-controlling interest							**281.2**	245.1
Income taxes							**89.6**	68.3
Income before non-controlling interest							**191.6**	176.8
Non-controlling interest							**0.2**	0.2
Net income							**\$ 191.4**	\$ 176.6

Nine months ended September 30 (\$ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**\$ 992.0**	\$ 884.8	**\$ 687.7**	\$ 643.4	**\$ 84.4**	\$ 75.3	**\$ 1,764.1**	\$ 1,603.5
Net investment income and other	**113.0**	101.7	**20.3**	13.5	**28.6**	20.6	**161.9**	135.8
	1,105.0	986.5	**708.0**	656.9	**113.0**	95.9	**1,926.0**	1,739.3
Operating expenses								
Commissions	**287.3**	238.9	**274.9**	252.5	**51.6**	45.6	**613.8**	537.0
Non-commission	**204.9**	199.0	**196.4**	192.1	**24.1**	23.1	**425.4**	414.2
	492.2	437.9	**471.3**	444.6	**75.7**	68.7	**1,039.2**	951.2
Earnings before interest and taxes	**\$ 612.8**	\$ 548.6	**\$ 236.7**	\$ 212.3	**\$ 37.3**	\$ 27.2	**886.8**	788.1
Interest expense							**66.2**	67.6
Income before income taxes and non-controlling interest							**820.6**	720.5
Income taxes							**242.1**	214.0
Income before non-controlling interest							**578.5**	506.5
Non-controlling interest							**1.4**	1.3
Net income								
GAAP							**\$ 577.1**	\$ 505.2
Excluding a non-cash income tax benefit[1]							**\$ 563.4**	\$ 505.2

[1] *Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.*

IGM FINANCIAL INC.

The Corporate and Other segment includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations. Earnings before interest and taxes were $13.9 million for the three months ended September 30, 2006 compared to $7.4 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $1.0 million higher than 2005 levels. Net investment income on unallocated investments increased by $5.4 million in 2006 compared with 2005 as a result of higher balances and increases in interest rates.

For the nine months ended September 30, 2006, earnings before interest and taxes for Corporate and Other were $37.3 million compared to $27.2 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $0.3 million higher than 2005 levels. Investment Planning Counsel's 2005 results included a non-recurring gain of $1.1 million related to the disposition of an investment. Net investment income on unallocated investments increased by $13.4 million in 2006 compared with 2005 related to both higher balances and higher interest rates. Other income decreased by $4.2 million in 2006 compared with 2005. Other income in 2005 included the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents the interest expense on both the remaining debt issued pursuant to the Mackenzie acquisition and a note payable to Power Financial Corporation, as well as dividends paid on the outstanding preferred shares. Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $17.0 million and $50.7 million for the three and nine month periods ended September 30, 2006 compared with $17.5 million and $52.1 million in 2005. The decrease in both the three and nine month periods related to the interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $5.2 million and $15.5 million for the three and nine month periods in both 2006 and 2005.
- *Income taxes* – The effective income tax rate for the three months ended September 30, 2006 was 31.8% compared with 27.9% in 2005 as shown in Table 3. The change in the effective income tax rate relates primarily to the amount of favourable tax experience recognized in 2005 compared with 2006 as reflected in the Other items line in Table 3.

  The effective income tax rate for the nine months ended September 30, 2006 was 29.5% compared with 29.7% in 2005. As a result of decreases in federal corporate income tax rates and the resulting reduction in the future income tax liability related to indefinite life intangible assets, the Company recorded a

TABLE 3: EFFECTIVE INCOME TAX RATE

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	**2006**	2005
Income taxes at Canadian federal and provincial statutory rates	**35.45%**	35.90%	**35.47%**	35.95%
Effect of:				
Dividend income	**(0.16)**	(0.18)	**(0.16)**	(0.19)
Net capital gains and losses	**(0.88)**	(0.93)	**(0.91)**	(0.82)
Share of earnings of affiliate	**(2.36)**	(2.92)	**(2.55)**	(2.81)
Preferred dividends paid	**0.67**	0.78	**0.69**	0.80
Impact of rate changes on future income taxes related to indefinite life intangible assets	**–**	–	**(1.66)**	–
Other items	**(0.89)**	(4.76)	**(1.38)**	(3.22)
Effective income tax rate	**31.83%**	27.89%	**29.50%**	29.71%

IGM FINANCIAL INC.

$13.7 million ($0.05 per share) non-cash income tax benefit in the second quarter. This resulted in a 1.66% reduction in the effective income tax rate for the nine month period in 2006. The benefit of the reduction in federal and provincial corporate income tax rates on other operating future income tax assets and liabilities is reflected in the Other items line.

Continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2006 compared with 2005 are reflected in Table 4.

For the three months ended September 30, 2006, sales of Investors Group mutual funds through its Consultant network were $1.2 billion, an increase of 3.3% from 2005. Mutual fund redemptions totalled $1.1 billion for the same period, a decrease of 2.8% from 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.1% at September 30, 2006 from 9.1% at September 30, 2005 and remains below the average redemption rate of approximately 15.5% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $127 million in 2006 compared with net sales of $56 million in 2005, an increase of 129%. Sales of long-term funds were

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Sales	**$ 1,244.4**	$ 1,205.1	3.3%	**$ 4,692.5**	$ 4,111.1	14.1%
Redemptions	**1,117.3**	1,149.6	(2.8)	**3,682.6**	3,587.3	2.7
Net sales	**127.1**	55.5	129.0	**1,009.9**	523.8	92.8
Market and income	**2,034.6**	2,067.1	(1.6)	**2,281.9**	4,011.2	(43.1)
Net change in assets	**2,161.7**	2,122.6	1.8	**3,291.8**	4,535.0	(27.4)
Beginning assets	**51,831.1**	46,922.2	10.5	**50,701.0**	44,509.8	13.9
Ending assets	**$ 53,992.8**	$ 49,044.8	10.1%	**$ 53,992.8**	$ 49,044.8	10.1%
Consists of:						
Investors Masterseries™ funds				**$ 46,432.7**	$ 42,247.4	9.9%
IG Mackenzie partner funds				**2,345.5**	2,051.4	14.3
Partner funds				**4,683.1**	4,246.4	10.3
*i*Profile™ funds				**531.5**	499.6	6.4
				$ 53,992.8	$ 49,044.8	10.1%
Average daily assets	**$ 53,105.3**	$ 48,295.0	10.0%	**$ 52,700.9**	$ 46,481.5	13.4%

$1.0 billion for the three months ended September 30, 2006, unchanged from 2005. Net sales of long-term funds were $45 million compared to net sales of $10 million in 2005.

For the nine months ended September 30, 2006, sales of Investors Group mutual funds were $4.7 billion, an increase of 14.1% from 2005. Mutual fund redemptions totalled $3.7 billion for the same period, an increase of 2.7% from 2005. Net sales of Investors Group mutual funds were $1.0 billion in 2006 compared with net sales of $524 million in 2005, an increase of 92.8%. Sales of long-term funds were $4.0 billion for the nine months ended September 30, 2006, compared with $3.4 billion in 2005, an increase of 15.2%. Net sales of long-term funds were $772 million compared to net sales of $361 million in 2005, an increase of 114%.

At September 30, 2006, 34% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar† fund ranking service and 69% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared to the Morningstar† universe of 31% for four and five star funds and 67% for three stars or better at September 30, 2006. Morningstar Ratings† are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds.

Investors Group's mutual fund assets under management were $54.0 billion at September 30, 2006 as shown in Table 4. This level of assets represented an increase of $2.2 billion or 4.2% from June 30, 2006 and reflected net sales of $127.1 million and market appreciation of $2.0 billion for the quarter. During the nine month period ending September 30, 2006 assets increased by $3.3 billion or 6.5% with net sales of $1.0 billion and market appreciation of $2.3 billion accounting for the increase in assets. During the twelve month period ended September 30, 2006, assets increased by $4.9 billion or 10.1% and reflected net market appreciation of $3.7 billion and net sales of mutual funds totalling $1.2 billion.

On July 21, 2006, Investors Group launched new funds in both unit trust and Corporate Class versions to further complement the existing lineup. Two Canadian growth mandates, Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund, invest primarily in growth-oriented Canadian companies. Additionally, the new unit trust funds were incorporated into a select number of Investors Group's Alto™ and Allegro™ portfolio funds.

On August 14, 2006, Investors Group launched the Investors Greater China Fund and a Corporate Class version of the Fund (named Investors Greater China Class). These funds will invest in equity securities of companies located in China, Hong Kong, Taiwan and Singapore and in companies that derive a significant portion of their revenues from the Greater China area.

On September 5, 2006, Investors Group announced the establishment of the Investors Group Charitable Giving Program™. This donor-advised giving program will enable Canadians to make charitable donations that will support charities of their choice.

Other Products and Services

INSURANCE

Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended September 30, 2006, sales of insurance products as measured by annualized premiums were $8.2 million, unchanged from the prior year. For the nine months ended September 30, 2006, sales of insurance products were $24.9 million, an increase of 2.0% or $0.5 million from 2005. Total face amount of insurance in force at September 30, 2006 was $40.0 billion, an increase of $3.7 billion from September 30, 2005.

SECURITIES OPERATIONS

Investors Group provides securities services to clients through Investors Group Securities Inc. At September 30, 2006, assets under administration in Investors Group Securities Inc. were $1.2 billion.

MORTGAGE OPERATIONS

Investors Group Consultants play an important role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists.

Through its mortgage banking operations, mortgages are sold to Investors Mortgage and Short Term Income Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages. Investors Group mortgage operations provides both origination and servicing as outlined in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. At September 30, 2006, Investors Group serviced $5.9 billion in mortgages, as compared to $5.4 billion at September 30, 2005.

SOLUTIONS BANKING†

Investors Group provides banking services to its clients through Solutions Banking†. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

SEGREGATED FUNDS

At September 30, 2006, Investors Group offered its clients eight segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company and invest in mutual funds managed by Investors Group. At September 30, 2006, total segregated fund assets were $119.4 million compared to $68.0 million at September 30, 2005. On October 2, 2006, Investors Group launched 14 new segregated portfolio funds. Each new segregated portfolio fund emulates an existing Alto™ or Allegro™ portfolio fund.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also offers guaranteed investment certificates to its clients through Investors Group Trust Co. Ltd. and a number of other financial institutions.

Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. As at September 30, 2006, the number of Consultants totalled 3,860 compared to 3,668 at December 31, 2005 and 3,560 one year ago. The number of Consultants with more than four years experience was 2,174 compared to 2,100 at December 31, 2005 and 2,098 one year ago. The Consultant network has grown in each of the last nine consecutive quarters and now stands at its highest level on record.

In 2005, Investors Group added seven new region offices concurrent with the growth of its field management and the number of new Consultants. In 2006, Investors Group is embarking on a further phase of region office expansion with five new region offices announced for Vancouver, Regina, London, Mississauga, and Halifax.

Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three and nine month periods ended September 30, 2006 compared with 2005 are presented in Table 5.

FEE AND NET INVESTMENT INCOME

For the three months ended September 30, 2006, management fee income increased by $23.1 million to $260.9 million, reflecting the increase of 10.0% in average daily mutual fund assets during the quarter compared with 2005. For the nine month period, management fee income increased $90.8 million, reflecting the increase of 13.4% in year-to-date average daily mutual fund assets compared with 2005. Management fee income represents 195 basis points of average daily mutual fund assets in both the three and nine month periods in 2006, unchanged from 2005.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its unit trust mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $45.3 million for the three months ended September 30, 2006, up from $40.4 million in 2005. Fees for the nine months ended September 30, 2006 were $135.5 million compared to $124.5 million in 2005. The increase in fee income for both the three and nine month periods relates primarily to increases in trustee fees and other service fees resulting from the growth in average mutual fund assets.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities trading services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[†], an arrangement with the National Bank of Canada.

Distribution fee income totalled $28.5 million for the three months ended September 30, 2006 compared to $30.4 million in 2005. For the nine month period, distribution fee income totalled $86.2 million compared to $80.8 million in 2005. Changes in both the three and nine month periods resulted from: (i) distribution fee income on securities and banking operations which increased by $2.4 million and $4.6 million respectively in the three and nine month periods; (ii) distribution fee income earned on the sale of insurance products which increased by $1.3 million and $4.2 million respectively in the three and nine month periods. The 2005 results for insurance operations in both the three and nine month periods included additional revenue related to the restructuring of the Company's distribution agreements, and; (iii) redemption fee income which was $7.8 million for the three months ended September 30, 2006

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Fee and net investment income						
Management	**$ 260.9**	$ 237.8	9.7%	**$ 770.3**	$ 679.5	13.4%
Administration	**45.3**	40.4	12.1	**135.5**	124.5	8.8
Distribution	**28.5**	30.4	(6.3)	**86.2**	80.8	6.7
Net investment income and other	**38.1**	28.3	34.6	**113.0**	101.7	11.1
	372.8	336.9	10.7	**1,105.0**	986.5	12.0
Operating expenses						
Commissions	**46.5**	38.5	20.8	**135.8**	107.2	26.7
Asset retention bonus and premium	**51.1**	45.3	12.8	**151.5**	131.7	15.0
Non-commission	**64.2**	64.9	(1.1)	**204.9**	199.0	3.0
	161.8	148.7	8.8	**492.2**	437.9	12.4
Earnings before interest and taxes	**$ 211.0**	$ 188.2	12.1%	**$ 612.8**	$ 548.6	11.7%

compared to $8.1 million in 2005. Redemption fee income of $26.2 million for the nine months ended September 30, 2006 increased by $2.4 million due to both higher redemptions subject to deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $38.1 million for the three months ended September 30, 2006, an increase of $9.8 million from $28.3 million in 2005 relating primarily to increases in revenues related to mortgage banking activities and gains on the sale of securities.

For the nine months ended September 30, 2006, net investment income and other totalled $113.0 million, an increase of $11.3 million from $101.7 million in 2005. Increases in gains on the sale of securities, Investors Group's share of GWL's earnings, and revenues related to mortgage banking activities were offset in part by decreases in other income. Other income in 2005 included the recovery of prior years' commodity taxes paid and a reduction of $2.5 million in provisions previously established for the exit of certain activities which were no longer required.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended September 30, 2006 increased by $8.0 million to $46.5 million compared with $38.5 million in 2005. For the nine months ended September 30, 2006, commission expense increased by $28.6 million to $135.8 million from $107.2 million in 2005.

The increase in commission expense was due to:

- Increase in amortization of commissions totalling $7.4 million for the three months and $22.2 million for the nine months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.8 million for the three months and $1.7 million for the nine months related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increase in other compensation of $4.7 million for the nine months related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $4.1 million to $44.1 million for the three month period and $15.2 million to $130.5 million for the nine month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.7 million in the three month period in 2006 to $7.0 million. For the nine month period, ARP increased $4.6 million to $21.0 million.

Non-commission expenses totalled $64.2 million for the three months ended September 30, 2006 compared with $64.9 million in 2005, a decrease of $0.7 million or 1.1%. For the nine month period, non-commission expense totalled $204.9 million compared to $199.0 million in 2005, an increase of $5.9 million or 3.0%. Increases in expenses in both periods were primarily due to:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in expenses related to the administration of Investors Group's mutual funds due to both increased transactional volumes and unitholder system enhancements.

Non-commission expenses for the three and nine months ended September 30, 2006 also included a reduction in expenses of $4.6 million arising from a change in estimate related to credit losses on the Company's mortgage banking operations.

Non-commission expenses for the nine months ended September 30, 2005 included a reduction in expenses of $1.7 million in the first quarter arising from a change in estimate related to credit losses on Consultant financing programs.

Mackenzie

Assets Under Management

Mackenzie's total assets under management at September 30, 2006 were $56.8 billion, an increase of $6.9 billion or 13.9% from $49.9 billion at December 31, 2005 and an increase of $8.9 billion or 18.7% from $47.9 billion as at September 30, 2005. Mackenzie's mutual fund assets under management were $43.5 billion at September 30, 2006, an increase of $1.9 billion or 4.6% from $41.6 billion as at December 31, 2005 and an increase of $3.3 billion or 8.2% from $40.2 billion as at September 30, 2005. Included in Mackenzie's institutional accounts is $3.3 billion resulting from Mackenzie's acquisition of the assets of the Cundill Group during the third quarter of 2006. The changes in assets under management are summarized in Table 6.

In the three month period ended September 30, 2006, gross sales of Mackenzie's mutual funds were $1.4 billion, a decrease of 16.0% from $1.7 billion in the comparative period last year. Redemptions of mutual funds in both the current and prior year period were $1.6 billion. Net redemptions of mutual funds for the three month period ended September 30, 2006 were $194 million, as compared to net sales of $110 million for the comparative period last year. Net redemptions of long-term funds were $307 million in the current period, as compared to net sales of long-term funds of $85 million in the comparative period last year.

For the nine month period ended September 30, 2006, gross sales of Mackenzie's mutual funds were $6.3 billion, an increase of 6.7% from $5.9 billion in the comparative period last year. Redemptions of mutual funds in the current period were $5.8 billion as compared to redemptions of $5.2 billion in the nine month period ended September 30, 2005. Net sales of mutual funds for the nine month period ended September 30, 2006 were $450 million, as compared to net sales of $663 million in the comparative period last year. Net sales of long-term funds were $335 million for the nine month period ended September 30, 2006, as compared to net sales of long-term funds of $684 million in the comparative period last year.

As at September 30, 2006, Mackenzie's twelve month trailing redemption rate for long-term funds was 15.1%, unchanged from the comparative period last year. The average twelve month trailing redemption rate for

TABLE 6: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Mutual Funds						
Sales	**$ 1,445.8**	$ 1,721.7	(16.0)%	**$ 6,285.3**	$ 5,892.5	6.7%
Redemptions	**1,639.9**	1,611.3	1.8	**5,835.4**	5,229.6	11.6
Net sales (redemptions)	**(194.1)**	110.4	N/M	**449.9**	662.9	(32.1)
Market and income	**1,290.7**	1,155.7	11.7	**1,456.0**	2,254.2	(35.4)
Net change in assets	**1,096.6**	1,266.1	(13.4)	**1,905.9**	2,917.1	(34.7)
Beginning assets	**42,401.3**	38,949.2	8.9	**41,592.0**	37,298.2	11.5
Ending assets	**$ 43,497.9**	$ 40,215.3	8.2%	**43,497.9**	40,215.3	8.2
Institutional Accounts						
Related parties including Investors Group				**4,254.3**	3,914.8	8.7
Other				**8,891.7**	3,536.7	151.4
				13,146.0	7,451.5	76.4
Structured Products				**147.4**	187.1	(21.2)
Total				**$ 56,791.3**	$ 47,853.9	18.7%
Average daily mutual fund assets	**$ 43,070.9**	$ 39,659.7	8.6%	**$ 42,981.3**	$ 38,664.9	11.2%

IGM FINANCIAL INC.

long-term funds for all other members of IFIC declined to approximately 14.8% at September 30, 2006 from 16.1% last year. Mackenzie's twelve month trailing redemption rate for long-term funds increased primarily due to the proportion of Mackenzie's mutual fund units which are no longer subject to a redemption fee.

During the three month period ended September 30, 2006, net market appreciation resulted in mutual fund assets increasing by $1.3 billion as compared to an increase of $1.2 billion in the comparative period last year. During the nine month period ended September 30, 2006, net market appreciation resulted in mutual fund assets increasing by $1.5 billion as compared to an increase of $2.3 billion in the comparative period last year.

At September 30, 2006, 40% of Mackenzie's mutual fund assets measured by the Morningstar[1] fund ranking service had four or five star ratings and 78% had a rating of three stars or better. This compared to 46% and 89% respectively at September 30, 2005, and to the Morningstar[1] universe of 53% for four and five star funds and 86% for three stars or better as at September 30, 2006.

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at September 30, 2006 were $13.1 billion, a 76.4% increase from $7.5 billion last year. Included in Mackenzie's institutional accounts is $3.3 billion resulting from Mackenzie's acquisition of the assets of the Cundill Group during the quarter. As well, Mackenzie's structured products totalled $147 million as at September 30, 2006, a decrease of $39.7 million as compared to September 30, 2005.

On July 4, 2006, Mackenzie launched the Mackenzie Charitable Giving Fund, a donor-advised giving program designed to provide a strategic and focused approach to giving.

Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three and nine month periods ended September 30, 2006 compared with 2005 are presented in Table 7.

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's

TABLE 7: OPERATING RESULTS – MACKENZIE

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30		
($ millions)	**2006**	2005	CHANGE	**2006**	2005	CHANGE
Fee and net investment income						
Management	**$ 185.4**	$ 174.3	6.4%	**$ 564.9**	$ 514.5	9.8%
Administration	**31.6**	33.8	(6.5)	**97.8**	102.7	(4.8)
Distribution	**7.2**	8.2	(12.2)	**25.0**	26.2	(4.6)
Net investment income and other	**6.5**	4.9	32.7	**20.3**	13.5	50.4
	230.7	221.2	4.3	**708.0**	656.9	7.8
Operating expenses						
Commissions	**37.9**	38.4	(1.3)	**119.0**	114.7	3.7
Trailing commissions	**52.2**	47.4	10.1	**155.9**	137.8	13.1
Non-commission	**62.1**	63.2	(1.7)	**196.4**	192.1	2.2
	152.2	149.0	2.1	**471.3**	444.6	6.0
Earnings before interest and taxes	**$ 78.5**	$ 72.2	8.7%	**$ 236.7**	$ 212.3	11.5%

retail priced mutual funds, it also offers various series of these funds with management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In these programs, Mackenzie will not pay trailing commissions or selling commissions. As at September 30, 2006, there were $5.8 billion of mutual fund assets in these series of the funds, as compared to $4.4 billion as at September 30, 2005.

Management fees were $185.4 million for the three month period ended September 30, 2006, an increase of $11.1 million or 6.4% from $174.3 million in the comparative period last year. The increase in management fees was attributed to an 8.6% increase in Mackenzie's average mutual fund assets under management from $39.7 billion as at September 30, 2005 to $43.1 billion in the current period and the growth in its institutional accounts. The overall increase in management fees was less than the growth in assets under management due to a change in asset mix in retail priced funds and in non-retail priced funds, the relative proportion of which results in a lower effective management fee rate. In addition, there was one less business day in the current quarter versus the comparative quarter last year.

Management fees were $564.9 million for the nine month period ended September 30, 2006, an increase of $50.4 million or 9.8% from $514.5 million in the comparative period last year. The increase in management fees was attributed to an 11.2% increase in Mackenzie's average mutual fund assets under management from $38.7 billion as at September 30, 2005 to $43.0 billion in the current period and the growth in institutional assets. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees were $31.6 million for the three month period ended September 30, 2006, a decrease of $2.2 million from $33.8 million in the comparative period last year. Administration fees were $97.8 million for the nine month period ended September 30, 2006, a decrease of $4.9 million from $102.7 million in the comparative period last year.

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS account administration business.

The decrease in administration fees for the three month period ended September 30, 2006 is primarily attributed to a decline in fees for administering the VenGrowth labour sponsored funds. VenGrowth terminated their administration agreement with Mackenzie effective November 2005. The decrease in administration fees for the nine month period ended September 30, 2006 is primarily attributed to a decline in counterparty revenue as a result of the elimination of the foreign property rules applicable to registered plans in July 2005 and Mackenzie's decision to discontinue this product offering, and a decline in fees for administering the VenGrowth labour sponsored funds.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and on a low load basis. Distribution fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years. Distribution fees for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in the three month period ended September 30, 2006 was $7.2 million, a decrease of $1.0 million from $8.2 million in the comparative period last year. Distribution fee income for the nine month period ended September 30, 2006 was $25.0 million, a decrease of $1.2 million from $26.2 million in the comparative period last year. Although the total level of redemptions increased during the three and nine month periods ended September 30, 2006 relative to the corresponding periods last year, the decline in distribution fee income was due to a period over period decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three month period ended September 30, 2006, was $6.5 million, an increase of $1.6 million as compared to $4.9 million in the three month period ended September 30, 2005. Net investment income in the nine month period ended September 30, 2006 was $20.3 million, an increase of $6.8 million as compared to $13.5 million in the nine month period ended September 30, 2005. Increases in M.R.S. Trust Company's loan portfolio, rising interest rates and gains realized at Mackenzie in the current year on the disposition of marketable securities accounted for this

increase. There were no corresponding gains on the disposition of marketable securities in the prior year.

OPERATING EXPENSES

Mackenzie's operating expenses increased 2.1% and 6.0% respectively in the three and nine month periods ended September 30, 2006 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a low load and deferred sales charge basis. Commission expense, which represents the amortization of selling commissions, was $37.9 million in the three month period ended September 30, 2006 as compared to $38.4 million in the comparative period last year. Commission expense in the nine month period ended September 30, 2006 was $119.0 million, as compared to $114.7 million in the same period in 2005. Mackenzie amortizes selling commissions over three years from the date of original purchase of the applicable low load units and over a maximum period of seven years from the date of original purchase of the applicable deferred sales charge units.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis, a deferred sales charge basis or on a low load basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $52.2 million in the three month period ended September 30, 2006, an increase of $4.8 million or 10.1% from $47.4 million in the comparative period last year. Trail commission expense in the nine month period ended September 30, 2006 was $155.9 million, an increase of $18.1 million or 13.1% from $137.8 million in the comparative period last year. The increase in trailing commissions in the three and nine month periods is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.486% in the current quarter as compared to 0.478% in the corresponding quarter last year and increased to 0.485% in the nine month period ended September 30, 2006 as compared to 0.475% in the same period last year. The increase in the average trail commission rate is attributed to an increase in the relative proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses decreased $1.1 million or 1.7% to $62.1 million in the three month period ended September 30, 2006, from $63.2 million in the comparative period last year. Non-commission expenses increased $4.3 million or 2.2% to $196.4 million in the nine month period ended September 30, 2006 from $192.1 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie are related to the administration of its mutual funds. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. The primary reason for the increase in non-commission expenses in the nine month period ended September 30, 2006 as compared to the corresponding period last year is due to an increase in subadvisory expenses.

IGM Financial Inc.

Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $7.12 billion at September 30, 2006 compared to $6.81 billion at December 31, 2005.

The Company's securities holdings were $151.9 million at September 30, 2006, a decrease of $26.1 million or 14.7% from December 31, 2005. The fair value of the Company's portfolio exceeded cost by $81.1 million at September 30, 2006 compared with $123.7 million at December 31, 2005.

Loans, including mortgages and personal loans, increased by $95.6 million to $608.6 million at September 30, 2006 and represent 8.5% of total assets, compared to 7.5% at December 31, 2005. Residential mortgage loans related to the Company's mortgage banking operations increased $86.1 million. These residential mortgage loans are funded primarily by sales to third parties and mortgage conduits on a fully serviced basis and to the Investors Mortgage and Short Term Income Fund. In the Company's intermediary operations, personal loans increased by $26.8 million while residential mortgage loans decreased by $17.9 million in the nine month period to September 30, 2006.

Consolidated Liquidity and Capital Resources

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

As well, a portion of cash and cash equivalents and loans relate to the Company's deposit operations. At September 30, 2006, deposits and certificates totalled $719.9 million compared to $692.8 million at December 31, 2005.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $386.4 million for the three months ended September 30, 2006 compared to $344.5 million in 2005, and represents an increase of 12.2%. EBITDA totalled $1,135.4 million for the nine months ended September 30, 2006 compared to $1,012.2 million in 2005, and represents an increase of 12.2%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 8 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2006.

Operating activities, before payment of commissions, generated $277.3 million and $728.1 million during the three and nine month periods ended September 30, 2006, as compared to $319.8 million and $722.4 million in 2005. Cash commissions paid of $66.2 million in the three month period decreased from $73.9 million reflecting the decrease of consolidated mutual funds sales over 2005 levels. Cash commissions paid of $270.2 million in the nine month period compared to $267.5 million in 2005 and reflects the increase in mutual fund sales over 2005 levels.

Financing activities during the quarter ended September 30, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $50.6 million in deposits and certificates in 2006 compared to a net decrease of $16.1 million in 2005. The net increase in 2006 related primarily to changes in demand deposit levels and the decrease in 2005 related primarily to changes in term deposit levels.
- Proceeds received on the issuance of common shares under the Company's stock option program of $4.0 million in both 2006 and 2005.

TABLE 8: CASH FLOWS

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Operating activities						
Before payment of commissions	$ 277.3	$ 319.8	(13.3)%	$ 728.1	$ 722.4	0.8%
Commissions paid	(66.2)	(73.9)	10.4	(270.2)	(267.5)	(1.0)
Net of commissions paid	211.1	245.9	(14.2)	457.9	454.9	0.7
Financing activities	(49.2)	(108.7)	54.7	(286.9)	(292.8)	2.0
Investing activities	(144.1)	17.1	N/M	(175.0)	(60.4)	(189.7)
Increase (decrease) in cash and cash equivalents	17.8	154.3	(88.5)	(4.0)	101.7	(103.9)
Cash and cash equivalents, beginning of period	1,046.3	812.4	28.8	1,068.1	865.0	23.5
Cash and cash equivalents, end of period	$ 1,064.1	$ 966.7	10.1%	$ 1,064.1	$ 966.7	10.1%

- The payment of regular common share dividends which increased to $97.9 million in 2006 from $85.3 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 121,700 common shares in the third quarter of 2006 under IGM Financial's normal course issuer bid at a cost of $5.8 million compared with the purchase of 260,000 common shares at a cost of $11.3 million in 2005.

Financing activities during the nine months ended September 30, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $27.1 million in deposits and certificates in 2006 compared to a net decrease of $25.9 million in 2005. The net increase in 2006 resulted from the net increase in demand deposit levels offset by decreases in term deposits. The net decrease in 2005 related primarily to decreases in term deposits.
- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $11.3 million in 2006 compared with $8.3 million in 2005.
- The payment of regular common share dividends which increased to $287.2 million in 2006 from $250.1 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 271,700 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $13.2 million. In 2005, 584,700 shares were purchased at a cost of $23.3 million.

Investing activities during the quarter ended September 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $16.1 million and securities sales with proceeds of $56.4 million in 2006 compared with $13.4 million and $22.6 million respectively in 2005.
- Net increase in loans of $420.3 million compared to $46.5 million in 2005 related primarily to residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $386.6 million in 2006 compared to $56.9 million in 2005.
- The acquisition of intangible assets in 2006 which totalled $140.8 million.

Investing activities during the nine months ended September 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $66.3 million and securities sales with proceeds of $141.0 million in 2006 compared with $29.2 million and $78.8 million respectively in 2005.
- Net increases in loans of $1,110.7 million compared to $290.2 million in 2005 related primarily to

residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $1,019.3 million in 2006 compared to $188.4 million in 2005.

- The acquisition of intangible assets in 2006 which totalled $140.8 million.

Contractual Obligations

Changes in the contractual obligations of the Company from those reported at December 31, 2005 relate to the repayment at maturity of a note payable of $25.0 million to Power Financial Corporation during the first quarter of 2006.

Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at September 30, 2006, liquidity for both companies was in compliance with these policies.

Off-Balance Sheet Arrangements

- *Securitizations* – There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended September 30, 2006. During the three months ended September 30, 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $386.6 million compared with $56.9 million in 2005 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at September 30, 2006 totalled $1,356.5 million compared with $562.4 million in 2005. The fair value of the Company's retained interest was $37.2 million at September 30, 2006 and $17.8 million in 2005.
- *Derivative Contracts* – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended September 30, 2006. During the third quarter of 2006, the Company increased the outstanding notional amount of interest rate swaps by $476.4 million to $1,845.2 million. However the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, remained relatively unchanged. The Company utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations as outlined in Notes 1 and 15 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

CAPITAL RESOURCES

Shareholders' equity increased to $3.72 billion as at September 30, 2006 from $3.45 billion at December 31, 2005. Changes in common share capital are reflected in Note 3 to the interim Consolidated Financial Statements. Long-term debt declined by $25.0 million to $1.20 billion as a result of the repayment of the note payable to Power Financial Corporation. Preferred shares of $360 million remained at year end 2005 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2006, the Dominion Bond Rating Service (DBRS) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to "A (high)" with a stable outlook by DBRS, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The S&P rating is currently "A" with a stable outlook.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended September 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period.

TABLE 9: FINANCIAL INSTRUMENTS – CARRYING VALUE

($ millions)	SEPTEMBER 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,064.1**	$ 1,068.1
Securities	**151.9**	178.0
Loans	**608.6**	513.0
Account and other receivables	**204.9**	161.2
	$ 2,029.5	$ 1,920.3
Liabilities		
Deposits and certificates	**$ 719.9**	$ 692.8
Other financial liabilities	**502.5**	480.9
Long-term debt	**1,200.0**	1,225.0
Preferred shares	**360.0**	360.0
	$ 2,782.4	$ 2,758.7

Outlook

MUTUAL FUND INDUSTRY ASSETS

At September 30, 2006, mutual fund industry assets in Canada were $610.0 billion, an increase of 3.6% relative to June 30, 2006 and an increase of 7.0% relative to December 31, 2005. The $21.0 billion increase in industry assets since June 30, 2006 reflected net sales of $2.7 billion and an estimated $18.3 billion in investment returns during the quarter. The $40.0 billion increase in industry assets since December 31, 2005 reflected net sales of $14.1 billion, an estimated $24.6 billion in investment returns and $1.3 billion in mutual fund assets not previously reported through IFIC.

OTHER RISK FACTORS

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at September 30	2006	2005
IGM Financial Inc.		
Investors Group	**8.1%**	9.1%
Mackenzie	**15.1%**	15.1%
Counsel Group of Funds	**9.5%**	10.3%
Mutual Fund Industry, excluding IGM Financial Inc.[1]	**15.6%**	17.0%

[1] *Excludes Investors Group, Mackenzie and Counsel Group of Funds.*

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's diverse portfolio of financial products and its long-term investment performance record, marketing, educational and service support has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Accounting Estimates and Policies

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies from those reported at December 31, 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2005.

Other Information

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2005. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

OUTSTANDING SHARE DATA

Outstanding shares of the Company as at September 30, 2006 of 264,783,231 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at November 1, 2006 totalled 264,785,931.

SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Interim Consolidated Financial Statements

IGM FINANCIAL INC.

Consolidated Statements of Income

(unaudited) *(in thousands of dollars, except shares and per share amounts)*	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Fee and net investment income				
Management	**$ 456,481**	$ 420,516	**$ 1,364,695**	$ 1,217,628
Administration	**77,097**	74,481	**233,659**	229,362
Distribution	**54,154**	53,406	**165,762**	156,498
Net investment income and other	**55,370**	38,594	**161,920**	135,767
Total fee and net investment income	**643,102**	586,997	**1,926,036**	1,739,255
Operating expenses				
Commission expense	**205,198**	183,491	**613,811**	536,972
Non-commission expense	**134,491**	135,611	**425,426**	414,124
Interest expense	**22,221**	22,746	**66,198**	67,676
Total operating expenses	**361,910**	341,848	**1,105,435**	1,018,772
Income before income taxes and non-controlling interest	**281,192**	245,149	**820,601**	720,483
Income taxes	**89,507**	68,365	**242,105**	214,033
Income before non-controlling interest	**191,685**	176,784	**578,496**	506,450
Non-controlling interest	**252**	229	**1,398**	1,269
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Average number of common shares *(in thousands) (Note 6)*				
– Basic	**264,769**	264,581	**264,697**	264,595
– Diluted	**267,466**	266,813	**267,390**	266,586
Earnings per share *(in dollars) (Note 6)*				
– Basic	**$ 0.72**	$ 0.67	**$ 2.18**	$ 1.91
– Diluted	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Retained Earnings

(unaudited) *(in thousands of dollars)*	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Balance, beginning of period	**$ 1,954,391**	$ 1,668,006
Net income	**577,098**	505,181
Common dividends	**(301,194)**	(261,941)
Common share cancellation excess *(Note 3)*	**(11,687)**	(20,067)
Other	**(6,019)**	(6,999)
Balance, end of period	**$ 2,212,589**	$ 1,884,180

(See accompanying notes to interim consolidated financial statements.)

Consolidated Balance Sheets

(unaudited) *(in thousands of dollars)*	SEPTEMBER 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,064,140**	$ 1,068,061
Securities	**151,923**	178,011
Loans	**608,600**	512,989
Investment in affiliate	**536,203**	509,721
Deferred selling commissions	**977,818**	927,958
Other assets	**369,744**	336,473
Intangible assets	**1,040,846**	900,180
Goodwill	**2,373,602**	2,373,483
	$ 7,122,876	$ 6,806,876
Liabilities		
Deposits and certificates	**$ 719,913**	$ 692,770
Other liabilities	**674,899**	634,256
Future income taxes	**449,671**	449,717
Long-term debt	**1,200,000**	1,225,010
Preferred shares *(Note 3)*	**360,000**	360,000
	3,404,483	3,361,753
Shareholders' Equity		
Share capital *(Note 3)*	**1,492,015**	1,481,519
Contributed surplus	**13,789**	9,213
Retained earnings	**2,212,589**	1,954,391
	3,718,393	3,445,123
	$ 7,122,876	$ 6,806,876

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Cash Flows

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Operating activities				
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Adjustments to determine net cash from operating activities				
Future income taxes	**(1,123)**	(17,851)	**617**	17,433
Commission amortization	**73,607**	66,684	**220,299**	194,262
Amortization of capital and intangible assets	**5,187**	5,676	**15,917**	17,076
Changes in operating assets and liabilities and other	**8,168**	88,740	**(85,833)**	(11,514)
	277,272	319,804	**728,098**	722,438
Commissions paid	**(66,211)**	(73,880)	**(270,159)**	(267,476)
	211,061	245,924	**457,939**	454,962
Financing activities				
Net increase (decrease) in deposits and certificates	**50,567**	(16,094)	**27,143**	(25,859)
Repayment of long-term debt	**–**	–	**(25,010)**	(1,785)
Issue of common shares	**4,009**	3,981	**11,338**	8,280
Common dividends paid	**(97,945)**	(85,298)	**(287,175)**	(250,056)
Common shares purchased for cancellation	**(5,762)**	(11,294)	**(13,216)**	(23,335)
	(49,131)	(108,705)	**(286,920)**	(292,755)
Investing activities				
Purchase of securities	**(16,139)**	(13,381)	**(66,286)**	(29,214)
Proceeds from the sale of securities	**56,393**	22,625	**141,020**	78,833
Net increase in loans	**(420,304)**	(46,538)	**(1,110,722)**	(290,180)
Proceeds from securitizations *(Note 2)*	**386,600**	56,892	**1,019,290**	188,381
Additions to capital assets	**(9,772)**	(2,303)	**(16,367)**	(7,473)
Acquisition of intangible assets *(Note 8)*	**(140,817)**	–	**(140,817)**	–
Other	**(61)**	(156)	**(1,058)**	(797)
	(144,100)	17,139	**(174,940)**	(60,450)
Increase (decrease) in cash and cash equivalents	**17,830**	154,358	**(3,921)**	101,757
Cash and cash equivalents, beginning of period	**1,046,310**	812,389	**1,068,061**	864,990
Cash and cash equivalents, end of period	**$ 1,064,140**	$ 966,747	**$ 1,064,140**	$ 966,747
Cash	**$ 164,237**	$ 112,628	**$ 164,237**	$ 112,628
Cash equivalents	**899,903**	854,119	**899,903**	854,119
	$ 1,064,140	$ 966,747	**$ 1,064,140**	$ 966,747
Supplemental disclosure of cash flow information				
Amount of interest paid during the period	**$ 20,744**	$ 20,927	**$ 84,324**	$ 84,524
Amount of income taxes paid during the period	**$ 53,150**	$ 27,592	**$ 224,612**	$ 174,800

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Notes to the Interim Consolidated Financial Statements

SEPTEMBER 30, 2006 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2005.

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIZATIONS

During the third quarter, the Company securitized $390.0 million (2005 – $57.2 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386.6 million (2005 – $56.9 million). The Company's retained interest in the securitized loans was valued at $9.9 million (2005 – $2.0 million). A pre-tax gain on sale of $3.6 million (2005 – gain of $1.2 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

During the nine months ended September 30, 2006, the Company securitized $1,025.8 million (2005 – $189.3 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019.3 million (2005 – $188.4 million). The Company's retained interest in the securitized loans was valued at $17.4 million (2005 – $6.1 million). A pre-tax gain on sale of $1.2 million (2005 – $3.5 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

3. SHARE CAPITAL

Issued and outstanding

	SEPTEMBER 30, 2006		DECEMBER 31, 2005	
	SHARES	STATED VALUE	SHARES	STATED VALUE
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of period	**264,539,213**	**$ 1,481,519**	264,598,380	$ 1,475,405
Issued under Stock Option Plan	**515,718**	**12,025**	525,533	9,382
Purchased for cancellation	**(271,700)**	**(1,529)**	(584,700)	(3,268)
Balance, end of period	**264,783,231**	**$ 1,492,015**	264,539,213	$ 1,481,519

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. In the third quarter of 2006, 121,700 shares were purchased at a cost of $5.8 million and, during the nine months ended September 30, 2006, 271,700 shares were purchased at a cost of $13.2 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. In the third quarter of 2005, 260,000 shares were purchased at a cost of $11.3 million and, during the nine months ended September 30, 2005, 584,700 shares were purchased at a cost of $23.3 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

4. STOCK-BASED COMPENSATION

	SEPTEMBER 30 2006	DECEMBER 31 2005
Common share options		
– Outstanding	**8,610,409**	8,451,760
– Exercisable	**4,736,596**	3,854,090

In the third quarter of 2006, the Company did not issue options to employees (2005 – nil). In the nine months ended September 30, 2006, the Company issued 810,400 options to employees (2005 – 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the nine months ended September 30, 2006 has been estimated at $8.68 per option (2005 – $7.76) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.11% (2005 – 4.04%), (ii) expected option life of six years (2005 – six years), (iii) expected volatility of 21.00% (2005 – 25.00%) and (iv) expected dividend yield of 3.17% (2005 – 3.42%).

The Company recorded compensation expense related to its stock option program of $1.6 million (2005 – $1.6 million) in the third quarter and $4.7 million (2005 – $3.6 million) for the nine months ended September 30, 2006.

5. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Pension expense	**$ 769**	$ 203	**$ 2,306**	$ 611
Other post-retirement benefits expense	**725**	973	**2,175**	2,917
Total	**$ 1,494**	$ 1,176	**$ 4,481**	$ 3,528

6. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Earnings				
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Number of common shares *(in thousands)*				
Average number of common shares outstanding	**264,769**	264,581	**264,697**	264,595
Add:				
– Potential exercise of outstanding stock options	**2,697**	2,232	**2,693**	1,991
Average number of common shares outstanding – Diluted basis	**267,466**	266,813	**267,390**	266,586
Earnings per common share *(in dollars)*				
Basic	**$ 0.72**	$ 0.67	**$ 2.18**	$ 1.91
Diluted	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

IGM FINANCIAL INC.

7. SEGMENTED INFORMATION

Three months ended September 30 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 260,868	$ 185,424	$ 10,189	$ 456,481
Administration	45,319	31,552	226	77,097
Distribution	28,495	7,228	18,431	54,154
Net investment income and other	38,119	6,476	10,775	55,370
	372,801	230,680	39,621	643,102
Operating expenses				
Commissions	97,589	90,116	17,493	205,198
Non-commission	64,186	62,126	8,179	134,491
	161,775	152,242	25,672	339,689
Earnings before undernoted	$ 211,026	$ 78,438	$ 13,949	303,413
Interest expense				22,221
Income before income taxes and non-controlling interest				281,192
Income taxes				89,507
Income before non-controlling interest				191,685
Non-controlling interest				252
Net income				$ 191,433

Three months ended September 30 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 237,805	$ 174,267	$ 8,444	$ 420,516
Administration	40,380	33,729	372	74,481
Distribution	30,388	8,284	14,734	53,406
Net investment income and other	28,283	4,935	5,376	38,594
	336,856	221,215	28,926	586,997
Operating expenses				
Commissions	83,768	85,804	13,919	183,491
Non-commission	64,859	63,162	7,590	135,611
	148,627	148,966	21,509	319,102
Earnings before undernoted	$ 188,229	$ 72,249	$ 7,417	267,895
Interest expense				22,746
Income before income taxes and non-controlling interest				245,149
Income taxes				68,365
Income before non-controlling interest				176,784
Non-controlling interest				229
Net income				$ 176,555

7. SEGMENTED INFORMATION *(continued)*

Nine months ended September 30 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 770,283	$ 564,895	$ 29,517	$ 1,364,695
Administration	135,441	97,774	444	233,659
Distribution	86,220	25,022	54,520	165,762
Net investment income and other	112,999	20,336	28,585	161,920
	1,104,943	708,027	113,066	1,926,036
Operating expenses				
Commissions	287,269	274,887	51,655	613,811
Non-commission	204,903	196,461	24,062	425,426
	492,172	471,348	75,717	1,039,237
Earnings before undernoted	$ 612,771	$ 236,679	$ 37,349	886,799
Interest expense				66,198
Income before income taxes and non-controlling interest				820,601
Income taxes				242,105
Income before non-controlling interest				578,496
Non-controlling interest				1,398
Net income				$ 577,098
Identifiable assets	$ 1,552,974	$ 2,365,891	$ 830,409	$ 4,749,274
Goodwill	1,347,781	943,550	82,271	2,373,602
Total assets	$ 2,900,755	$ 3,309,441	$ 912,680	$ 7,122,876

Nine months ended September 30 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 679,501	$ 514,430	$ 23,697	$ 1,217,628
Administration	124,520	102,661	2,181	229,362
Distribution	80,788	26,237	49,473	156,498
Net investment income and other	101,662	13,559	20,546	135,767
	986,471	656,887	95,897	1,739,255
Operating expenses				
Commissions	238,876	252,525	45,571	536,972
Non-commission	198,971	192,060	23,093	414,124
	437,847	444,585	68,664	951,096
Earnings before undernoted	$ 548,624	$ 212,302	$ 27,233	788,159
Interest expense				67,676
Income before income taxes and non-controlling interest				720,483
Income taxes				214,033
Income before non-controlling interest				506,450
Non-controlling interest				1,269
Net income				$ 505,181
Identifiable assets	$ 1,459,537	$ 2,172,763	$ 700,001	$ 4,332,301
Goodwill	1,347,781	943,550	81,779	2,373,110
Total assets	$ 2,807,318	$ 3,116,313	$ 781,780	$ 6,705,411

8. ACQUISITION OF INTANGIBLE ASSETS

In the third quarter of 2006, Mackenzie Financial Corporation ("Mackenzie"), a subsidiary of IGM Financial Inc., acquired the assets of Cundill Investment Research Ltd. and related entities ("Cundill Group") for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

Page intentionally left blank.

PARGESA HOLDING S.A.

PART E

SEPTEMBER 30, 2006

PARGESA HOLDING S.A.

HIGHLIGHTS

During the third quarter of 2006, Imerys continued its growth on contrasted markets and began to implement the reorganisation of its kaolin production units.

Starting in the third quarter of 2006, Bertelsmann no longer contributes to Pargesa's earnings as a result of the sale by GBL of its interest in that company. GBL managed the related cash proceeds received early in July, in particular increasing its investment in Lafarge.

The disposal of Orior Food SA, announced on August 31 by Orior Holding SA, a subsdiary of Pargesa, was completed on October 10 and, as already indicated, will not have any significant impact on the results of the Pargesa Group.

ECONOMIC PRESENTATION OF PARGESA RESULTS

As a supplement to the accounts drawn up using the format recommended by IFRS (see further in this section), Pargesa is continuing to publish an unaudited economic presentation of its results in order to provide homogeneous and continuous information over the long term about the contribution of each of its major shareholdings to its results.

The economic presentation shows the operating contribution of the main shareholdings to the consolidated income of Pargesa together with the income from the operations of the holding companies (Pargesa and GBL). The analysis also draws a distinction between the operating and non-operating items in the results, the non-operating part being composed of capital gains in connection with disposals and any restructuring costs and impairment.

According to this approach, the economic results for the third quarter of 2006 can be analysed as follows:

[in millions of Swiss francs] [unaudited]		THIRD QUARTER 2006	THIRD QUARTER 2005	NINE MONTHS 2006	NINE MONTHS 2005	YEAR 2005
Operating contribution of the main shareholdings						
Consolidated [Imerys] or equity-accounted [Bertelsmann]:						
Imerys						
Share of operating income		**47.0**	43.1	**141.2**	129.7	178.7
Bertelsmann						
Share of operating income		–	25.8	**49.3**	84.8	166.6
Preferential dividend		–	–	**37.6**	29.9	29.9
Net operating contribution		–	25.8	**86.9**	114.7	196.5
Non-consolidated:						
Total	net dividend	–	–	**54.4**	46.3	92.7
Suez	net dividend	–	–	**61.1**	38.1	38.1
Lafarge	net dividend	–	–	**30.4**	–	–
Operating contribution of the main shareholdings		**47.0**	68.9	**374.0**	328.8	506.0
per share [SF]		***0.55***	*0.82*	***4.42***	*3.91*	*6.01*
Operating contribution of other shareholdings		**2.3**	2.7	**17.1**	8.5	13.8
Operating income contributed by holding companies		**7.4**	(2.3)	**11.3**	(4.8)	(10.8)
Operating income		**56.7**	69.3	**402.4**	332.5	509.0
per share [SF]		***0.67***	*0.82*	***4.76***	*3.95*	*6.04*
Non-operating income from consolidated or equity-accounted companies		**(7.9)**	19.1	**(69.3)**	29.3	18.2
Non-operating income contributed by holding companies		**6.3**	0.2	**1,831.9**	4.2	5.8
Net income		**55.1**	88.6	**2,165.0**	366.0	533.0
per share [SF]		***0.64***	*1.05*	***25.59***	*4.35*	*6.33*
Average number of shares in circulation [thousands]		**84,600**	84,129	**84,600**	84,129	84,254
Average €/SF exchange rate		**1.566**	1.549	**1.566**	1.549	1.548

CONSOLIDATED HOLDINGS

During the first nine months of 2006, Imerys experienced contrasted markets and recorded a strong increase of its variable costs, mainly energy. The efforts made in terms of product offering and cost control, together with a good integration of the 2005 acquisitions, enabled the net operating income to grow by 7.6% to €225 million. Pargesa's share of Imerys operating income, expressed in Swiss francs, increased by 8.9% to SF141.2 million.

The investment in Bertelsmann no longer contributes to the results as of July 1, 2006. Comparing the contribution of this investment to Pargesa's results from one financial year to the next is thus no longer relevant.

NON-CONSOLIDATED HOLDINGS

The contributions from Total, Suez and Lafarge correspond to Pargesa's share of the net dividends received by GBL from these companies.

In the second quarter of 2006, Suez and Lafarge distributed their annual dividends for 2005.

Total paid the balance of the 2005 dividend in the second quarter of 2006, and under its distribution policy, will pay in the fourth quarter of 2006 an interim dividend for 2006.

OPERATING INCOME CONTRIBUTED BY HOLDING COMPANIES, which is the net sum of financial income and expenses, of overheads and taxes, stands at SF11.3 million, compared with SF(4.8) million at September 30, 2005. As of 2006, this item includes income from non-consolidated private equity investments. During the third quarter of 2006, it also benefited from the income on the cash proceeds resulting from the disposal of Bertelsmann.

NON-OPERATING INCOME › The non-operating income from consolidated or equity-accounted companies amounting to SF(69.3) million at September 30, 2006 essentially consists of Pargesa's share of the non-operating income of Imerys, resulting from the recognition of costs associated with the restructuring of the kaolin production units undertaken by this group.

The non-operating income contributed by holding companies is SF1,831.9 million, and essentially represents the capital gain recorded on the disposal of the Group's stake in Bertelsmann.

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2006 [UNAUDITED]

PRESENTATION OF RESULTS IN ACCORDANCE WITH IFRS STANDARDS

The simplified presentation of the income statement in accordance with IFRS standards is as follows:

[in millions of Swiss francs]	THIRD QUARTER 2006	THIRD QUARTER 2005	NINE MONTHS 2006	NINE MONTHS 2005
Operating income	**1,329.1**	1,206.1	**3,979.0**	3,585.6
Operating expenses	**(1,178.6)**	(1,062.6)	**(3,707.9)**	(3,217.6)
Other income and expenses	**(9.6)**	(1.4)	**8.3**	143.9
Operating profit	**140.9**	142.1	**279.4**	511.9
Dividends and interest from long-term investments	**2.1**	6.7	**298.9**	178.7
Financial income [expenses]	**14.8**	(18.0)	**(7.0)**	(31.7)
Taxes	**(35.6)**	(32.5)	**(52.1)**	(102.1)
Income from associates	**3.6**	0.8	**24.4**	2.2
Net profit from continuing operations	**125.8**	99.1	**543.6**	559.0
Net profit from discontinued operations	**12.7**	100.3	**3,865.1**	252.4
Consolidated net profit [including non-controlling interests]	**138.5**	199.4	**4,408.7**	811.4
Non-controlling interests	**(83.4)**	(110.8)	**(2,243.7)**	(445.4)
Consolidated net profit [Group share]	**55.1**	88.6	**2,165.0**	366.0
Earnings per share [SF]	***0.64***	*1.05*	***25.59***	*4.35*

Operating income and expenses are principally turnover and operating expenses of Imerys, whose accounts are 100% integrated into those of Pargesa.

Other income and expenses are net capital gains and losses and impairment on Group shareholdings and operations.

The dividends and interest from long-term investments item mainly concerns, depending on the period, net dividends received from the investments in Total and Suez and, for the first time in 2006, Lafarge.

The financial income (expenses) and taxes items consolidate the figures for Pargesa, GBL and Imerys.

The income from associates item concerns the share in the consolidated net profit contributed by shareholdings accounted for in the Pargesa accounts using the equity method.

At September 30, 2006, the net profit from discontinued operations item mainly concerns the capital gain, including non-controlling interests, recorded on the disposal of the 25.1% stake in Bertelsmann. It also includes first half results for the discontinued operations, i.e., Bertelsmann and Orior Food.

Non-controlling interests essentially concerns the share of income due to the minority shareholders of GBL and Imerys, these two companies being 100% integrated into the Group's accounts.

POWER CORPORATION OF CANADA



STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW
Participating Preferred Shares: POW.PR.E
First Preferred Shares 1986 Series: POW.PR.F
First Preferred Shares, Series A: POW.PR.A
First Preferred Shares, Series B: POW.PR.B
First Preferred Shares, Series C: POW.PR.C
First Preferred Shares, Series D: POW.PR.D

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8
100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1
830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9


Imagine
Caring Company
Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.



POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE 514-286-7400 FAX 514-286-7424
WWW.POWERCORPORATION.COM

PRINTED IN CANADA